Integra Resources Corp.

ANNUAL INFORMATION FORM

For Fiscal Year Ended December 31, 2021

March 30, 2022

ADDITIONAL INFORMATION	74

Schedule "A" - Glossary

Schedule "B" - Audit Committee Charter

FORWARD LOOKING STATEMENTS

This annual information form ("AIF" or "Annual Information Form") of Integra Resources Corp. ("Integra" or the "Company") contains "forward-looking statements" or "forward-looking information" within the meaning of applicable Canadian and United States securities legislation (collectively, "forward-looking statements").  Forward-looking statements are included to provide information about management's current expectations and plans that allows investors and others to get a better understanding of the Company's operating environment, business operations and financial performance and condition.

Forward-looking statements relate, but are not limited, to: the future financial or operating performance of the Company and the DeLamar Project; results from work performed to date; the estimation of Mineral Resources and Reserves; the realization of Mineral Resource and Reserve estimates; the development, operational and economic results of the pre-feasibility study ("PFS") for the DeLamar and Florida Mountain Areas, including cash flows, revenue potential, staged development, capital expenditures, development costs and timing thereof, extraction rates, life of mine projections and cost estimates; opportunity to pursue  heap-leach only approach; magnitude or quality of mineral deposits; anticipated advancement of the DeLamar Project mine plan; exploration expenditures, costs and timing of the development of new deposits; underground exploration potential; costs and timing of future exploration; the completion and timing of future development studies; estimates of metallurgical recovery rates, including prospective use of the Albion process; anticipated advancement of the DeLamar Project and future exploration prospects; requirements for additional capital; the future price of metals; government regulation of mining operations; environmental risks; the timing and possible outcome of pending regulatory matters; the realization of the expected economics of the DeLamar Project; future growth potential of the DeLamar Project; and future development plans. Forward-looking statements are often identified by the use of words such as "may", "will", "could", "would", "anticipate", 'believe", expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions.

Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such information is provided. Assumptions and factors include: the Company's ability to complete its planned exploration programs; the absence of adverse conditions at the DeLamar Project; no unforeseen operational delays; no material delays in obtaining necessary permits; the price of gold and silver remaining at levels that render the DeLamar Project economic; the Company's ability to continue raising necessary capital to finance operations; the ability to realize on the Mineral Resource and Reserve estimates; capital and operating costs will not increase significantly from current levels or as outlined in the DeLamar Report; key personnel will continue their employment with the Company and the Company will be able to recruit and retain additional qualified personnel, as needed, in a timely and cost efficient manner; no significant adverse changes in Canada/U.S. currency exchange or interest rates and stock markets; and there will be no significant changes in the ability of the Company to comply with environmental, safety and other regulatory requirements. Forward‐looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward‐looking statements. These risks and uncertainties include, but are not limited to: general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; benefits of certain technology usage; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; uncertain nature of estimating Mineral Resources and Reserves; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; the impact of COVID-19 on the timing of exploration and development work and management's ability to anticipate and manage the foregoing factors and risks. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others: (i) access to additional capital; (ii) uncertainty and variations in the estimation of Mineral Resources and Reserves; (iii) health, safety and environmental risks; (iv) success of exploration, development and operations activities; (v) delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; (vi) delays in getting access from surface rights owners; (vii) the fluctuating price of gold and silver; (viii) assessments by taxation authorities; (ix) uncertainties related to title to mineral properties; (x) the Company's ability to identify, complete and successfully integrate acquisitions; and (xi) volatility in the market price of Company's securities.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements.  Although the Company believes its expectations are based upon reasonable assumptions and have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  See the section entitled "The Business - Risk Factors" below for additional risk factors that could cause results to differ materially from forward-looking statements.

Investors are cautioned not to put undue reliance on forward-looking statements.  The forward looking-statements contained herein are made as of the date of this Annual Information Form and, accordingly, are subject to change after such date.  The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.  Investors are urged to read the Company's filings with Canadian securities regulatory agencies, which can be viewed online under the Company's profile on SEDAR at www.sedar.com.

Cautionary Note to United States Investors with Respect to Mineral Resources

National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this AIF has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the CIM Definition Standards).  These standards differ from the requirements of the U.S. Securities and Exchange Commission ("SEC"). Accordingly, Mineral Resource and Reserve information contained in this AIF may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

Non-GAAP Measures and Other Financial Measures

Alternative performance measures in this document such as "cash cost", "AISC" and "free cash flow" are furnished to provide additional information.  These non-GAAP performance measures are included in this AIF because these statistics are used as key performance measures that management uses to monitor and assess performance of the DeLamar Project, and to plan and assess the overall effectiveness and efficiency of mining operations.  These performance measures do not have a standard meaning within IFRS and, therefore, amounts presented may not be comparable to similar data presented by other mining companies.  These performance measures should not be considered in isolation as a substitute for measures of performance in accordance with IFRS.  As the Company has yet to commence production, the equivalent historical non-GAAP financial measure is $0.

Cash Costs

Cash costs include site operating costs (mining, processing, site G&A), refinery costs and royalties.  While there is no standardized meaning of the measure across the industry, the Company believes that this measure is useful to external users in assessing operating performance.

All-In Sustaining Cost ("AISC")

Site level AISC include cash costs (see description above) and sustaining capital, but excludes head office G&A and exploration expenses.  The Company believes that this measure is useful to external users in assessing operating performance and the Company's ability to generate free cash flow from current operations.

Free Cash Flow

Free cash flows are revenues net of operating costs, royalties, capital expenditures and cash taxes.  The Company believes that this measure is useful to the external users in assessing the Company's ability to generate cash flows from the DeLamar Project.

INTRODUCTION

Currency and Other Information

Unless otherwise indicated, all references to "$" in this AIF are to U.S. dollars and all references to "C$" or "CAD$" in this AIF are to Canadian dollars.

The following table reflects the low and high rates of exchange for one United States dollar, expressed in Canadian dollars, during the periods noted, the rates of exchange at the end of such periods and the average rates of exchange during such periods, based on the Bank of Canada daily exchange rates for 2019, 2020 and 2021.

Years Ended December 31,
	2021	2020	2019
Low for the period	C$1.2040	C$1.2718	C$1.2988
High for the period	C$1.2942	C$1.4496	C$1.3600
Rate at the end of the period	C$1.2678	C$1.2732	C$1.2988
Average	C$1.2535	C$1.3415	C$1.3269

On March 29, 2022, the Bank of Canada daily exchange rate was $1.00 - C$1.2509.

Scientific and Technical Information

Unless otherwise indicated, the scientific and technical information contained in this AIF relating to the DeLamar Project has been reviewed and approved by E. Max Baker (F.AusIMM), Vice President, Exploration, and Timothy Arnold (P.E.), COO, each of whom is a QP as defined in NI 43-101.

Consolidation

On July 9, 2020, Integra effected a 2.5 to 1 consolidation of its Common Shares (the "Consolidation").  Unless otherwise noted, all references to number of Common Shares, warrants and stock options, as well as strike price and price per Common Share information in this AIF reflect the Consolidation.

CORPORATE STRUCTURE

Name, Address and Incorporation

Integra was incorporated under the OBCA on April 15, 1997 as Berkana Digital Studios Inc.  On December 4, 1998, the name of the Company was changed to Claim Lake Resource Inc. and on April 5, 2005, the Company completed a 2 for 1 consolidation and changed its name to Fort Chimo Minerals Inc. On January 1, 2009, the Company amalgamated with its wholly-owned subsidiary, Limestone Basin Exploration Ltd.  The amalgamated company continued to operate as Fort Chimo Minerals Inc.  On June 14, 2011, the Company completed a 5 to 1 consolidation and changed its name to Mag Copper Limited. The Company completed a 5 to 1 consolidation on September 2, 2015. In January 2017 and August 2017, the Company completed a 5 to 1 and 2.5 to 1 consolidation, respectively.  On August 11, 2017, the Company changed its name to Integra Resources Corp.

On June 29, 2020, the Company completed the continuation (the "Continuation) of the Company from the Province of Ontario to the Province of British Columbia.  As a result of the Continuation, the Business Corporations Act (Ontario) no longer applies to the Company and the Company is subject to the Business Corporations Act (British Columbia) (the "BCBCA") as if it had been originally incorporated under the BCBCA.  In connection with the Continuation, the articles and by-laws of the Company were replaced with notice of articles and articles.  The notice of articles and articles are substantially similar to the former articles and by-laws of the Company.  Changes include alterations to permit the Board to make certain changes to the capital structure of the Company; alterations to the advance notice requirements; alterations to the quorum requirement for the transaction of business at a Board meeting; alterations to the threshold to satisfy quorum to include 25% of the Common Shares entitled to be voted at the meeting; alterations to the record date for the purpose of dividend declaration; and alterations to the type of resolution required to remove a director before the expiration of his or her term.

On July 9, 2020, the Company completed the Consolidation.

The Company's head office is located at 1050 - 400 Burrard Street, Vancouver, BC V6C 3A6 and its registered office is located at 2200 HSBC Building, 885 West Georgia Street Vancouver, BC V6C 3E8.

The Company delisted from the Canadian Securities Exchange on November 6, 2017 and commenced trading on the TSX-V on November 7, 2017, under the trading symbol "ITR". In January 2018, the Company began trading in the United States on the OTCQB under the stock symbol "IRRZF" and subsequently graduated to the OTCQX on May 1, 2018. On July 31, 2020, the Company began trading on the NYSE American under the symbol "ITRG". The Company ceased trading on the OTCQX concurrently with the NYSE American listing. The Company continues to be listed on the TSX-V under the trading symbol "ITR".

Unless otherwise noted or inconsistent with the context, references to Integra or the Company in this AIF are references to Integra Resources Corp. and its subsidiaries.

Intercorporate Relationships

The following diagram illustrates the intercorporate relationships among Integra and its subsidiaries, as well as the jurisdiction of incorporation of each entity.

GENERAL DEVELOPMENT OF THE BUSINESS

Overview

Integra is a mineral resources company engaged in the acquisition, exploration and development of mineral properties in the Americas. The primary focus of the Company is the advancement of its DeLamar gold and silver project (the "DeLamar Project"), consisting of the neighbouring DeLamar Deposit and Florida Mountain Deposit in the heart of the historic Owyhee County mining district in south western Idaho.

Three Year History

2019

Director and Executive Appointments

The Company appointed Mr. Timothy D. Arnold as Vice President, Project Development, in January 2019. Mr. Arnold, a Reno-based, Professional Mining Engineer, came to Integra with over 30 years of experience in mine project development, mine permitting and mine operational management on various projects in the western USA. Mr. Arnold was subsequently appointed COO in November 2019.

The former Idaho Governor C.L. "Butch" Otter joined the Company's Board in September 2019.  Gov. Otter is a businessman who served as the 32nd Governor of Idaho from 2007 to 2019.  Gov. Otter served as Lieutenant Governor from 1987 to 2001 and in the United States Congress from 2001 to 2007. Before devoting his career full-time to serving the people of Idaho in public office, Gov. Otter spent more than 30 years as a business leader including 12 years as President of the Idaho-based Simplot International.

Financings and Strategic Placement with Coeur Mining

On August 16, 2019, the Company closed an offering of 14,490,696 special warrants (the "Special Warrants") at an issue price of C$0.86 per Special Warrant for gross proceeds of C$12,461,999.  The Company filed a short form prospectus and converted the Special Warrants into 14,490,696 free trading Common Shares, for no additional consideration, in August 2019.

On November 25, 2019, the Company closed a non-brokered offering with Coeur Mining, which consisted of the issue of 5,760,236 Common Shares at an issue price of C$1.15 per Common Share for gross proceeds of approximately C$6,624,270.  In connection with the investment, Coeur Mining and Integra entered into the Coeur Investor Rights Agreement.  The Coeur Investor Rights Agreement provides Coeur Mining with participation rights to maintain its pro rata Common Share ownership in Integra for two years and the right to appoint two members to a newly formed technical committee of Integra so long as Coeur Mining continues to own at least 2.4% of Integra's Common Shares.

On December 4, 2019, the Company closed a brokered offering, which consisted of the issue of 21,999,500 Common Shares (including exercised over-allotment option) at an issue price of C$1.15 per Common Share for gross proceeds of approximately C$25,300,000 under a short form prospectus.

Payment of Kinross Promissory Note

On November 5, 2019, the Company announced that it had paid the remaining C$4,500,000 owed to Kinross USA pursuant to a secured promissory note.  This payment represents payment in-full for all amounts owing under the secured promissory note and all obligations under the DeLamar Purchase Agreement with Kinross USA have been fully performed.  As a result, Kinross USA released its security on 25% of the shares of DeLamar Mining Company.

Updated Mineral Resource Estimate1

In June 2019, Integra completed an updated Mineral Resource estimate for the DeLamar Project, which includes the DeLamar and Florida Mountain Area deposits (the "2019 Technical Report").

Mineral Resource update highlights included:

  3.9 Moz AuEq (2.4 Moz Au, and 116.5 Moz Ag) upgraded from Inferred into Measured and Indicated category ("M&I") with an average grade of 0.70 g/t AuEq (0.43 g/t Au, 21.0 g/t Ag) employing a 0.2 g/t AuEq cut-off for oxide/transitional (now called "mixed") Mineral Resources, and a 0.3 g/t AuEq cut-off for unoxidized Mineral Resources;

  Global Inferred Mineral Resources updated to 501,000 oz AuEq (343,000 oz Au, 12,240,000 oz Ag) at an average grade of 0.55 g/t AuEq (0.38 g/t Au, 13.5 g/t Ag) employing a 0.2 g/t AuEq cut-off for oxide/transitional Mineral Resources, and a 0.3 g/t AuEq cut-off for unoxidized Mineral Resources;

  Approximately 90% of the DeLamar Project global Mineral Resources were upgraded to an M&I category; and

  All Mineral Resources are pit constrained with a low average overall strip ratio of 1.83:1 (2.05:1 for the DeLamar deposit, and 1.31:1 for the Florida Mountain Area deposit).

The Mineral Resources update incorporated approximately 30,000m in 93 drill holes of new infill and extensional drilling completed at the DeLamar Project since Integra acquired the DeLamar Project in November 2017, along with over 250,000m of drilling conducted by Kinross and its predecessors. The updated Mineral Resource showed a substantial conversion of Inferred Mineral Resources to M&I ounces. This reflected the data added to the DeLamar Project through the successful confirmatory drilling, comprehensive relogging of historical drill holes and continued compilation of historical geological information.

Please see "DeLamar Project" section below for details on the current Mineral Resource and Reserve estimate included in the "DeLamar Report".

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1 Gold equivalent = oz Au + (oz Ag ÷ 79.07)

Preliminary Economic Assessment2

In September 2019, Integra announced the results of a maiden 2019 PEA on the DeLamar Project.  The 2019 PEA was based on the updated Mineral Resource estimate in the 2019 Technical Report.

DeLamar Project 2019 PEA highlights included:

  27,000 tpd open-pit/heap-leach production rate with an initial mine life of 10 years, sourcing oxide and transitional mineralization from both the Florida Mountain and DeLamar Area deposits;

  2,000 tpd mill, commencing in year 3, sourcing unoxidized mineralization from the Florida Mountain Area over a 6-year period;

  Year 1 to 10 average annual production of 103,000 oz Au and 1,660,000 oz Ag (124,000 oz AuEq);

  Year 2 to 6 average annual production of 126,000 oz Au and 1,796,000 oz Ag (148,000 oz AuEq);

  Life of mine ("LOM") total payable production of 1,031,000 oz Au and 16,603,000 oz Ag (1,239,000 oz AuEq);

  LOM AISC of $619/oz net of silver by-product or $742/oz on an AuEq co-product basis;

  A low LOM strip ratio of 1.09 to 1 (waste:mineralization);

  Low pre-production capital expenditures ("Capex") of $161 million;

  LOM capital expenditures (pre-production + sustaining capital) of $277 million;

  After-tax payback period of 2.4 years;

  After-tax IRR of 43%;

  After-tax NPV (5%) of $358 million;

  $528 million after-tax LOM cumulative cash flow; and

  Average annual after-tax free cash flow of $61 million once in production.

Please see "DeLamar Project" section below for details on the current pre-feasibility study ("PFS") included in the "DeLamar Report".

Land Acquisitions

In January 2019, Integra announced that it had entered into an option agreement with Nevada Select Royalty Inc. ("Nevada Select"), a wholly owned subsidiary of Ely Gold Royalties Inc. ("Ely Gold") to acquire Nevada Select's interest in a State of Idaho Mineral Lease (the "State Lease") encompassing the War Eagle gold-silver Deposit ("War Eagle Property", "War Eagle Mountain" or "War Eagle") situated in the DeLamar District, southwestern Idaho.  The War Eagle Property has a history of high-grade mining in the late 1800s/early 1900s as well as high-grade exploration drilling in the late 1980's.  Upon exercise of the option, Nevada Select will transfer its right, title and interest in the State Lease, subject to a 1.0% NSR royalty on future production from the deposit payable to Ely Gold, to the DeLamar Mining Company ("DMC"). Under the option agreement, Integra will pay Nevada Select $200,000 over a period of four years in annual payments.

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2 Gold equivalent = oz Au + (oz Ag ÷ 79.07)

In February 2019, Integra announced the acquisition of a highly prospective trend of multiple epithermal centers 6km to the northwest of the DeLamar Project, a trend now referred to as the "BlackSheep District", "BlackSheep Area" or "BlackSheep". The BlackSheep District to the northwest of the DeLamar Project is comparable in geographical size to both the DeLamar and Florida Mountain Area deposits combined.  As a result of its findings in the BlackSheep District, and in advance of a more substantial district scale exploration program, the Company staked approximately 15 square km of additional claims.

Exploration and Development

The Company drilled approximately 22,250m from January 2019 through December 2019 at the DeLamar and Florida Mountain Area deposits and the War Eagle Property.  Most of this drilling involved extracting core to support metallurgical testing, the results of which were used in the 2019 PEA.  The Company's exploration program shifted to Mineral Resource expansion at the Florida Mountain Deposit Area adjacent to the known Mineral Resource envelope as well as testing of the north-south mineralized trend.  The Company also initiated an exploration program at the War Eagle Property.  In addition to the drill program, the Company completed extensive geochemistry, geophysics, soil sampling and historical data review to delineate potential drill targets for Mineral Resource expansion and discovery at the DeLamar Project.

Community Engagement

The Company continued to proactively engage local stakeholders with a series of formal and informal meetings focused primarily in Owyhee and Malheur Counties.  The Company's goal with these meetings was to promote a long-lasting relationship built on clear and comprehensive disclosure between Integra and the neighbouring stakeholders, in order to maintain transparency and to encourage confidence in its business practices and ethics.  Groups met included residents, businesses, ranch and landowners, elected officials and others.

Local initiatives participated in during 2019 included the Jordan Valley School Science Fair, the Owyhee County Historical Society Outpost Days, local school field trips, Owyhee Field Days, the Owyhee and Junior rodeos as well as the Spurs & Spikes Charity Fundraiser.  Several site visits occurred over the course of the year, with stakeholders from Owyhee County, Malheur County and elected officials having an opportunity to observe Integra's operations and ask questions on the Company's plans for the future.

2020

Corporate

For the safety of all employees, the Company closed its corporate office (Vancouver, BC) in mid-March as a result of the COVID-19 pandemic.  One of the most impacted activities at the corporate level during the COVID-19 pandemic was the ability to travel due to travel bans and safety risks. The Company, however, remained extremely active on the investor relations and marketing fronts through virtual media forums both with investors and at multiple industry conferences.  The Company has since re-opened its corporate office.

On February 6, 2020, the Company announced that it had been approved for graduation from Tier 2 to Tier 1 issuer status on the TSX-V. The TSX-V classifies issuers into different tiers based on standards including historical financial performance, stage of development and financial resources. Tier 1 is the TSX-V's premier tier and is reserved for the TSX-V's most advanced issuers. As a result of the graduation to Tier 1 issuer status, the remaining 966,563 Common Shares previously held in escrow were released. The number of outstanding Common Shares did not change as a result of the escrow release.

On June 29, 2020, the Company completed the Continuation.

On July 9, 2020, the Company completed the Consolidation.

On July 31, 2020, the Common Shares commenced trading on the NYSE American under the symbol "ITRG". The Common Shares ceased to trade on the OTCQX concurrently with the NYSE American listing. The Company continues to list on the TSX-V under the symbol "ITR".

Financings

On August 21, 2020, the Company filed a final base shelf prospectus relating to the offering for sale from time to time of up to C$100,000,000 of Common Shares, warrants, subscription receipts and units.

On September 14, 2020, the Company closed a brokered offering, which consisted of the issue of 6,785,000 Common Shares (including exercised over-allotment option) at an issue price of $3.40 per Common Share for gross proceeds of approximately $23,069,000 under a final prospectus supplement (the "2020 Public Offering").  In connection with the 2020 Public Offering, the Company entered into an underwriting agreement with the underwriters of the 2020 Public Offering (the "2020 Underwriting Agreement").  Pursuant to the 2020 Underwriting Agreement, the Company agreed to pay the underwriters 5.5% of the gross proceeds of the 2020 Public Offering, other than the issue of Common Shares to certain persons on a president's list and Coeur Mining, for which a 2.75% cash commission was paid.  The 2020 Underwriting Agreement also included customary terms for transactions such as the 2020 Public Offering.

On December 30, 2020, the Company filed a prospectus supplement to qualify the distribution of up to $25,000,000 of Common Shares by way of an at-the-market offering (the "ATM").  In connection with the ATM, the Company entered into an "at-the-market equity distribution agreement dated December 30, 2020 with the agent (the "Equity Distribution Agreement").  Pursuant to the Equity Distribution Agreement, the Company agreed to pay the agent 2.75% of the gross proceeds from the sale of Common Shares under the Equity Distribution Agreement.  The Equity Distribution Agreement also included customary terms for transactions such as the ATM.  Proceeds from the ATM funded additional exploration drilling and provided trading liquidity to United States capital markets.

Other

In July 2020, the Company led an effort with the Association for Mineral Exploration BC ("AMEBC") that raised over C$100,000 within the British Columbia mining community to support foodbanks that serve rural, remote, and Indigenous communities.

In December 2020, Integra organized and co-sponsored a diversity & inclusion ("D&I") workshop amongst a group of roughly 25 mining executives, with instruction led by Brooks & Nelson. The goal of this workshop was to promote D&I training amongst Integra's leadership team, as well as extend the training to a group of industry leaders.

On December 3, 2020, the Company appointed Mr. Joshua Serfass to the position of Executive Vice President, Corporate Development and Investors Relations and Mr. Mark Stockton to the position of Vice President, Corporate Affairs and Sustainability. Earlier in 2020, the Company also hired a Senior Exploration Manager, Site Controller, Permitting Manager, and Engineering Manager.

Exploration

In mid-March 2020, for the safety of all employees, the Company suspended drilling and exploration activities. In mid-May 2020, the United States government declared mining an essential service; with comprehensive operational procedures in-place, which were specifically designed to mitigate the risk of disease transmission amongst essential site staff and crews, and the Company resumed drilling. The Company continues to comply with both Oregon and Idaho state government requirements regarding COVID-19. Though initially delayed due to COVID-19, all planned exploration drilling in 2020 was successfully executed.

Drilling

The Company completed a total of 14,517m of exploration drilling in 2020, including 9,091m at the Florida Mountain Area, 3,674m at War Eagle, 1,083m at the DeLamar Area, and 669m at BlackSheep Area.

Florida Mountain Area Drilling3

Integra drilled 20 drill holes at the Florida Mountain Area specifically targeting high-grade shoots. Of those 20 drill holes, 13 intersected significant high-grade gold-silver mineralization in most cases well outside of the existing Mineral Resource boundaries under the 2019 PEA.

Integra's exploration team identified 7 high-grade vein structures, with an aggregate length of 7,000m that appear similar in size and orientation to the historically productive high-grade Trade Dollar - Black Jack vein system. Most historic underground production stemmed from the Trade Dollar - Black Jack vein, while the remaining 6 veins saw limited production up until mining operations ceased with the start of World War I.

Integra refined its understanding of the controls on high-grade vein mineralization at the Florida Mountain Area in early 2020 and used this model to specifically target the higher-grade "shoots" within the several vein systems identified to date. Those higher-grade shoots are interpreted as being localized at the intersections of the North-Northwest and roughly East-West Trending fault/fracture systems. The high-grade shoots within those vein structures are localized at structural intersections, have strike length of up to 100m or more and down-dip extensions of several hundred meters, with widths of between 1m and 8m.

On February 24, 2020, the Company announced the final drill holes received from the 2019 Florida Mountain Area metallurgical sampling program, highlighting high-grade gold and silver outside of current resource boundary.

Florida Mountain Area exploration drilling highlight intercepts included:

  Drill hole IFM19-073: 40.39 g/t Au and 11.38 g/t Ag over 1.52m

  Drill hole IFM19-074: 9.73 g/t Au and 19.55 g/t Ag over 1.52m

On July 29, 2020, the Company announced drilling results from its first 4 drill holes of the 2020 program at Florida Mountain. The holes intersected significant high-grade gold and silver mineralization both within and outside of the existing Mineral Resource boundary in the 2019 PEA. These drill results provided evidence that structurally-controlled high-grade veins exist below the Mineral Resource estimate in the 2019 PEA and that further drill definition could potentially be interpreted and modelled as high-grade mill feed in future economic studies. The results from the 2020 Florida Mountain Area program were incorporated in the current Mineral Resource and Reserve estimate and PFS included in the "DeLamar Report".  Please see "DeLamar Project" section below.

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3 Downhole thickness; true width varies depending on drill hole dip; most drill holes are aimed at intersecting the vein structures close to perpendicular therefore true widths are close to downhole widths (approximately 70% conversion ratio); Intervals reported are uncapped; Gold equivalent = g Au/t + (g Ag/t ÷ 77.70); For the intervals that were previously mined/stoped and were therefore unrecoverable and unverifiable, a grade of 0 g/t Au was inserted for compositing.

Florida Mountain Area exploration drilling highlight intercepts included:

  Drill hole FME-20-076

> 1.99 g/t Au and 24.17 g/t Ag (2.30 g/t AuEq) over 117.04m

  Including 72.37 g/t Au and 82.00 g/t Ag (73.43 g/t AuEq) over 1.52m

  Including 6.77 g/t Au and 68.62 g/t Ag (7.65 g/t AuEq) over 10.97m

> 10.08 g/t Au and 1,233.77 g/t Ag (25.96 g/t AuEq) over 3.60m

  Including 34.40 g/t Au and 4,075.40 g/t Ag (86.85 g/t AuEq) over 0.88m

  6.37 g/t Au and 1,459 g/t Ag (25.14 g/t AuEq) over 1.52m

  Drill hole FME-20-077

> 1.63 g/t Au and 17.13 g/t Ag (1.85 g/t AuEq) over 113.69m

  Including 72.07 g/t Au and 63.16 g/t Ag (72.88 g/t AuEq) over 1.52m

On September 24, 2020, the Company announced drilling and geophysics results from the Florida Mountain Area. 5 drill holes intersected significant high-and-low-grade gold and silver mineralization both within and below the Mineral Resource boundary in the 2019 PEA. The results from the 2020 Florida Mountain Area program were incorporated in the current Mineral Resource and Reserve estimate and PFS included in the "DeLamar Report".  Please see "DeLamar Project" section below.

Florida Mountain Area exploration drilling highlight intercepts included:

  Drill hole FME-20-084

> 1.51 g/t Au and 102.12 g/t Ag (2.82 g/t AuEq) over 87.48m

  Including 8.91 g/t Au and 607.55 g/t Ag (16.73 g/t AuEq) over 6.25m

  Including 7.57 g/t Au and 652.54 g/t Ag (15.96 g/t AuEq) over 1.37m

  Drill hole FME 20-80

> 11.75 g/t Au and 1,951.88 g/t Ag (36.87 g/t AuEq) over 1.68m

  Including 25.29 g/t Au and 3,841.14 g/t Ag (74.73 g/t AuEq) over 0.76m
  Drill hole FME-20-081

> 11.07 g/t Au and 1,480.13 g/t Ag (30.12 g/t AuEq) over 0.61m

On December 9, 2020, the Company announced further exploration results from the 2020 Florida Mountain Area exploration program.

Florida Mountain Area exploration drilling highlight intercepts included:

  Drill hole FME-20-085 (within and below the Mineral Resource estimate provided in the 2019 PEA)

> 4.53 g/t Au and 262.67 g/t Ag (7.91 g/t AuEq) over 85.35m

  Including 11.74 g/t Au and 652.45 g/t Ag (20.14 g/t AuEq) over 30.48m
  Drill hole FME-20-086 (50m beneath the Mineral Resource estimate provided in the 2019 PEA)

> 0.55 g/t Au and 18.16 g/t Ag (0.79 g/t AuEq) over 123.14m

  Including 9.98 g/t Au and 16.43 g/t Ag (10.19 g/t AuEq) over 1.22m
  Drill hole FME-20-087 (230m beneath the Mineral Resource estimate provided in the 2019 PEA along the Alpine Vein)

> 1.76 g/t Au and 347.37 g/t Ag (6.23 g/t AuEq) over 1.37m

  Drill hole FME-20-088 (220m beneath the Mineral Resource estimate provided in the 2019 PEA along the Trade Dollar Vein)

> 13.36 g/t Au and 13.04 g/t Ag (13.53 g/t AuEq) over 2.44m

  Drill hole FME-20-091 (30m south of the Mineral Resource estimate provided in the 2019 PEA)

> 2.36 g/t Au and 2.38 g/t Ag (2.39 g/t AuEq) over 30.93 m

  Including 14.49 g/t Au and 9.94 g/t Ag (14.62 g/t AuEq) over 3.96 m
  Drill hole FME-20-093 (250m south of the Mineral Resource estimate provided in the 2019 PEA)

> 8.61 g/t Au and 479.00 g/t Ag (14.78 g/t AuEq) over 1.61 m

War Eagle Drilling4

Drilling at War Eagle identified two parallel mineralized structures approximately 150m apart with strike lengths of over 500m. Those principal structures host high-grade gold and silver mineralization associated with quartz-pyrite veinlets within rhyolite breccias and brecciated volcano-sediments. The mineralization identified to date within the volcanics is considered to be within the diffuse cap which sits above the modelled high-grade veins within the underlying granite. The broad distribution of mineralization delineated by the soil geochemical anomalies indicates considerable lateral dispersion of mineralization within the permeable volcanic cap, possibly from a structure several hundred meters east of the known mineralized structures. All holes drilled in 2020 at War Eagle intersected these mineralized zones to varying degrees, highlighting the presence of high-grade gold silver concentrations in the form of 100m to 200m strike lengths in steeply plunging shoots.

___________________________________
4 Downhole thickness; true width varies depending on drill hole dip; most drill holes are aimed at intersecting the vein structures close to perpendicular therefore true widths are close to downhole widths (approximately 70% conversion ratio); Intervals reported are uncapped; Gold equivalent = g Au/t + (g Ag/t ÷ 77.70); For the intervals that were previously mined/stoped and were therefore unrecoverable and unverifiable, a grade of 0 g/t Au was inserted for compositing.

On February 6, 2020, the Company announced drilling results from War Eagle, including 5.40 g/t Au and 45.85 Ag (5.99 g/t AuEq) over 3.05m at War Eagle in 150m step-out.

War Eagle exploration drilling highlight intercepts:

  Drill hole IWE19-06: 5.40 g/t Au and 45.85 Ag (5.99 g/t AuEq) over 3.05m, located approximately 150m south of IWE19-01 and IWE19-02

  Drill hole IWE19-04: 2.98 g/t Au and 7.27 g/t Ag (3.07 g/t AuEq) over 3.05m, located approximately 150m north of IWE19-01 and IWE19-02

  Drill hole IWE19-05: 3.29 g/t Au and 155.57 g/t Ag (5.29 g/t AuEq) over 0.30m, located approximately 150m north of IWE19-01 and IWE19-02

On November 19, 2020, the Company announced that it had intersected high-grade mineralization 400m north of 2019 drilling results in step-out drilling at War Eagle Mountain. This zone was first identified by soil geochemistry and confirmed by drilling in 2020. The structure is largely untested and extends at least 500m in a south-southeast direction.

War Eagle exploration drilling highlight intercepts:

  Drill hole IWE-20-014

> 24.20 g/t Au and 655.06 g/t Ag (32.63 g/t AuEq) over 7.62m

  Including 98.01 g/t Au and 2,782.13 g/t Ag (133.82 g/t AuEq) over 1.77m
  Drill hole IWE-20-016

> 1.19 g/t Au and 11.65 g/t Ag (1.34 g/t AuEq) over 30.63m

  Including 8.46 g/t Au and 9.11 g/t Ag (8.57 g/t AuEq) over 1.52m
  Drill hole IWE-20-017

> 21.85 g/t Au and 76.39 g/t Ag (22.84 g/t AuEq) over 1.52m

BlackSheep Drilling5

Exploration drilling began at BlackSheep in late 2020. Two shallow drill holes were completed at the Georgianna target in 2020 to better define the structures controlling mineralization.

___________________________________
5 Downhole thickness; true width varies depending on drill hole dip; most drill holes are aimed at intersecting the vein structures close to perpendicular therefore true widths are close to downhole widths (approximately 70% conversion ratio); Intervals reported are uncapped; Gold equivalent = g Au/t + (g Ag/t ÷ 77.70); For the intervals that were previously mined/stoped and were therefore unrecoverable and unverifiable, a grade of 0 g/t Au was inserted for compositing.

On February 18, 2021, the Company announced that the initial 4 drill holes (including 3 drill holes from the 2020 exploration program) from Georgianna, Milestone and Lucky Days targets within the BlackSheep District, intersected thick sections of low-sulphidation epithermal gold-silver mineralization, including several high-grade intercepts.

Drill highlights from the Georgianna targets, in the BlackSheep District, included:

  Drill hole IGE-20-002

> 0.66 g/t Au and 117.25 g/t Ag (2.17 g/t AuEq) over 10.67m, including 1.48 g/t Au and 351.00 g/t Ag (5.99 g/t AuEq) over 3.05m

> Broader low-grade intercepts include 0.30 g/t Au and 10.87 g/t Ag (0.44 g/t AuEq) over 41.76m

The Company intersected one of the highest-grade intercepts to date from the Milestone Deposit situated at the base of the existing resource and interpreted as indicating the location of the postulated higher-grade 'feeder zone' below, highlights included:

  Drill hole IMS-20-015

> 0.44 g/t Au and 77.60 g/t Ag (1.43 g/t AuEq) over 78.94 m

  Including 0.38 g/t Au and 488.00 g/t Ag (6.66 g/t AuEq) over 1.52 m

  Including 0.28 g/t Au and 290.82 g/t Ag (4.02 g/t AuEq) over 1.68 m

  Including 0.39 g/t Au and 288.00 g/t Ag (4.10 g/t AuEq) over 1.52 m

  Including 1.12 g/t Au and 176.00 g/t Ag (3.39 g/t AuEq) over 1.83 m

  Including 3.11 g/t Au and 172.00 g/t Ag (5.32 g/t AuEq) over 2.59 m

Induced Polarization ("IP") Geophysics

A large geophysical anomaly to the west of the Florida Mountain Area was defined with the 2020 IP geophysical surveys in an area that had seen very limited historic drill testing. IP has proven to be a very effective tool for target generation in the DeLamar Area district because of the association of disseminated sulfide alteration with gold and silver mineralization. The IP data provided in the Company's September 24, 2020 news release delineated an anomaly 1,200m in length to the west of the Mineral Resource estimate at the Florida Mountain Area in the 2019 PEA in an area known as Blue Gulch. This strong geophysical anomaly coincides with an arsenic ("As") and Au soil geochemistry anomaly. The results of exploration at Blue Gulch are not incorporated in the current Mineral Resource and Reserve estimate and PFS included in the "DeLamar Report".

The BlackSheep IP survey was completed in July 2020.  The data delineated two linear zones of chargeability and coincident resistivity at Georgianna, one of those features coincides with an outcropping vein in the Georgianna Pit.  At Lucky Days, the IP delineated an extensive (300 x 200m) zone of chargeability coincident with outcropping stock-work vein mineralization similar in appearance to the mineralization at DeLamar.

Mapping and Sampling Program

On February 6, 2020, the Company announced that soil geochemical surveys at the Florida Mountain Area delineated a 1,400m x 600m high intensity Au, Ag, As and Molybdenum ("Mo") anomaly directly to the east of the existing Florida Mountain Area Mineral Resource included in the 2019 PEA.  The size of this anomaly is comparable to the main anomaly covering the existing Mineral Resource at the Florida Mountain Area in the 2019 PEA and the area has limited historic drilling which together with the presence of historic workings indicate potential for both low-grade stockwork and high-grade veins in this area.

At War Eagle, a 1,000m x 200m Au and As anomaly was delineated approximately 300m east of the area drill tested in late 2019. A large complex Au/As soil anomaly, approximately the size of the footprint over the DeLamar Area, was outlined in the BlackSheep Area.

A rock chip sampling program was completed over the outcropping vein zone at Georgianna and Lucky Days areas in the southern half of BlackSheep. The sampling delineated a 300m x 100m zone of intense stockwork vein mineralization at the Lucky Days target also in BlackSheep. Please refer to the Company's news release dated September 24, 2020 for rock sampling results.

Development

Other than metallurgical drilling, the development activities in 2020 were not greatly impacted by the COVID-19 pandemic. The metallurgical drilling was eventually successfully completed in the calendar year 2020.

Metallurgical Drilling6

The Company completed a total of 2,763m of metallurgical core drilling in 2020.

The 2020 metallurgical drill program was designed to characterize gold and silver recovery variability within the oxide and transitional mineralization at the DeLamar Project. The program sought to further optimize processing options at the DeLamar and Florida Mountain Area, and to advance the Company's metallurgical knowledge in connection with the DeLamar Report on both deposits in 2022.

Results of note included:

  Drill hole IDM-20-165

> 17.45 g/t Au and 56.22 g/t Ag (18.18 g/t AuEq) over 2.29m

  Drill hole IDM-20-172

> 0.30 g/t Au and 61.30 g/t Ag (1.09 g/t AuEq) over 92.81m

Permitting

On August 20, 2020, the Company announced that it had signed a Memorandum of Understanding ("MOU") with the United States Bureau of Land Management ("BLM") to facilitate the hiring of a dedicated mineral specialist in the Marsing, Idaho BLM office that will oversee future permitting work for the DeLamar Project. In accordance with the MOU, Integra will reimburse the BLM for the costs of a dedicated mineral specialist project manager in the Marsing BLM office, who shall remain at all times independent of the Company. This BLM project manager responsible for the DeLamar Project permitting work will help the BLM manage increased workloads from current and anticipated future applications for mineral notices, operations plans/amendment approvals and environmental analyses resulting from the DeLamar Project. This funding effort is intended to increase the capacity of the local BLM office to work on DeLamar Project related applications and project requests on a priority basis, while not burdening the BLM with the cost of this increased workload.

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6 Downhole thickness; true width varies depending on drill hole dip; most drill holes are aimed at intersecting the vein structures close to perpendicular therefore true widths are close to downhole widths (approximately 70% conversion ratio); Intervals reported are uncapped; Gold equivalent = g Au/t + (g Ag/t ÷ 77.70)

2020 saw significant efforts with respect to advancing the permitting process at the DeLamar Project. To enhance the process, Integra has maintained a focus from the outset on establishing positive partnerships with a wide selection of stakeholders. By focusing on these partnerships well in advance of submitting actionable documents to regulatory agencies, the Company intends to position itself in the best possible scenario to facilitate the permitting process in an efficient manner. Paramount to this process has been working with the BLM, the lead federal agency that the Company will engage with regarding permitting, in addition to Idaho state regulators. The MOU announced on August 20, 2020 streamlines the iterative permitting process, with the agreement allowing for an efficient communication framework between the Company and the BLM moving forward.

The ability to have initial plans reviewed for accuracy and conditionally approved by various regulatory agencies up front can add meaningful efficiencies in the permitting timeline. Being committed to transparent, straightforward, and accountable communication with stakeholders, Integra intends to facilitate a process in which the prospective mine plan being developed receives the appropriate acceptance from those stakeholders that any future development plans may impact. To this extent, actions in 2020 involving stakeholders at the regulator/agency level included:

  Acceptance and preliminary approval of the Surface Water Sampling Program by Idaho Department of Environmental Quality ("IDEQ") and the Idaho Department of Water Resources ("IDWR");

  Acceptance and preliminary approval of the Ground Water Drilling Plan and Sampling Program by IDEQ and IDWR; and

  Acceptance and preliminary approval of both the Surface Water and Ground Water Sampling and Analysis Plans by IDEQ and IDWR.

Surface water and existing groundwater well sampling was collected in the 2nd and 3rd quarter of 2020. The first party air monitoring program contractor was selected and the site meteorological monitoring station became operational in early August, 2020.

Metallurgical Engineering

The 2020 engineering plans advanced steadily, building upon the concise plans outlined in the 2019 PEA. Importantly, efforts were focussed on adding Mineral Resources included in the Mineral Resource estimate in the 2019 PEA, but had yet to be included into the mine plan provided in the 2019 PEA. While the mainstay of the 2019 PEA focussed on heap-leaching (DeLamar and Florida Mountain Area oxide and transitional mineralization) and milling (Florida Mountain Area sulfide mineralization), much of the 2020 efforts were centered in the metallurgical properties of the DeLamar Area sulfide material and high-grade transitional material. Metallurgical test work on the DeLamar Area mineralization included:

  Detailed minerology;

  Sulfur and clay speciation;

  Further regrind and flotation test work;

  Albion processing test work, and other pre-oxidation methods; and

  Off-site processing of flotation concentrate at several locations in the US and Canada.

Pre-Feasibility Study

Over the course of 2020, the Company undertook several pre-feasibility and environmental baseline studies at the DeLamar Project, including geotechnical drilling and test work for pit slope design and stability.

On December 3, 2020, the Company announced the engagement of Mine Development Associates, a division of RESPEC ("MDA") as the lead consultant for the PFS at the DeLamar Project.

Social and Environmental

In response to the unprecedented circumstances surrounding the COVID-19 pandemic, several initiatives were undertaken in Idaho to support the local community during these extraordinary times.  In partnership with the Jordan Valley Lions Club, Integra staff conducted weekly grocery supply trips to the Boise Valley, allowing the community's elderly and at-risk population the opportunity to stay home and avoid travelling to more populated centers. In addition, and in cooperation with several Idaho companies through an initiative titled Curds & Kindness, Integra collaborated with Idaho's dairy farmers in redirecting their excess supply of dairy products to Idaho and Oregon food banks. The excess supply stems from the lack of demand in the restaurant industry, one of the many sectors that have been severely impacted by COVID-19.

Integra implemented strict operational measures in response to the COVID-19 pandemic, which restricted contact between employees and limited non-essential access to the DeLamar Project site. When deemed necessary, particularly following periods of higher travel within the community such as following breaks and holidays, site-wide testing of the entire employee-base allowed the Company to limit COVID-19 transmission on site.

Stakeholder meetings continued throughout the year where possible, either by video conference or in socially distanced settings as the Company continued to build relationships with surrounding communities that future operations may touch.

As part as its local initiatives, the Company extended a secured $140,000 loan to a local business owner in August 2020 to complete the construction of a restaurant in Jordan Valley, the closest community to the DeLamar Project. This restaurant is the sole restaurant serving the local community and the Company's employees and contractors.

As part of Integra's Environment, Social, Governance ("ESG") commitment to prioritizing environmental stewardship at every stage of the project life cycle, the Company engaged Warm Springs Consulting of Boise, Idaho, as the consulting/engineering firm to evaluate several sustainability-driven option studies that were incorporated into the PFS.

Water treatment operations followed their regular course at the DeLamar Project, with system updates to the water treatment facility completed and in operation, allowing for more efficient water filtration and less bi-product waste creation in the process.

No material environmental or health and safety incidents were reported in 2020.

2021 - Present

Corporate

As a result of the COVID-19 pandemic, all corporate employees continued to work remotely from home in 2021, with some employees working periodically at the corporate head office under safe COVID-19 protection protocols. Travel bans and safety risks continued to have an impact in 2021. However, the Company was able to remain extremely active on the investor relations and marketing fronts through virtual media forums both with investors and at multiple industry conferences. Regular site visit activities in Idaho resumed in the second half of 2021 by various senior staff members.

On February 25, 2021, the Company announced the appointment of Carolyn Clark Loder to the Board.

The Company held its Annual General Meeting of shareholders on June 29, 2021. A total of 22,225,932 Common Shares were voted, representing 40.5% of the Company's then outstanding Common Shares. All of the directors were elected, and all other resolutions were approved by the Company's shareholders.

On August 11, 2021, the Company approved a revised Code of Business Conduct and Ethics ("Code").

Financings

On September 17, 2021, the Company closed a brokered offering, which consisted of the issue of 6,785,000 Common Shares (including exercised over-allotment option) at an issue price of $2.55 per Common Share for gross proceeds of approximately $17,301,750 under a final prospectus supplement (the "2021 Public Offering").  In connection with the 2021 Public Offering, the Company entered into an underwriting agreement with the underwriters of the 2021 Public Offering (the "2021 Underwriting Agreement").  Pursuant to the 2021 Underwriting Agreement, the Company agreed to pay the underwriters 5.5% of the gross proceeds of the 2021 Public Offering, other than the issue of Common Shares to certain persons on a president's list and Coeur Mining, for which a 2.75% cash commission was paid.  The 2021 Underwriting Agreement also included customary terms for transactions such as the 2021 Public Offering.

Pursuant to the Equity Distribution Agreement Integra entered into in December 2020, the Company made the following sales under its ATM in 2021:

  In the first quarter of 2021, the Company sold 41,000 Common shares under its ATM at an average price of $3.90 for gross proceeds of $159,713 and paid a 2.75% cash commission on such sales.

  In the second quarter of 2021, the Company sold 320,950 Common Shares under its ATM at an average price of $3.30 for gross proceeds of $1,057,951 and paid a 2.75% cash commission on such sales.

  In the third quarter of 2021, the Company sold 155,000 Common Shares under its ATM at an average price of $2.95 for gross proceeds of $456,957 and paid a 2.75% cash commission on such sales.

  The Company did not sell any Common Shares under its ATM during the fourth quarter of 2021.

Other

On November 10, 2021, the Company released its first ESG report. See "Social and Environmental" section below for further details on the ESG report and ESG initiatives in 2021.

The Company announced on February 9, 2022 the results from its PFS. See "Pre-Feasibility Study" section below for PFS highlights and "DeLamar Project" section for further details.

The Company changed its presentation currency as of December 31, 2021 from the Canadian dollar to the US dollar to better reflect that the Company's business activities and most of the Company's assets and liabilities are held in its US subsidiaries hence denominated in US dollars.

Exploration

Some of Integra's contractors, namely the drilling contractors and assay laboratory, experienced labour shortages as a result of the COVID-19 pandemic. This impacted drilling productivity in 2021 and greatly delayed assay result turnaround from the assay laboratories.

Drilling

The Company completed a total of 28,109m of core drilling in 2021, including 18,177m at the Florida Mountain Area, 4,537m at the DeLamar Area, 2,227m at BlackSheep District and 3,167m at War Eagle.

The Company also completed a total of 2,377m of RC drilling in 2021, including 1,524m at BlackSheep, 594m at the DeLamar Area, and 259 m at Milestone target (DeLamar Area).

The 2021 drilling program was not included in the current Mineral Resource and Reserve estimates included in the DeLamar Report.  Please see "DeLamar Project" section below.

The 2021 drilling program focused the following areas:

Florida Mountain Area Drilling7

Drilling at the Florida Mountain Area in 2021 was dual-focused, including follow-up exploration on the high-grade shoots and structures below the existing Mineral Resource and expanding the existing low-grade Mineral Resource through drilling geochemical and geophysical anomalies to the east and west of the existing Mineral Resource.

To further define the high-grade resource potential at the Florida Mountain Area, the Company decided to initially focus on three of the seven known high-grade vein structures. By focusing on these three structures, which include the Alpine Vein, Stone Cabin-Tip Top Vein and the remnant Trade Dollar - Black Jack vein. The 2021 drilling program demonstrated the continuity of grade within the deeper high-grade vein systems which could become the focus of a concerted underground drill program if warranted in the future.

Drilling also took place in the Florida Keys area, a large geochemical anomaly located immediately to the east of the Mineral Resource that has seen limited drilling. The Florida Keys geochemical anomaly is of similar strength and size to the existing Mineral Resource estimate footprint at the Florida Mountain Area.

On August 31, 2021, the Company announced drilling results from the Florida Mountain Area covering a strike length of 400m in the north-south direction and further display the strong vein continuity present at the Florida Mountain Area.

Florida Mountain Area drilling highlight intercepts included:

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7 Downhole thickness; ; true width varies depending on drill hole dip; most drill holes are aimed at intersecting the vein structures close to perpendicular therefore true widths are close to downhole widths (approximately 70% conversion ratio); Gold equivalent = g Au/t + (g Ag/t ÷ 77.70); Intervals reported are uncapped.

  Drill hole FME-21-130

> 12.50 g/t Au and 156.92 g/t Ag (14.52 g/t AuEq) over 9.39m

  Including 73.25 g/t Au and 427.00 g/t Ag (78.75 g/t AuEq) over 1.52m

On November 4, 2021, the Company announced drilling results from the Florida Mountain Area.  The results included multiple high-grade drill results at the Florida Mountain Area as well as long widths of mineralization within the existing Mineral Resource envelope at the Florida Mountain Area that exceed the current grade of the Florida Mountain Area Mineral Resource.

Florida Mountain Area drilling highlight intercepts included:

  Drill hole FME-21-115

> 3.15 g/t Au and 16.63 g/t Ag (3.36 g/t AuEq) over 92.66m

  Including 68.88 g/t Au and 135.00 g/t Ag (70.62 g/t AuEq) over 1.53m

  Including 23.25 g/t Au and 70.04 g/t Ag (24.15 g/t AuEq) over 7.01m

  Including 67.16 g/t Au and 208.00 g/t Ag (69.84 g/t AuEq) over 1.53m

  Including 28.44 g/t Au and 40.14 g/t Ag (28.96 g/t AuEq) over 1.22m

On February 24, 2022, the Company announced drilling results from the Florida Mountain Area outside of the current Mineral Resource and Reserve estimate included in the DeLamar Report.

Florida Mountain Area drilling highlight intercepts included:

  Drill hole FME-21-130

> 1.79 g/t Au and 45.17 g/t Ag (2.37 g/t AuEq) over 90.98m

  Including 0.15 g/t Au and 155.52 g/t Ag (2.16 g/t AuEq) over 6.25m

  Including 9.32 g/t Au and 174.41 g/t Ag (11.57 g/t AuEq) over 12.65m

  Including 1.86 g/t Au and 18.84 g/t Ag (2.10 g/t AuEq) over 15.55m

War Eagle Drilling

The goal of the 2021 drilling program at War Eagle was to test the northern extensions of the structures identified during the 2019 and 2020 drill programs.

BlackSheep and DeLamar Area Drilling8

The core drill campaign at BlackSheep focused on the Georgianna, Milestone and Lucky Days targets. BlackSheep is host to extensive areas of sinter and opaline silica cut by high-level epithermal veining and brecciation.  Due to the shallow level of erosion at BlackSheep, very limited exploration drilling completed by previous operators was shown to be too shallow to properly evaluate the potential for high-grade vein style mineralization.

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8 Downhole thickness; ; true width varies depending on drill hole dip; most drill holes are aimed at intersecting the vein structures close to perpendicular therefore true widths are close to downhole widths (approximately 70% conversion ratio); Gold equivalent = g Au/t + (g Ag/t ÷ 77.70); Intervals reported are uncapped.

Drilling at Lucky Days in 2021 indicated the presence of a potentially extensive zone of shallow low-grade mineralization, further drilling in this area is planned for 2022.

On October 21, 2021, the Company announced drilling results from the ongoing metallurgical program at Sullivan Gulch located east-southeast of the DeLamar Area.

Sullivan Gulch drilling highlight intercepts included:

  Drill hole IDM-21-203

> 12.04 g/t Au and 63.02 g/t Ag (12.85 g/t AuEq) over 5.19m

> 0.66 g/t Au and 65.51 g/t Ag (1.50 g/t AuEq) over 115.52m

  Including 0.27 g/t Au and 606.00 g/t Ag (8.07 g/t AuEq) over 1.52m

  Including 1.74 g/t Au and 606.00 g/t Ag (9.54 g/t AuEq) over 1.53m

  Including 4.55 g/t Au and 339.87 g/t Ag (8.93 g/t AuEq) over 4.57m

  Including 6.65 g/t Au and 11.38 g/t Ag (6.80 g/t AuEq) over 1.52m

On March 17, 2022, the Company announced drilling results from an exploration drill program at Sullivan Gulch located east-southeast of the DeLamar Area.

Sullivan Gulch drilling highlight intercepts included:

  Drill hole IDM-22-226

> 0.54 g/t Au and 66.42 g/t Ag (1.40 g/t AuEq) over 12.19m

  Including 0.99 g/t Au and 293.00 g/t Ag (4.76 g/t AuEq) over 2.02m
  Drill hole IDM-22-227

> 6.76 g/t Au and 309.38 g/t Ag (10.75 g/t AuEq) over 9.14m

  Including 104.28 g/t Au and 4,818 g/t Ag (166.28 g/t AuEq) over 0.46m

  Including 3.55 g/t Au and 143.55 g/t Ag (5.40 g/t AuEq) over 2.90m

> 3.71 g/t Au and 22.73 g/t Ag (4.01 g/t AuEq) over 12.20m

  Including 25.54 g/t Au and 88.04 g/t Ag (26.68 g/t AuEq) over 1.52m

> 4.94 g/t Au and 269.19 g/t Ag (8.40 g/t AuEq) over 7.02m

  Including 7.06 g/t Au and 384.86 g/t Ag (12.01 g/t AuEq) over 4.58m

  Including 16.01 g/t Au and 779.00 g/t Ag (26.04 g/t AuEq) over 1.53m

Sampling and QA/QC Procedure

Thorough QA/QC protocols are followed on the DeLamar Project, including insertion of duplicate, blank and standard samples in the assay stream for all drill holes. The samples are submitted directly to AAL in Reno, Nevada for preparation and analysis. Analysis of gold is performed using fire assay method with atomic absorption ("AA") finish on a 1 assay ton aliquot. Gold results over 5 g/t are re-run using a gravimetric finish. Silver analysis is performed using ICP for results up to 100 g/t on a 5 acid digestion, with a fire assay, gravimetric finish for results over 100 g/t silver.

See "DeLamar Project - Sampling, Analysis and Data Verification" below with respect to the DeLamar Report.

Development

The development activities in 2021 were not materially impacted by the COVID-19 pandemic.

Condemnation Drilling

The Company commenced its condemnation drilling program in 2021 and drilled a total of 1,122m in the year.

Metallurgical Drilling

The Company commenced its metallurgical drilling program in 2021 and drilled a total of 1,197m in the year.

Metallurgical drilling at Sullivan Gulch has been designed to further optimize and potentially include additional mineralized non-oxide material from Sullivan Gulch in future studies.

Permitting

Integra submitted and received approval on plans of study required to conduct baseline surveys for the following resources: aquatic resources, cultural resources, wildlife, vegetation, wetlands seeps and springs, soils, surface and groundwater, and geochemical characterization. Baseline surveys were conducted on all of these resources, except geochemical characterization. Geochemical samples were selected to initiate geochemical characterization of mine features as well as installation of a PM 10 monitor to provide site-specific baseline air conditions. Baseline survey reports have been submitted to the agencies and are under review. These baseline reports will serve as the basis for the forthcoming draft Environmental Impact Statement that will be developed subsequent to the submittal of the Mine Plan of Operations and Notice of Intent.

Integra completed the installation of the groundwater monitoring well network in order to initiate the collection of baseline data to support the Point of Compliance necessary for the operation of the mine. Initial coordination with the following agencies has occurred: BLM, Idaho Department of Lands ("IDL"), IDEQ, Idaho Department of Fish and Game ("IDFG"), IDWR, U.S. Army Corps of Engineers, Office of Energy and Mineral Resources ("OEMR"), as well as outreach to the following tribes: Fort McDermitt Paiute and Shoshone Tribes of the Fort McDermitt Indian Reservation, Nevada and Oregon, Shoshone-Paiute Tribes of the Duck Valley Indian Reservation, Shoshone-Bannock Tribes of the Fort Hall Reservation, and Burns Paiute Tribe. Coordination with the Office of Species Conservation has initiated to begin early discussions on potential concerns regarding greater sage grouse.

On February 24, 2022, the Company announced that it received positive approval from the BLM through an environmental assessment authorizing an underground development and exploration drill program at the Florida Mountain Area.

Metallurgical & Engineering Studies

Integra's engineering team continued from the 2020 metallurgical test program on both heap leach and mill ores. Numerous bottle roll and column leach tests, including load/permeability tests, were conducted on Heap Leach materials from both the Florida Mountain and DeLamar Area. Many milling tests were also completed including grind size and flotation work, comminution testing, high pressure griding rolls ("HPGR") test work, regrinding and leaching optimization, and solid liquid separation tests. Basic minerology was also completed to look at clay species in the heap leach feeds, and to better understand the non-oxide mill ores. Several metallurgical holes were drilled to provide non-oxide material from Sullivan Gulch for Albion testing and engineering, based on promising results from a scoping level study. Further Albion testing will start in early 2022.

Several trade off studies were completed in 2021 to determine best processing methods for higher grade heap leach ores, and mill ores. Various throughputs were also investigated. Gravity concentration and leaching of the flotation tailing were both examined for the Florida Mountain Area non-oxide ore. It was determined equivalent ultimate recoveries could be achieve by flotation only, so the gravity circuit was eliminated from the design. Leaching of the flotation tailing proved to be uneconomic. Mining planning, heap leach pad and stacking plan design, process and tailing facilities design all progressed in 2021 for the PFS. The PFS contemplates a combined stage 1 and 2 35,000 metric tonnes per day ("mtpd") heap leach process at 80% passing 12.7mm (0.5 inch) in stage 1 that will process oxide and mixed ore from both the Florida Mountain and DeLamar Area, and a 6,000 mtpd mill to be constructed in stage 2 to process non-oxide ore from both deposits utilizing conventional grind, flotation, re-grinding and cyanidation of the concentrate.  The PFS contemplates separate facilities to be used for the flotation tailing and the leached concentrate.

Site support initiatives included setting up the RV camp in Jordan Valley, various water management upgrades and water treatment sludge management, initiating a site safety participation card, and the design of the upgraded fuel storage systems.

Pre-Feasibility Study and Mineral Resource and Mineral Reserve9

On February 9, 2022, the Company announced the results of its PFS and Mineral Resource and Reserve statement on the DeLamar Project.

The PFS contemplates an open pit mine with on-site treatment of oxide and mixed ores from both the Florida Mountain and DeLamar Area via a 35,000 mtpd heap leach facility at 80% passing 12.7 mm (0.5 inch), and treatment of a portion of the non-oxide mineralization through a 6,000 mtpd mill utilizing conventional grind, flotation, re-grinding and cyanidation of the concentrate. In year 1, heap leaching of the Florida Mountain Area ore will commence, with mill construction beginning in year 1 and production starting in year 3. In year 2, oxide and mixed ore from the DeLamar Area will be mined with the non-oxide ore being accessed from the DeLamar and Florida Mountain Areas starting in year 3. In total, the DeLamar Project will process 123,483,000 tonnes of ore over a 16-year mine life producing an estimated 1,154,000 oz Au and an estimated 49,995,640 oz Ag (1,786,729 oz AuEq). The strip ratio over LOM, waste-to-ore, is 2.21.

The PFS is derived from the Company's pit-constrained Mineral Reserve estimate with an effective date of January 24, 2022 and does not include results from drilling completed in 2021.  The effective date of the PFS is January 24, 2022.

Key PFS highlights include:

___________________________________
9 Gold equivalent = oz Au + (oz Ag ÷ 79.07)

  Year 1 to year 8 average annual production of 121,000 oz Au and 3,312,000 oz Ag (163,000 oz AuEq).

  LOM (year 1 to year 16) average annual production of 71,000 oz Au and 3,085,000 oz Ag (110,000 oz AuEq).

  After-tax IRR of 27%.

  After-tax NPV (5%) of $407.8 million using $1,700 and $21.50 per ounce Au and Ag prices, respectively.

  $689.3 million after-tax LOM cumulative cash flow.

  35,000 mtpd open pit/heap leach production rate with a mine life of 16 years, sourcing oxide and mixed ore from both the Florida Mountain and DeLamar Area.

  6,000 mtpd mill, commencing in year 3, primarily sourcing non-oxide ore from the Florida Mountain Area and then from the DeLamar Area over a 13-year period.

  Total site level cash cost is estimated to be $923 per oz AuEq, with site level AISC estimated to be $955 per oz AuEq.

  LOM strip ratio of 2.21 (waste to ore).

  Pre-production Capex of $282 million including contingency of 20% on processing, heap leach and tailing facilities (excluding working capital and reclamation costs, and assuming mobile mining equipment financing).

  LOM capital expenditures (pre-production + expansion/sustaining capital) of $589 million

  After-tax payback period of 3.34 years.

The PFS includes multiple sustainability-driven initiatives to decrease the environmental footprint of the DeLamar Project, including:

  Railveyor: The DeLamar Project's ore haulage system will utilize Railveyor's light rail system to haul material between various pits and the processing location, replacing the equivalent of approximately 5 diesel haul trucks. Powered electrically, Railveyor will decrease the DeLamar Project's diesel usage and associated direct (Scope 1) greenhouse gas emissions. Downhill portions of the haul will generate power regeneratively, and ancillary benefits will include reduced noise and dust levels, and reduced water consumption for dust mitigation.

  Power Generation: The Company plans to power the DeLamar Project through an onsite microgrid. A 12-megawatt ("MW") solar array will be installed on the historic tailing impoundment in conjunction with 4.5 MW-hours of batteries and a Liquified Natural Gas ("LNG") power generation plant to be constructed on site, leased from, and maintained by a third-party provider through a long-term use-based lease agreement. Greenhouse gas emissions from this energy mix will be an estimated 13% lower than the current local utility grid mix. The microgrid levelized cost of energy ("LCOE") is 63% lower than the local electric utility.

The incorporation of these plans is not only crucial to lowering the DeLamar Project's greenhouse gas emissions, but they also importantly drive stronger economics for the DeLamar Project, demonstrating how mining projects can benefit economically from taking steps towards sustainability.

See "DeLamar Project" below with respect to the DeLamar Report and further details related to the PFS and Mineral Resource and Mineral Reserve statement.

Social and Environmental

In early March 2021, the Company hired a Community Affairs Manager, Ms. Emily Hendrickson. Ms. Hendrickson brings significant experience in mining-specific community relations and is playing a critical role in the Company's community outreach and in maintaining relationships with the Company's key stakeholders.

Extensive stakeholder outreach continued in 2021, and COVID-19 safety protocols were adhered to as appropriate. In 2021, the Company engaged with local residents, educators, local non-profits, conservation groups, local city & community councils and chambers of commerce, state government representatives and specific interest groups. The Company continues to build relationships with surrounding communities that future operations may touch. The Company's focus to date has been in both holding project-specific meetings, as well as attending regular community dialogue meetings where we participate as members of the community. In August 2021, the Company held its first annual "DeLamar Day" held outdoors in Jordan Valley, with roughly 180 stakeholders in attendance.

Integra began communications with Tribal Nations with current and historic ties to the lands surrounding the DeLamar Project, as well as Tribal foundations. These meetings are in addition to the important meetings between governmental agencies and Tribes, held throughout the permitting process.

On June 29, 2021, the Company announced that it had signed a memorandum of understanding with Trout Unlimited to evaluate potential future habitat reclamation projects within the Jordan Creek watershed where the DeLamar Project is located. Integra also joined the CleanTech Alliance, a Seattle-based group with over 1,100 member organizations that facilitates the generation and growth of cleantech companies and jobs across the Pacific northwest. As a member, Integra will both benefit from collaborations with companies pushing the envelope of responsible environmental practice, and also represent an important voice as a potential future producer of silver and gold, two metals critical to clean technologies. Mark Stockton, Integra's VP of Corporate Affairs & Sustainability, will serve on the board of directors for the CleanTech Alliance.

The Company completed in the third quarter of 2021 a several month-long process to identify, align, develop and create Integra's core values of "Integrity, Care, and Innovation". The process obtained 100% employee involvement across Integra and its subsidiaries, and a focus group with representation proportionate to all Integra locations held a series of meetings to finalize the process. The Company continues to work on plans that will operationalize the values in our everyday activities across our entire employee-base.

On November 10, 2021, the Company released its first ESG report, which provides a comprehensive overview of the Company's commitments, practices and performance in the areas of ESG for the year 2020. The report marks an important milestone for the Company as it seeks to establish itself as a leader in ESG in the mineral exploration and development sector.

Water treatment operations followed their regular course at the DeLamar Project, with system updates to the water treatment facility completed and in operation, allowing for more efficient water filtration and less bi-product waste creation in the process.

No material environmental or health and safety incidents were reported in 2021.

Trends and Outlook

The Company will continue its dual track strategy for 2022, consisting of exploration drilling designed to expand the Mineral Resource and Reserve base and development study and permitting work designed to de-risk the DeLamar Project.

The Company will also continue metallurgical test work and detailed engineering throughout 2022.

On the permitting front, surface, groundwater, geochemistry, wetlands, wildlife, aquatic, cultural and associated baseline studies, along with the management of these efforts, will extend throughout 2022.

The 2022 exploration program will include core and RC drilling to expand the Mineral Resource and Reserve along with soil sampling, geological mapping and prospecting. The Company anticipates the drill program to primarily focus on zones of immediate upside resource expansion potential in proximity to planned mining operations per the PFS. Some early-stage reconnaissance level exploration drilling will also be conducted.

THE BUSINESS

General Overview

The primary focus of the Company is the advancement of its DeLamar Project, consisting of the neighboring DeLamar Area and Florida Mountain Area in the heart of the historic Owyhee County mining district in southwestern Idaho.  The management team comprises the former executive team from Integra Gold Corp. ("Integra Gold").

Integra owns no producing properties and, consequently, has no current operating income or cash flow from the properties it holds, nor has it had any income from operations in the past three financial years. As a consequence, operations of Integra are primarily funded by equity financings.

Please see "General Development of the Business - Three Year History" and "General Development of the Business - Trends and Outlook" sections above and "DeLamar Project" section below for further details on the DeLamar Project and development thereof.

Specialized Skills

Integra's business requires specialized skills and knowledge in the areas of geology, drilling, planning, implementation of exploration programs, compliance, engineering, metallurgy, economic studies, project development and permitting.  To date, Integra has been able to locate and retain such professionals in Canada and the United States, and believes it will be able to continue to do so.

Competitive Conditions

Integra operates in a very competitive industry and competes with other companies, many of which have greater technical and financial facilities for the acquisition and development of mineral properties, as well as for the recruitment and retention of qualified employees and consultants.

Business Cycles

The precious metals sector is very volatile and cyclical. The sector specifically suffered significant declines from 2011 to 2019.  During the same period the financial markets for mining in general, and mineral exploration and development in particular, were relatively weak. However, 2020 was a much stronger year for prices of gold and silver and for mining equities, as the price of gold reached a high, mostly fueled by the uncertainty created by the COVID-19 pandemic.  Financial markets for mining have softened since, despite robust gold and silver prices. Fundamentals that have traditionally supported a strong gold price are present, but there is no certainty that the prices of gold and silver will remain high and that the financial markets for mining will remain strong.

In addition to commodity price cycles and recessionary periods, exploration activity may also be affected by seasonal and irregular weather conditions in Idaho.

Environmental Protection Requirements

Integra's operations are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, and the use of cyanide which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. Certain types of operations may also require the submission and approval of environmental impact assessments.

Environmental legislation is evolving in a manner that means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies including its directors, officers and employees.

The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

Employees

As of December 31, 2021, Integra had forty-eight (48) full-time employees and six (6) part-time employees.

	Full-Time		Part-Time		Total
	Male	Female	Male	Female
Head Office (Vancouver) - Canada	3	4	1	0	8
Denver (Colorado) - United States	1	0	0	0	1
DeLamar Project Site (Jordan Valley, Idaho) - United States	21	8	1	4	34
Boise (Idaho) - United States	3	3	0	0	6
Post Falls (Idaho) - United States	1	0	0	0	1
Waterville (Maine) - United States	1	0	0	0	1
Seattle (Washington) - United States	0	1	0	0	1
Reno (Nevada) - United States	1	0	0	0	1
Salt Lake City (Utah) - United States	1	0	0	0	1
Total	32	16	2	4	54

Foreign Operations

The DeLamar Project is located in Idaho.  Mineral exploration and mining activities in the United States may be affected in varying degrees by government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions may adversely affect Integra's business. Operations may be affected in varying degrees by government regulations with respect to restrictions on permitting, production, price controls, income taxes, expropriation of property, environmental legislation and mine safety.

Social and Environmental Policies

Integra has adopted a Code that is intended to document the principles of conduct and ethics to be followed by employees, consultants, officers and directors of Integra. Its purpose is to:

  promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

  promote avoidance of conflicts of interest, including disclosure to an appropriate person of any material transaction or relationship that reasonably could be expected to give rise to such a conflict;

  promote full, fair, accurate, timely and understandable disclosure in reports and documents that Integra files with, or submits to, the securities regulators and in other public communications made by Integra;

  promote compliance with applicable governmental laws, rules and regulations;

  promote the prompt internal reporting to an appropriate person of violations of the Code;

  promote accountability for adherence to the Code;

  provide guidance to employees, officers and directors to help them recognize and deal with ethical issues;

  provide mechanisms to report unethical conduct; and

  help foster Integra's culture of honesty and accountability.

Integra expects all of its employees, officers and directors to comply at all times with the principles in the Code.

The Company also adopted a Safety, Environmental and Social Responsibility Policy to be followed by employees, consultants, officers and directors of Integra. Its purpose is to outline how Integra, together with its directors, officers, employees, consultants and contractors, will conduct its business in a safe and environmentally friendly manner and to the highest standards of corporate social responsibility.

Risk Factors

The Company is subject to a number of risks and uncertainties due to the nature of its business. The Company's exploration activities expose it to various financial and operational risks that could have a significant impact on its level of operating cash flows in the future. Readers are advised to study and consider risk factors stressed below.  While the Company considers the risks set out below to be the most significant to potential investors, they are not the only ones facing the Company.  Additional risks and uncertainties not currently known to the Company, or that the Company currently deems immaterial, may also materially adversely affect the Company's business, financial condition, results of operations, cash flows or prospects.  If any of these risks materialize into actual events or circumstances, the Company's assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected. In such circumstances, the price of the Common Shares could decline and investors may lose all or part of their investment. Accordingly, potential investors should carefully consider the risks set out below and elsewhere in the Company's public disclosure record before purchasing Common Shares.

The following are identified as the main risk factors affecting the Company.

Coronavirus (COVID-19) and Global Health Crisis

The COVID-19 pandemic and efforts to contain it may have an impact on the Company's business. The Company continues to monitor the situation and the impact the virus may have on the DeLamar Project. Should the virus spread, travel bans continue, as applicable, or should one of the Company's team members or consultants become infected, the Company's ability to advance the DeLamar Project may be impacted. Similarly, the Company's ability to obtain financing and the ability of the Company's vendors, suppliers, consultants and partners to meet obligations may be impacted as a result of COVID-19 and efforts to contain the virus.

Exploration and Development

Resource exploration and development is a speculative business and involves a high degree of risk.  There is no certainty that the expenditures to be made by Integra in the exploration of the DeLamar Project or otherwise will result in discoveries of commercial quantities of minerals.  The marketability of natural resources which may be acquired or discovered by Integra will be affected by numerous factors beyond the control of Integra, including, but not limited to, the COVID-19 pandemic. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Integra not receiving an adequate return on invested capital.

Financing Risks

Integra will require additional funding to conduct future exploration programs on the DeLamar Project and to conduct other exploration programs. If Integra's current exploration programs are successful, additional funds will be required for the development of an economic mineral body and to place it into commercial production.  In addition, Integra has fixed payment obligations but no source of revenue.  The DeLamar Project requires reclamation work of approximately $2,000,000 per year for the foreseeable future, though this number is expected to decrease over time, all of which will need to be funded by Integra from available cash.  The Company has limited financial resources and no operating revenue.  The only sources of future funds presently available to Integra are the sale of equity capital, or the offering by Integra of an interest in its properties.  There is no assurance that any such funds will be available to Integra on acceptable terms, on a timely basis or at all.  Failure to obtain additional financing on a timely basis could cause Integra to reduce or terminate its proposed operations and otherwise could have a material adverse effect on its business.

Going Concern Risks

The Company's ability to continue as a going concern is dependent upon, among other things, the Company continuing to establish commercial quantities of Mineral Reserves on its properties and obtaining the necessary financing to develop and profitably produce such minerals or, alternatively, disposing of its interests on a profitable basis. Any unexpected costs, problems or delays could severely impact the Company's ability to continue exploration and, if applicable, development activities. Should the Company be unable to continue as a going concern, realization of assets and settlement of liabilities in other than the normal course of business may be at amounts materially different than the Company's estimates. The amounts attributed to the DeLamar Project in the Company's financial statements represent acquisition and exploration costs and should not be taken to represent realizable value. The Company will require additional financing for the upcoming financial year in order to maintain its operations and exploration activities. These material uncertainties raise substantial doubt on the Company's ability to continue as a going concern.

Volatility of Commodity Prices

The development of the Company's properties is dependent on the future prices of gold and silver.  As well, should any of the Company's properties eventually enter commercial production, the Company's profitability will be significantly affected by changes in the market prices of gold and silver. Precious metals prices are subject to volatile price movements, which can be material and occur over short periods of time and which are affected by numerous factors, all of which are beyond the Company's control. Such factors include, but are not limited to, interest and exchange rates, inflation or deflation, fluctuations in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, speculative trading, the costs of and levels of precious metals production, and political and economic conditions. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems, the strength of and confidence in the U.S. dollar (the currency in which the prices of precious metals are generally quoted) and political developments. The effect of these factors on the prices of precious metals, and therefore the economic viability of the DeLamar Project, cannot be accurately determined. The prices of gold and silver have historically fluctuated widely, and future price declines could cause the development of (and any future commercial production from) the DeLamar Project to be impracticable or uneconomic. As such, the Company may determine that it is not economically feasible to commence commercial production, which could have a material adverse impact on the Company's financial performance and results of operations. In such a circumstance, the Company may also curtail or suspend some or all of its exploration activities.

Limitations on the Mineral Resource and Reserve Estimates

The Company's Mineral Resources and Mineral Reserves are estimates only and are based on estimates of mineral content and quantity derived from limited information acquired through drilling and other sampling methods and require judgmental interpretations of geology, structure, grade distributions and trends and other factors. The Company's Mineral Resource and Mineral Reserve estimates may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing and other factors. There are numerous uncertainties inherent in estimating Mineral Resources and Mineral Reserves, including many factors beyond the Company's control. Estimation is a subjective process, and the accuracy of the Company's Mineral Resource or Mineral Reserve estimate is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation of that data and the level of congruence with the actual size and characteristics of the Company's deposits. No assurance can be given that the estimates are accurate or that the indicated level of metal will be produced. Actual mineralization or geological formations may be different from those predicted. Further, it may take many years before production is possible, and during that time the economic feasibility of exploiting a discovery may change. These estimates may, therefore, require adjustments or downward revisions based upon further exploration or development work, drilling or actual production experience.

Fluctuations in gold and silver prices, results of drilling, metallurgical testing and production, the evaluation of mine plans after the date of any estimate, permitting requirements or unforeseen technical or operational difficulties may require revision of the Company's Mineral Resource and Mineral Reserve estimates.  Prolonged declines in the market price of gold or silver may render Mineral Reserves containing relatively lower grades of mineralization uneconomical to recover and could materially reduce the Company's Mineral Reserves. Mineral Resource estimates are based on drill hole information, which is not necessarily indicative of conditions between and around the drill holes. Accordingly, such Mineral Resource estimates may require revision as more geologic and drilling information becomes available and as actual production experience is gained. Mineral Resources and Mineral Reserves should not be interpreted as assurances of LOM or of the profitability of future operations. There is a degree of uncertainty in estimating Mineral Resources and Mineral Reserves and of the grades and tonnages that are forecast to be mined and, as a result, the grade and volume of gold or silver that the Company mines, processes and recovers may not be the same as currently anticipated. Any material reductions in estimates of Mineral Resources and Mineral Reserves, or of the Company's ability to economically extract these Mineral Reserves, could have a material adverse effect on the DeLamar Project and the Company's business, financial condition, results of operations, cash flows or prospects.

Mineral Resources are not Mineral Reserves and have a greater degree of uncertainty as to their existence and feasibility. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. There is no assurance that Mineral Resources will be upgraded to Proven or Probable Mineral Reserves. Inferred Mineral Resources have a substantial degree of uncertainty as to their existence, and economic and legal feasibility.  Accordingly, there is no assurance that Inferred Mineral Resources reported herein will ever be upgraded to a higher category. Investors are cautioned not to assume that part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

Reliance on Management

The success of the Company depends to a large extent upon its abilities to retain the services of its senior management and key personnel. The loss of the services of any of these persons could have a materially adverse effect on the Company's business and prospects. There is no assurance the Company can maintain the services of its directors, officers or other qualified personnel required to operate its business.

No History of Earnings

Integra has no history of earnings or of a return on investment, and there is no assurance that the DeLamar Project or any other property or business that Integra may acquire or undertake will generate earnings, operate profitably or provide a return on investment in the future.  Integra has no capacity to pay dividends at this time and no plans to pay dividends for the foreseeable future.

Negative Operating Cash Flow

The Company is an exploration stage company and has not generated cash flow from operations. The Company is devoting significant resources to the development and acquisition of its properties, however there can be no assurance that it will generate positive cash flow from operations in the future.  The Company expects to continue to incur negative consolidated operating cash flow and losses until such time as it achieves commercial production at a particular project. However, even in the event the Company undertakes development activity on a particular project, there is no certainty that the Company will produce revenues, operate profitably or provide a return on investment in the future. The Company currently has negative cash flow from operating activities.

Capital Resources

Historically, capital requirements have been primarily funded through the sale of Common Shares. Factors that could affect the availability of financing include the progress and results of ongoing exploration at the Company's mineral properties, the state of international debt and equity markets, and investor perceptions and expectations of the global gold and/or silver markets. There can be no assurance that such financing will be available in the amount required at any time or for any period or, if available, that it can be obtained on terms satisfactory to the Company. Based on the amount of funding raised, the Company's planned exploration or other work programs may be postponed, or otherwise revised, as necessary.

Environmental Risks and Other Regulatory Requirements

The activities of the Company are subject to environmental regulations promulgated by government agencies from time to time.  Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution.  A breach of such legislation may result in imposition of fines and penalties.  In addition, certain types of operations, including any proposed development of the DeLamar Project, will require the submission and approval of environmental impact assessments.  Environmental legislation is evolving to stricter standards, and enforcement, fines and penalties for non-compliance are more stringent.  Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees.  The cost of compliance with changes in governmental regulations has potential to reduce the profitability of operations.

There is the potential for substances or conditions existing on the DeLamar Project that would impose obligations on the Company under environment law arising from prior mining activities.  The mine on the property has been in closure for approximately 15 years with only modest ongoing reclamation obligations remaining and Integra has no indication of any latent environmental damage.  Nevertheless, the DeLamar Project was the source of historical mining activity going back over 100 years and any undiscovered issue existing on the property from those activities would likely be the responsibility of Integra.

Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.  Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed upon them for violation of applicable laws or regulations.

Amendments to current environmental laws, regulations and permits governing operations and activities of mining companies and mine reclamation and remediation activities, or more stringent implementation thereof, could have a material adverse impact on Integra and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in the development of new mining properties.

Permitting

Integra's mineral property interests are subject to receiving and maintaining permits from appropriate governmental authorities.  In particular, prior to any development of the DeLamar Project, Integra will need to receive numerous permits from appropriate governmental authorities including those relating to mining operations, occupational health, toxic substances, waste disposal, safety, environmental protection, land use and others.  There is no assurance that the Company will be able to obtain all necessary renewals of existing permits, additional permits for any possible future developments or changes to operations or additional permits associated with new legislation.  Further, failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing activities to cease or be curtailed, and may include corrective measures requiring capital expenditures or remedial actions.

Title

The acquisition of title to resource properties in this part of the western USA is a very detailed and time-consuming process.  No assurances can be given that there are no title defects affecting the properties in which Integra has an interest, particularly on the DeLamar Project.  The DeLamar Project includes areas with prospective exploration potential that lie on unpatented mining claims with a lengthy history of prior ownership and operations.  The DeLamar Project may be subject to prior unregistered liens, agreements, transfers or claims, and title may be affected by, among other things, undetected defects.  Other parties may dispute title to a property or the property may be subject to prior unregistered agreements and transfers or land claims by indigenous people.  Title may also be affected by undetected encumbrances or defects or governmental actions.  Integra has not conducted surveys of the DeLamar Project and the precise area and location of claims and other mineral rights may be challenged.  Integra may not be able to register rights and interests it acquires against title to applicable mineral properties.  An inability to register such rights and interests may limit or severely restrict Integra's ability to enforce such acquired rights and interests against third parties or may render certain agreements entered into by Integra invalid, unenforceable, uneconomic, unsatisfied or ambiguous, the effect of which may cause financial results yielded to differ materially from those anticipated.  Although Integra believes it has taken reasonable measures to ensure proper title to the DeLamar Project, there is no guarantee that such title will not be challenged or impaired.

The DeLamar Project is also subject to annual compliance with assessment work and/or fee requirements, property taxes, lease payments and other contractual payments and obligations. Any failure to make such payments or comply with such requirements or obligations could result in the loss of all or a portion of the Company's interest in the DeLamar Project.

Influence of Third-Party Stakeholders

The mineral properties in which Integra holds an interest, or the exploration equipment and road or other means of access which Integra intends to utilize in carrying out its work programs or general business mandates, may be subject to interests or claims by third party individuals, groups or companies.  In the event that such third parties assert any claims, Integra's work programs may be delayed even if such claims are not meritorious.  Such claims may result in significant financial loss and loss of opportunity for Integra.

Insurance

Exploration, development and production operations on mineral properties involve numerous risks, including unexpected or unusual geological operating conditions, ground or slope failures, fires, environmental occurrences and natural phenomena such as prolonged periods of inclement weather conditions, floods and earthquakes.  It is not always possible to obtain insurance against all such risks and Integra may decide not to insure against certain risks because of high premiums or other reasons.  Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage to Integra's properties or the properties of others, delays in exploration, development or mining operations, monetary losses and possible legal liability.  Integra expects to maintain insurance within ranges of coverage which it believes to be consistent with industry practice for companies of a similar stage of development.  Integra expects to carry liability insurance with respect to its mineral exploration operations, but is not expected to cover any form of political risk insurance or certain forms of environmental liability insurance, since insurance against political risks and environmental risks (including liability for pollution) or other hazards resulting from exploration and development activities is prohibitively expensive.  Should such liabilities arise, they could reduce or eliminate future profitability and result in increasing costs and a decline in the value of the securities of Integra.  If Integra is unable to fully fund the cost of remedying an environmental problem, it might be required to suspend operations or enter into costly interim compliance measures pending completion of a permanent remedy.  The lack of, or insufficiency of, insurance coverage could adversely affect Integra's future cash flow and overall profitability.

Significant Competition for Attractive Mineral Properties

Significant and increasing competition exists for the limited number of mineral acquisition opportunities available.  Integra expects to selectively seek strategic acquisitions in the future, however, there can be no assurance that suitable acquisition opportunities will be identified.  As a result of this competition, some of which is with large established mining companies with substantial capabilities and greater financial and technical resources than Integra, Integra may be unable to acquire additional attractive mineral properties on terms it considers acceptable.  In addition, Integra's ability to consummate and to integrate effectively any future acquisitions on terms that are favourable to Integra may be limited by the number of attractive acquisition targets, internal demands on resources, competition from other mining companies and, to the extent necessary, Integra's ability to obtain financing on satisfactory terms, if at all.

Community Relationships

The Company's relationships with the community in which it operates are critical to ensure the future success of its existing operations and the construction and development of the DeLamar Project. While the Company is committed to operating in a socially responsible manner, there is no guarantee that its efforts will be successful, in which case interventions by third parties could have a material adverse effect on the Company's business, financial condition, results of operations, cash flows or prospects.

Securities of Integra are Subject to Price Volatility

Capital and securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of Integra including macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries or asset classes, can impact the price of Integra's Common Shares. There can be no assurance that continued fluctuations in mineral or commodity prices will not occur. As a result of any of these factors, the market price of the Common Shares of Integra at any given time may not accurately reflect the long-term value of Integra.

In the past, following periods of volatility in the market price of a company's securities, shareholders have instituted class action securities litigation against them. Such litigation, if instituted, could result in substantial cost and diversion of management attention and resources, which could significantly harm profitability and the reputation of Integra.

The Company's Growth, Future Profitability and Ability to Obtain Financing may be Impacted by Global Financial Conditions

In recent years, global financial markets have been characterized by extreme volatility impacting many industries, including the mining industry. Global financial conditions remain subject to sudden and rapid destabilizations in response to future economic shocks, as government authorities may have limited resources to respond to future crises.  A sudden or prolonged slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect the Company's growth and profitability. Future economic shocks may be precipitated by a number of causes, including, but not limited to, material changes in the price of oil and other commodities, the volatility of metal prices, governmental policies, geopolitical instability, war, terrorism, the devaluation and volatility of global stock markets, natural disasters and the current outbreak of COVID-19 and any future emergence and spread of pathogens. Any sudden or rapid destabilization of global economic conditions could impact the Company's ability to obtain equity or debt financing in the future on terms favorable to the Company or at all. In such an event, the Company's operations and financial condition could be materially adversely affected.

A Cyber Security Incident Could Adversely Affect the Company's Ability to Operate its Business

Information systems and other technologies, including those related to the Company's financial and operational management, and its technical and environmental data, are an integral part of the Company's business activities.  Network and information systems related events, such as computer hacking, cyber-attacks, computer viruses, worms or other destructive or disruptive software, process breakdowns, denial of service attacks, or other malicious activities or any combination of the foregoing or power outages, natural disasters, terrorist attacks, or other similar events could result in damages to the Company's property, equipment and data. These events also could result in significant expenditures to repair or replace damaged property or information systems and/or to protect them from similar events in the future. Furthermore any security breaches such as misappropriation, misuse, leakage, falsification, accidental release or loss of information contained in the Company's information technology systems including personnel and other data that could damage its reputation and require the Company to expend significant capital and other resources to remedy any such security breach. Insurance held by the Company may mitigate losses however in any such events or security breaches may not be sufficient to cover any consequent losses or otherwise adequately compensate the Company for any disruptions to its business that may result and the occurrence of any such events or security breaches could have a material adverse effect on the business of the Company. There can be no assurance that these events and/or security breaches will not occur in the future or not have an adverse effect of the business of the Company.

Integra's Operations are Subject to Human Error

Despite efforts to attract and retain qualified personnel, as well as the retention of qualified consultants, to manage Integra's interests, and even when those efforts are successful, people are fallible and human error could result in significant uninsured losses to Integra.  These could include loss or forfeiture of mineral claims or other assets for non-payment of fees or taxes, significant tax liabilities in connection with any tax planning effort Integra might undertake and legal claims for errors or mistakes by Integra personnel.

Conflicts of Interest

Certain directors and officers of Integra are, and may continue to be, involved in the mining and mineral exploration industry through their direct and indirect participation in corporations, partnerships or joint ventures which are potential competitors of Integra.  Situations may arise in connection with potential acquisitions in investments where the other interests of these directors and officers may conflict with the interests of Integra.  Directors and officers of Integra with conflicts of interest will be subject to the procedures set out in applicable corporate and securities legislation, regulation, rules and policies.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to management, as appropriate to allow for timely decisions about public disclosure. The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized, and reported within the applicable time periods and that required information is accumulated and communicated to the Company's management, so that decisions can be made about the timely disclosure of that information.

Management has evaluated the effectiveness of the design and operation of the Company's disclosure controls as of December 31, 2021 and concluded that the disclosure controls and procedures were effective.

Internal Controls over Financial Reporting

Management is responsible for establishing and maintaining adequate internal controls over financial reporting as such term is defined in the rules of the National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109") and Rule 13a-15(f) of the Exchange Act. The Company's internal controls over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company's financial reporting for external purposes in accordance with IFRS as issued by the IASB.

Based on the criteria set forth in Internal Control - Integrated Framework (2013) by the Committee of Sponsoring Organizations of the Treadway Commission, the Company's internal controls over financial reporting include:

  Maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;

  Providing reasonable assurance that transactions are recorded as necessary for preparation of the consolidated financial statements in accordance with IFRS as issued by the IASB;

  Providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

  Providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company's consolidated financial statements would be prevented or detected on a timely basis.

Management has evaluated the effectiveness of the internal controls over financial reporting as of December 31, 2021 and concluded that those controls were effective.

An independent consultant was engaged to assist management in assessing the effectiveness of internal controls over financial reporting. The independent consultant reported his opinion to management and to the Audit Committee and concluded that the Company's internal controls are effective.

Though the Company believes its internal safeguards over financial reporting are effective, the Company cannot provide absolute assurance.

Limitation of Controls and Procedures

Management believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well designed and operated, have their inherited limitations. Due to those limitations (resulting from unrealistic or unsuitable objectives, human judgment in decision making, human errors, management overriding internal control, circumventing controls by the individual acts of some persons, by collusion of two or more people, external events beyond the entity's control), internal control can only provide reasonable assurance that the objectives of the control system are met.

The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

There were no changes in internal controls of the Company during the year-ended December 31, 2021 that have materially affected, or are likely to materially affect, the Company's internal control over financial reporting.

Risks Relating to the Company's Status as a "Foreign Private Issuer" Under U.S. Securities Laws

The Company is a "foreign private issuer", under applicable U.S. federal securities laws, and is, therefore, not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC.  Under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act'), the Company is subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies.  As a result, the Company does not file the same reports that a U.S. domestic issuer would file with the SEC, although the Company is required to file with or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws.  In addition, the Company's officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act.  Therefore, the Company's shareholders may not know on as timely a basis when the Company's officers, directors and principal shareholders purchase or sell Common Shares, as the reporting periods under the corresponding Canadian insider reporting requirements are longer.

As a foreign private issuer, the Company is exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements.  The Company is also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information.  While the Company complies with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies.  In addition, the Company may not be required under the Exchange Act to file annual and quarterly reports with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act.

In addition, as a foreign private issuer, the Company has the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that the Company disclose the requirements it is not following and describe the Canadian practices it follows instead.  The Company may in the future elect to follow home country practices in Canada with regard to certain corporate governance matters.  As a result, the Company's shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all corporate governance requirements.

The Company May Lose its Status as a Foreign Private Issuer Under U.S. Securities Laws

In order to maintain its status as a foreign private issuer, a majority of the Company's Common Shares must be either directly or indirectly owned by non-residents of the U.S. unless the Company also satisfies one of the additional requirements necessary to preserve this status. The Company may in the future lose its foreign private issuer status if a majority of its Common Shares are held in the U.S. and if the Company fails to meet the additional requirements necessary to avoid loss of its foreign private issuer status. The regulatory and compliance costs under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use the multi-jurisdictional disclosure system ("MJDS").  If the Company is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer.  In addition, the Company may lose the ability to rely upon exemptions from NYSE American corporate governance requirements that are available to foreign private issuers.

Risks Relating to the Company's Status as an "Emerging Growth Company" Under U.S. Securities Laws

The Company is an "emerging growth company" as defined in section 3(a) of the Exchange Act (as amended by the JOBS Act, enacted on April 5, 2012), and the Company will continue to qualify as an emerging growth company until the earliest to occur of: (a) the last day of the fiscal year during which the Company has total annual gross revenues of $1,070,000,000 (as such amount is indexed for inflation every five years by the SEC) or more; (b) the last day of the fiscal year of the Company following the fifth anniversary of the date of the first sale of common equity securities of the Company pursuant to an effective registration statement under the United States Securities Act of 1933, as amended; (c) the date on which the Company has, during the previous three year period, issued more than $1,000,000,000 in non-convertible debt; and (d) the date on which the Company is deemed to be a "large accelerated filer", as defined in Rule 12b-2 under the Exchange Act.  The Company will qualify as a large accelerated filer (and would cease to be an emerging growth company) at such time when on the last business day of its second fiscal quarter of such year the aggregate worldwide market value of its common equity held by non-affiliates will be $700,000,000 or more.

For so long as the Company remains an emerging growth company, it is permitted to and intends to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies.  These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the JOBS Act.  The Company takes advantage of some, but not all, of the available exemptions available to emerging growth companies.  The Company cannot predict whether investors will find the Common Shares less attractive because the Company relies upon certain of these exemptions.  If some investors find the Common Shares less attractive as a result, there may be a less active trading market for the Common Shares and the Common Share price may be more volatile.  On the other hand, if the Company no longer qualifies as an emerging growth company, the Company would be required to divert additional management time and attention from the Company's development and other business activities and incur increased legal and financial costs to comply with the additional associated reporting requirements, which could negatively impact the Company's business, financial condition, results of operations, cash flows or prospects.

DELAMAR PROJECT

The bulk of the information in this section is derived from the "Technical Report and Preliminary Feasibility Study for the DeLamar and Florida Mountain Gold - Silver Project, Owyhee County, Idaho, USA", dated March 22, 2022 with an effective date of January 24, 2022 (the "DeLamar Report"), which was filed on March 28, 2022 with Canadian securities regulatory authorities and prepared pursuant to NI 43-101.  The DeLamar Report was prepared under the supervision of Thomas L. Dyer, P.E. and Senior Engineer for MDA, Michael M. Gustin, C.P.G. and Senior Geologist for MDA, Steven I. Weiss, C.P.G. and Senior Associate Geologist for MDA, Jack McPartland, Registered Member MMSA and Senior Metallurgist with McClelland Laboratories, Inc., John Welsh, P.E., of Welsh Hagen in Reno, Nevada, Matthew Sletten, P.E. and Benjamin Bermudez, P.E. of M3 Engineering in Tucson, Arizona, Art Ibrado, P.E., of Fort Lowell Consulting in Tucson, Arizona, Jay Nopola, P.E, of RESPEC in Rapid City, South Dakota, Michael Botz, P.E., of Elbow Creek Engineering in Billings, Montana, and John F. Gardner, P.E. of Warm Springs Consulting in Boise, Idaho, in accordance with the disclosure and reporting requirements set forth in NI 43-101.  Mr. Dyer, Mr. Gustin, Mr. Weiss, Mr. McPartland, Mr. Welsh, Mr. Sletten, Mr. Bermudez, Mr. Ibrado, Mr. Botz, Mr. Nopola, and Mr. Gardner are QPs under NI 43-101 and have no affiliation with Integra, their subsidiaries, or Kinross except that of independent consultant/client relationships.

Project Description, Location and Access

The DeLamar Project includes of 790 unpatented lode, placer, and millsite claims, and 16 tax parcels comprised of patented mining claims, as well as certain leasehold and easement interests, that cover approximately 8,673 hectares (21,431 acres) in southwestern Idaho, about 80km (50 miles) southwest of Boise.  The property is approximately centered at 43°00′48″N, 116°47′35″W, within portions of the historical Carson (Silver City) mining district, and it includes the formerly producing DeLamar mine last operated by Kinross Gold Corporation ("Kinross").  The total annual land-holding costs are estimated to be $473,244.  All mineral titles and permits are held by DMC, an indirect, 100% wholly owned subsidiary of Integra that was acquired from Kinross through the DeLamar Purchase Agreement in 2017.

Of the 284 unpatented claims acquired from Kinross, 101 are subject to a 2.0% NSR royalty payable to a predecessor owner.  This royalty is not applicable to the current project Mineral Resources and Reserves. There are also eight lease agreements covering 33 patented claims and five unpatented claims that require NSR payments ranging from 2.0% to 5.0%.  One of these leases covers a small portion of the DeLamar Area Mineral Resources and one covers a small portion of the Florida Mountain Area Mineral Resources and Reserves, with 5.0% and 2.5% NSRs applicable to maximums of $50,000 and $650,000 in royalty payments, respectively.  The DeLamar Project includes 1,561 hectares (3,857.2 acres) under seven leases from the State of Idaho, which are subject to a 5.0% NSR production royalty plus annual payments of $27,282.  The State of Idaho leases include very small portions of both the DeLamar and Florida Mountain Area Mineral Resources and Reserves.

Kinross has retained a 2.5% NSR royalty (i.e. the "Kinross Royalty") that applies to those portions of the DeLamar Area claims that are unencumbered by the royalties outlined above.  The Kinross Royalty applies to more than 90% of the current DeLamar Area Mineral Resources, but this royalty will be reduced to 1.0% upon Kinross receiving total royalty payments of C$10,000,000. The Kinross Royalty was subsequently purchased by Maverix on December 19, 2019.  DMC also owns mining claims and leased lands peripheral to the DeLamar Project described above.  These landholdings are not part of the DeLamar Project, although some of the lands are contiguous with those of the DeLamar and Florida Mountain claims and State Leases.  The DMC lands peripheral to the DeLamar Project have no Mineral Resources or Reserves.

The principal access to the DeLamar Project is from U.S. Highway 95 and the town of Jordan Valley, Oregon, proceeding east on Yturri Blvd. from Jordan Valley for 7.6km (4.7 miles) to the Trout Creek Road.  It is then another 39.4km (24.5 miles) travelling east on the gravel Trout Creek Road to reach the DeLamar mine tailing facility and nearby site office building.  Travel time by automobile via this route is approximately 35 minutes.  Secondary access is from the town of Murphy, Idaho and State Highway 78, via the Old Stage Road and the Silver City Road.  Travel time by this secondary route is estimated to be about 1.5 hours.

Environmental Liabilities and Permitting

The 1977 - 1998 DeLamar open-pit mining operations included the DeLamar and Florida Mountain Areas.  The DeLamar Area mine facilities, specifically the historical Sommercamp and North DeLamar open pits, incorporate essentially all the historical underground mining features (adits and dumps) in the vicinity.  In the Florida Mountain Area, many historical underground mining features remain to the north of the historical Florida Mountain Area open pits and waste rock dump, and several of these historical underground mining features are located within the DeLamar Project, including collapsed adits, dumps, and collapsed structures.  None of these features have water discharging to the environment

The DeLamar Project historical open-pit mine areas have been in closure since 2003.  While a substantial amount of reclamation and closure work has been completed to date at the site, there remain ongoing water-management activities, monitoring, and reporting.  A reclamation bond of $2,778,929 remains with the IDL and a reclamation bond of $100,000 remains with the IDEQ.  Additional reclamation bonds in the total amount of $589,144 have been placed with the BLM for exploration activities and groundwater well installation on public lands.  There are also reclamation bonds with the IDL in the total amount of $86,900 for exploration activities on IDL leased lands.

The DeLamar Project holds the following primary permits: two Plans of Operation ("PoO"), one with IDL and the BLM (PoO #248), and one with IDL (PoO #936).  In addition, DMC holds a Cyanidation Permit from the IDEQ, an Air Quality Permit from IDEQ, a Dam Safety Permit from the IDWR, and a 2015 Multi-Sector General Permit, Storm Water Permit, and a Ground Water Remediation Permit from the United States Environmental Protection Agency.

As of the date of the DeLamar Report, Integra is conducting a drilling program on patented and unpatented mining claims in the DeLamar and Florida Mountain Areas.  This drilling is being undertaken under a notification from IDL, as well as two notices filed with the BLM.  The exploration program recommended in the DeLamar Report includes proposed drilling in the Florida Mountain Area, as well as further drilling in the DeLamar Area.  This proposed work would necessitate a modification to the existing notification for drilling in the DeLamar Area, and a new notification for Florida Mountain Area drilling performed on patented claims.  A notice would need to be filed with the BLM if any of the recommended drilling is undertaken on unpatented claims.  Separate notices would be filed with the BLM for each of the DeLamar and Florida Mountain Areas of unpatented claims.

Please refer to "General Development of the Business - Three Year History" section above for further details on recent environmental and permitting work performed by Integra.

History

Total production of gold and silver from the DeLamar Project area is estimated to be approximately 1.3 million ounces of gold and 70 million ounces of silver from 1891 through 1998, with an additional but unknown quantity produced at the DeLamar mill in 1999.  From 1876 to 1891, an estimated 1.025 million ounces of gold and 51 million ounces of silver were produced from the original De Lamar underground mine and the later DeLamar open-pit operations.  At the Florida Mountain Area, nearly 260,000 ounces of gold and 18 million ounces of silver were produced from the historical underground mines and late 1990s open-pit mining.

Mining activity began in the area of the DeLamar Project when placer gold deposits were discovered in early 1863 in Jordan Creek, a short distance upstream from what later became the town site of De Lamar.  During the summer of 1863, the first silver-gold lodes were discovered in quartz veins at War Eagle Mountain, to the east of the Florida Mountain Area, resulting in the initial settlement of Silver City.  Between 1876 and 1888, significant silver-gold veins were discovered and developed in the district, including underground mines at De Lamar Mountain and the Florida Mountain Area.  A total of 553,000 ounces of gold and 21.3 million ounces of silver were reportedly produced from the De Lamar and Florida Mountain Area underground mines from the late 1800s to early 1900s.

The mines in the district were closed in 1914, following which very little production took place until gold and silver prices increased in the 1930s.  Placer gold was again recovered from Jordan Creek from 1934 to 1940, and in 1938 a 181 tpd flotation mill was constructed to process waste dumps from the De Lamar underground mine.  The flotation mill reportedly operated until the end of 1942.  Including the Florida Mountain Area, the De Lamar - Silver City area is believed to have produced about 1 million ounces of gold and 25 million ounces of silver from 1863 through 1942.

During the late 1960s, the district began to undergo exploration for near-surface bulk-mineable gold-silver deposits, and in 1977 a joint venture operated by Earth Resources Corporation ("Earth Resources") began production from an open-pit, milling and cyanide tank-leach operation at De Lamar Mountain, known as the DeLamar mine.  In 1981, Earth Resources was acquired by the Mid Atlantic Petroleum Company ("MAPCO"), and in 1984 and 1985 the NERCO Mineral Company ("NERCO") successively acquired the MAPCO interest and the entire joint venture to operate the DeLamar mine with 100% ownership.  NERCO was purchased by the Kennecott Copper Corporation ("Kennecott") in 1993.  Two months later in 1993, Kennecott sold its 100% interest in the DeLamar mine and property to Kinross, and Kinross operated the mine, which expanded to the Florida Mountain Area in 1994.  Mining ceased in 1998, milling ceased in 1999, and mine closure activities commenced in 2003.  Closure and reclamation were nearly completed by 2014, as the mill and other mine buildings were removed, and drainage and cover of the tailing facility were developed.

Total open-pit production from the DeLamar Project from 1977 through 1998, including the Florida Mountain Area operation, is estimated at approximately 750,000 ounces of gold and 47.6 million ounces of silver, with an unknown quantity produced at the DeLamar mill in 1999.  From start-up in 1977 through to the end of 1998, open-pit production in the DeLamar Area totaled 625,000 ounces of gold and about 45 million ounces of silver.  This production came from pits developed at the Glen Silver, Sommercamp - Regan (including North and South Wahl), and North DeLamar areas.  In 1993, the DeLamar mine was operating at a mining rate of 27,216 tonnes (30,000 tons) per day, with a milling capacity of about 3,629 tonnes (4,000 tons) per day.  In 1994, Kinross commenced open-pit mining at the Florida Mountain Area while continuing production from the DeLamar mine.  The ore from the Florida Mountain Area, which was mined through 1998, was processed at the DeLamar facilities.  Florida Mountain Area production in 1994 through 1998 totaled 124,500 ounces of gold and 2.6 million ounces of silver.

Historical Resource and Reserve Estimations

The estimates described in here are presented herein as an item of historical interest with respect to historical open-pit mining and exploration at the DeLamar Project property.  The historical estimations presented below are considered relevant because they represent an "ore reserve" that formed the basis of the initial open-pit mining, "reserves" estimated at the time of Kinross' acquisition of the mining operations, and "resources" estimated at the time of closure of the open-pit mining operations.  The classification terminology is presented as described in the original references, but these categories do not conform to the Measured, Indicated, and Inferred Mineral Resource classifications as set out in NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the CIM Definition Standards).  There is insufficient information for the relevant author of the DeLamar Report to understand how these historical categories differ from CIM Definition Standards.  In addition, the relevant author of the DeLamar Report has not completed sufficient work to classify these historical estimates as current Mineral Resources or Reserves, and Integra is not treating these historical estimates as current Mineral Resources or Reserves.  The relevant author of the DeLamar Report is unaware of the key assumptions, parameters, and methods used to prepare the historical estimates.  The historical estimates have been superseded by the current Mineral Resource and Reserve estimates described in the DeLamar Report and therefore they cannot be upgraded or verified as current Mineral Resources or Reserves.  Accordingly, these estimates are relevant only for historical context and should not be relied upon.

The first reported historical "ore reserve" was presented in a 1974 feasibility study prepared by the Exploration Division of Earth Resources.  A total of 4.124 million tonnes of "ore reserves" with average grades of 142.29 grams Ag/t and 1.58 grams Au/t, for about 18.8 million silver ounces and 210,000 gold ounces, were estimated for the Sommercamp and North DeLamar zones.

At the time of the Kinross acquisition of the DeLamar operations and properties in 1993, the end-of-year 1992 reserves for the DeLamar mine area were estimated by Elkin (1993) at approximately 9.335 million tonnes with average silver and gold grades of 55.86 grams Ag/t and 0.72 grams Au/t, respectively.  Following the cessation of mining at the end of 1998 due to low metal prices, Kinross reported estimated resources and no reserves of 8.406 million tonnes with average silver and gold grades of 32.05 grams Ag/t and 1.25 grams Au/t, respectively.

In October 2017 Integra produced an initial Mineral Resource estimate on the DeLamar Project.  The Company subsequently updated the Mineral Resource estimate in March 2018.  In June 2019, Integra completed the 2019 Technical Report, including an updated Mineral Resource estimate for the DeLamar Project, which includes the DeLamar and Florida Mountain Area deposits.  The 2019 PEA was based on the updated Mineral Resource estimate in the 2019 Technical Report. In March 2022, the Company filed the DeLamar Report including an updated Mineral Resource estimate and an initial Mineral Reserve estimate.  The Mineral Resource and Reserve estimates are provided under the heading "Mineral Resources and Reserves" below and the PFS included in the DeLamar Report is based on the Mineral Reserve estimate.

Geological Setting and Mineralization

The DeLamar Project is situated in the Owyhee Mountains near the east margin of the mid-Miocene Columbia River - Steens flood-basalt province and the west margin of the Snake River Plain.  The Owyhee Mountains comprise a major mid-Miocene eruptive center, generally composed of mid-Miocene basalt flows intruded and overlain by mid-Miocene rhyolite dikes, domes, flows and tuffs, developed on an eroded surface of Late Cretaceous granitic rocks.

The DeLamar mine area and mineralized zones are situated within an arcuate, nearly circular array of overlapping porphyritic and flow-banded rhyolite flows and domes that overlie cogenetic, precursor pyroclastic deposits erupted as local tuff rings.  Integra interprets the porphyritic and banded rhyolite flows and latites as composite flow domes and dikes emplaced along regional-scale northwest-trending structures.  At the Florida Mountain Area, flow-banded rhyolite flows and domes cut through and overlie a tuff breccia unit that overlies basaltic lava flows and Late Cretaceous granitic rocks.

Gold-silver mineralization occurred as two distinct but related types: (i) relatively continuous, quartz-filled fissure veins that were the focus of late 19th and early 20th century underground mining, hosted mainly in the basalt and granodiorite and to a lesser degree in the overlying felsic volcanic units; and (ii) broader, bulk-mineable zones of closely-spaced quartz veinlets and quartz-cemented hydrothermal breccia veins that are individually continuous for only a few meters/feet laterally and vertically, and of mainly less than 1.3cm (0.5 inches) in width - predominantly hosted in the rhyolites and latites peripheral to and above the quartz-filled fissures.  This second style of mineralization was mined in the open pits of the late 20th century DeLamar and Florida Mountain Area operations, hosted primarily by the felsic volcanic units.

The fissure veins mainly strike north to northwest and are filled with quartz accompanied by variable amounts of adularia, sericite or clay, ± minor calcite.  Vein widths vary from a few centimeters to several meters, but the veins persist laterally and vertically for as much as several hundreds of meters.  Principal silver and gold minerals are naumannite, aguilarite, argentite, ruby silver, native gold and electrum, native silver, cerargyrite, and acanthite.  Variable amounts of pyrite and marcasite with very minor chalcopyrite, sphalerite, and galena occur in some veins.  Gold- and silver-bearing minerals are generally very fine grained.

Deposit Type

Based upon the styles of alteration, the nature of the veins, the alteration and vein mineralogy, and the geologic setting, the gold and silver mineralization at the DeLamar Project is best interpreted in the context of the volcanic-hosted, low-sulfidation type of epithermal model.  This model has its origins in the De Lamar - Silver City district, where it was first developed by Lindgren (1900) based on his first-hand studies of the veins and altered wallrocks in the De Lamar and Florida Mountain mines.  Various vein textures, mineralization, and alteration features, and the low contents of base metals in the district are typical of what are now known as low-sulfidation epithermal deposits world-wide.  The host-rock setting of mineralization at the DeLamar Project is similar to the simple model shown in the figure below, with the lower basalt sequence occupying the stratigraphic position of the volcano-sedimentary rocks shown below.  The Milestone portion of the district appears to be situated within and near the surficial sinter terrace in this model.

Schematic Model of a Low-Sulfidation Epithermal Mineralizing System

Many other deposits of this class occur within the Basin and Range province of Nevada, and elsewhere in the world.  Some well-known low-sulfidation epithermal gold and silver properties with geological similarities to the DeLamar Project include the past-producing Rawhide, Sleeper, Midas, and Hog Ranch mines in Nevada.  The Midas district includes selenium-rich veins similar to, but much richer in calcite, than the veins known in the DeLamar Project.  At both the DeLamar Project and Midas, epithermal mineralization took place coeval with rhyolite volcanism, and shortly after basaltic volcanism, during middle Miocene time.

Exploration

Exploration work other than drilling has included topographic and geophysical surveys, airborne magnetic surveys, IP/Resistivity surveys, rock and soil geochemical sampling, geologic mapping, database development and checking and cross-sectional geologic modelling.  The results of this work and interpretations were applied to the estimation of Mineral Resources in the DeLamar Report.

Please refer to "General Development of the Business - Three Year History" section above for further details on recent exploration work performed by Integra.

Drilling

As of the effective date of the DeLamar Report, the Mineral Resource database includes data from 2,836 holes, for a total of 337,268m (1,106,522 feet), that were drilled by Integra and various historical operators at the DeLamar and Florida Mountain Areas.

The historical drilling was completed from 1966 to 1998 and includes 2,625 holes for a total of 275,790m (904,821 feet) of drilling.  Most of the historical drilling was done using RC and conventional rotary methods; a total of 106 historical holes were drilled using diamond-core ("core") methods for a total of 10,845m (35,581 feet).  Approximately 74% of the historical drilling was vertical, including all historical conventional rotary holes.  At DeLamar, a significant portion of the total meterage drilled historically was subsequently mined during the open-pit operations.

Integra commenced drilling in 2018.  As of the end of December 2020, Integra had drilled a total of 60 RC holes, 140 core holes, and 11 holes commenced with RC and finished with core tails, for a total of 61,478 meters (201,699 feet) in the DeLamar and Florida Mountain Areas combined.  All but one of the Integra holes were angled.  Integra's drilling continued through 2021 but none of the 2021 drilling is included in the Mineral Resource database used to estimate the current Mineral Resources included in the DeLamar Report.

Integra commenced drilling in February 2018. Please refer to "General Development of the Business - Three Year History" section above for further details on recent drilling.

Of the historical holes for which the drilling method is known, 602 of the DeLamar Area holes were drilled by RC, 438 by conventional rotary, and 60 were core holes.  74% of the historical holes in the DeLamar Area were vertical.  At the Florida Mountain Area, 961 of the historical holes were drilled by RC methods, 58 by conventional-rotary methods, and 46 by diamond core methods; less than 10% of the historical holes were vertical.  None of the conventional rotary holes were angled in either area.  A combined total of 106 holes were drilled using core methods for a total of 10,822m (35,505 feet), or 3.9% of the overall meterage drilled.  The median down-hole depth of all historical holes in the DeLamar Area is 91m (298.6 feet), and the median depth in the Florida Mountain Area is 123m (403.5 feet).

Down-hole contamination is always a concern with holes drilled by rotary (RC or conventional) methods.  Contamination occurs when material originating from the walls of the drill hole above the bottom of the hole is incorporated with the sample being extracted at the bit face at the bottom of the hole.  The potential for down-hole contamination increases substantially if significant water is present during drilling, whether the water is from in-the-ground sources or injected by the drillers.  Conventional rotary holes, in which the sample is returned to the surface along the space between the drill rods and the walls of the drilled hole, are particularly susceptible to down-hole contamination, although these concerns are limited at the DeLamar project due to the shallow depths and vertical orientation of the rotary holes, and the fact that a significant quantity of the rotary data was mined out during the historical mining operations.

Some of the drill-hole logs reviewed by MDA were found to have notations as to the presence of water during drilling, as well as occasional comments concerning drilling difficulties and sample sizes.  Integra therefore comprehensively compiled sample quality information from the historical drill logs, and this information, which includes logged notes on intersected groundwater and/or drill-injected fluids, was used by MDA in the modeling of DeLamar Project Mineral Resources.

There is a complete lack of down-hole deviation survey data for the historical holes in the DeLamar Area database, and the Florida Mountain Area database includes deviation data for 33 RC and four core holes.  While the paucity of such data is not unusual for drilling done prior to the 1990s, the lack of deviation data contributes a level of uncertainty as to the exact locations of drill samples at depth.  However, in the DeLamar Area these uncertainties are mitigated to a significant extent by the vertical orientation of three-quarters of the drill holes, the generally shallow down-hole depths, and the likely open-pit nature of any potential future mining operation that is based in part on data derived from the historical holes.  Such uncertainties, while still minor, are more pronounced in the Florida Mountain Area, where about 80% of the historical holes were inclined, and the holes were generally slightly longer than those in the DeLamar Area.  In consideration of the fact that any potential future mining operation that would rely in part on the reliability of the historical drill data would entail open-pit methods, the potential inaccuracies in the locations of drill samples imparted by the lack of down-hole surveys is not considered to be a material issue.

Down-hole lengths of gold and silver intercepts derived from vertical holes, which were almost exclusively historical holes, can significantly exaggerate true mineralized thicknesses in cases where steeply dipping holes intersect steeply dipping mineralization, for example in portions of the Sommercamp area.  This effect is entirely mitigated by the modeling techniques employed in the estimation of the current Mineral Resources, however, which constrain all intercepts to lie within explicitly interpreted domains that appropriately respect the known and inferred geologic controls and mineralized thicknesses.

The overwhelming majority of sample intervals in the DeLamar and Florida Mountain Area databases have a down-hole length of 1.52m (5.0 feet).  This sample length is considered appropriate for the near-surface style of mineralization that characterizes the current Mineral Resources at both the DeLamar and Florida Mountain Areas.

Beyond the sample-quality noted above, which were identified and the affected samples removed from use in the estimation of the DeLamar Project Mineral Resources, the relevant author of the DeLamar Report is unaware of any sampling or sample-recovery factors that materially impact the accuracy and reliability of the drill-hole data, and believes that the drill samples are of sufficient quality for the purposes used in the DeLamar Report.

Sampling, Analysis and Data Verification

Historical Sampling, Analysis and Data Verification

The relevant authors of the DeLamar Report are not aware of sample-preparation procedures or sample-security protocols employed prior to the start-up of open-pit mining operations in 1977, although further detailed reviews of historical documentation may yield such information in the future.

According to one historical report from 1993, sample preparation procedures at the mine laboratory had remained relatively constant up to the date of such ore-reserve report.  Drill cuttings were split at the drill site to obtain samples weighing approximately 4.5kg (10 pounds).  When received at the mine laboratory, the samples were dried and crushed to -10 mesh.  Splits of 150mm (9.15 cubic inch) volumes were then pulverized to pulps with 90% passing 100 mesh.  At the date of the report, one-assay-ton (30-gram) (1.06-ounce) aliquots were taken from these pulps for assaying.

The relevant authors of the DeLamar Report are unaware of any specific sample-security protocols undertaken during the various historical drilling programs at the DeLamar Project.  However, approximately 75% of the drill data in the DeLamar Area database and 98% of the holes in the Florida Mountain Area are derived from drilling undertaken after the open-pit mining operations had initiated.  It is very likely that the drilling and sampling completed during the mining operations were undertaken in areas of controlled access.

Until 1988, in-house assays were done by MIBK AA methods.  From approximately 1988 through to the end of the open-pit mining operations, all analyses by the mine laboratory were completed using standard fire-assay methods.

Integra Sampling, Analysis and Data Verification

Integra's RC and core samples were transported by the drilling contractor or Integra personnel from the drill sites to Integra's logging and core cutting facility at the DeLamar mine on a daily basis.  The RC samples were allowed to dry for a few days at the drill sites prior to delivery to the secured logging and core-cutting facility.

The 2018, 2019 and 2020 core sample intervals were sawn lengthwise mainly into halves after logging and photography by Integra geologists and technicians in the logging and sample storage area.  In some cases, the core was sawed into quarters.  Sample intervals of either ½ or ¼ core were placed in numbered sample bags and the remainder of the core was returned to the core box and stored in a secure area on site.  Core sample bags were closed and placed in a secure holding area awaiting dispatch to the analytical laboratory.

All of Integra's rock, soil and drilling samples were prepared and analyzed at American Assay Laboratories ("AAL") in Sparks, Nevada.  AAL is an independent commercial laboratory accredited effective December 1, 2020 to the ISO/IEC Standard 17025:2017 for testing and calibration laboratories.  The drilling samples were transported from the DeLamar mine logging and sample storage area to AAL by Integra's third-party trucking contractor.

The soil samples were screened to -80 mesh for multi-element analysis at AAL.  MDA has no other information on the methods and procedures used for the preparation of Integra's soil and rock samples.

The same principal analytical methods were used at AAL for both soil and surface-rock samples collected by Integra.  Gold was determined by fire-assay fusion of 60-gram (2.12-ounce) aliquots with an inductively coupled plasma optical-emission spectrometry ("ICP") finish.  Silver and 44 major, minor and trace elements were determined by ICP and mass spectrometry ("ICP-MS") following a 5-acid digestion of 0.5-gram (0.018-ounce) aliquots.  Rock samples that assayed greater than 10 g Au/t were re-analyzed by fire-assay fusion of 30-gram (1.06-ounce) aliquots with a gravimetric finish.  Samples with greater than 100 g Ag/t were also re-analyzed fire-assay fusion of 30-gram aliquots with a gravimetric finish.  Some rock samples were analyzed for gold using a metallic-screen fire assay procedure.

RC samples from the 2018 and 2019 drilling were dried upon arrival at AAL's Reno facility.  The dry samples were crushed to a size of -6 mesh and then roll-crushed to -10 mesh.  One-kilogram (2.205-pound) splits of the -10-mesh materials were pulverized to 95% passing -150 mesh.  Sixty-gram aliquots of the one-kilogram pulps were analyzed at AAL for gold mainly by fire-assay fusion with an ICP finish.  Silver and 44 major, minor, and trace elements were determined by ICP and ICP-MS following a 5-acid digestion of 0.5-gram aliquots.  Samples that assayed greater than 10 g Au/t were re-analyzed by fire-assay fusion of 30-gram aliquots with a gravimetric finish.  Samples with greater than 100 g Ag/t were also re-analyzed fire-assay fusion of 30-gram aliquots with a gravimetric finish.  Selected RC samples were analyzed for gold using a metallic-screen fire assay procedure.

Integra's 2018, 2019 and 2020 core samples were prepared and assayed at AAL for gold, silver, and multi-elements using the identical methods used for Integra's RC samples.

Integra Quality Assurance/Quality Control Programs

Coarse blank material, certified reference materials ("CRMs"), and RC field duplicates were inserted into the drill-sample streams as part of Integra's quality assurance/ quality control procedures.  The blank material consisted of coarse fragments of basalt that was inserted approximately every 10th sample.  Commercial CRMs were inserted as pulps at a frequency of approximately every 10th sample.

Integra's sample preparation and analyses were performed at a well-known certified laboratory, and the sample security and assurance/quality control procedures were judged to be adequate by the relevant authors of the DeLamar Report.

Data Verification

The historical portions of the current resource drill-hole databases for the DeLamar and Florida Mountain Areas were created by MDA using original DeLamar mine digital database files, and this information was subjected to extensive verification measures by both MDA and Integra.  The Integra portions of the drill-hole databases were directly created by MDA using original digital analytical certificates in the case of the assay tables and checking against original digital records in the case of the collar and down-hole deviation tables.  Through these and numerous other verification procedures summarized in the DeLamar Report, the relevant author of the DeLamar Report has verified that the DeLamar Project data as a whole are acceptable as used in the DeLamar Report.

See "General Development of the Business - Three Year History" above for sampling and QA/QC procedure on recent drilling performed by Integra.

Mineral Processing and Metallurgical Testing

Useful information with respect to mineral processing of DeLamar Area gold-silver mineralization by milling and subsequent cyanide leaching is derived from mill production records from the historical open-pit mining operations from 1977 through to the end of 1992.  All ore during this time period was mined from the DeLamar Area and was processed by crushing, grinding, and cyanide leaching, followed by precipitation with zinc dust and in-house smelting of the precipitate to produce silver-gold doré.  After leaching, the solids were concentrated in a series of five thickening tanks and then pumped to a tailing impoundment.  During mine closure the tailing were partially dewatered and capped with layers of clay and soil as part of the mine reclamation program.

The DeLamar Area produced 421,300 ounces of gold and about 26 million ounces of silver from 1977 through 1992 from 11.686 million tonnes of ore processed with average mill head grades of 1.17 grams Au/t and 87.1 grams Ag/t.  The data relied upon indicated mill recoveries during the first 15 years of mine operation averaged 96.2% for gold and 79.5% for silver.  It should be noted that Elkin (1993) surmised that, "Based on historical records and laboratory testing, the metallurgical recovery of gold is projected to be about 94 percent and 77 percent for silver."

Metallurgical testing by Integra, generally conducted at McClelland Laboratories during 2018 through 2021, has been used to select preferred processing methods and estimate recoveries for oxide, mixed and non-oxide mineralization from both the DeLamar and Florida Mountain Area.  Samples used for this testing, primarily drill hole composites from 2018 through 2020 Integra drilling, were selected to represent the various material types contained in the current Mineral Resources from both the DeLamar and Florida Mountain Area.  Composites were selected to evaluate effects of area, depth, grade, oxidation, lithology, and alteration on metallurgical response.

Bottle-roll and column-leach cyanidation testing on drill core composites from both the DeLamar and Florida Mountain Area and on bulk samples from the DeLamar Area have shown that the oxide and mixed material types from both deposits can be processed by heap-leach cyanidation.  These materials generally benefit from relatively fine crushing to maximize heap-leach recoveries and a feed size of 80% -12.7mm (0.5 inches) was selected as optimum.  Expected heap-leach gold recoveries for the oxide mineralization from both deposits (DeLamar and Florida Mountain Area) are consistently high (70% - 89%).  Heap leach gold recoveries for the mixed mineralization are expected to average 72% for the Florida Mountain Area and to range from 45% to 63% for the DeLamar Area.  Heap leach silver recoveries from the Florida Mountain Area oxide and mixed materials are expected to average 49% and 47%, respectively.  Expected heap-leach silver recoveries from the DeLamar Area material are highly variable (11% to 74%), but generally low.  A significant portion of the DeLamar Area oxide and mixed mineralization will require agglomeration pretreatment using cement, because of elevated clay content.  None of the Florida Mountain Area heap-leach material is expected to require agglomeration.

Metallurgical testing (primarily flotation and agitated cyanidation) has shown that the DeLamar Area non-oxide materials respond well to flotation at a moderate grind size (150 microns) for recovery of gold and silver to a flotation concentrate.  The resulting flotation concentrate responds well to cyanide leaching after very fine regrinding (20 microns) for recovery of contained silver.  Some gold is also recovered by cyanide leaching of the reground flotation concentrate, but those recoveries generally are low.  Mineralogical examination and metallurgical testing have shown that these materials contain significant amounts of gold that are locked in sulfide mineral particles, which require oxidative pretreatment of sulfide minerals (such as the Albion process) for liberation of gold before high cyanidation gold recoveries can be obtained.  Expected recoveries from the DeLamar Area non-oxide mineralization in the planned mill circuit, consisting of grinding, flotation concentrate regrinding and cyanide leach, range from 28% to 39% for gold and from 64% to 87% for silver.

Metallurgical testing has shown that the non-oxide mineralization from the Florida Mountain Area responds well to upgrading by flotation at a moderate grind size (150 microns) and cyanidation gold and silver recoveries from the resulting concentrates can be maximized by very fine regrinding (20 microns).  In contrast to the DeLamar Area non-oxide materials, oxidative pretreatment of contained sulfide minerals is not required to achieve high cyanidation gold recoveries from the Florida Mountain Area non-oxide feeds.  Recoveries expected from the Florida Mountain Area non-oxide mineralization in the planned mill circuit vary with feed grade, but generally are high, with maximum recoveries of 87% gold and 77% silver.

The relevant author of the DeLamar Report has reviewed the historical metallurgical studies and the metallurgical studies conducted during 2018 through 2021 and concluded that the samples used during the 2018 through 2021 metallurgical studies are reasonably representative considering both the stage of the DeLamar Project development and the magnitude of the testing completed as of the effective date of the DeLamar Report.  However, further testwork of samples collected from portions of the deposit, particularly those displaying high degrees of variability in metallurgical response, will be needed as the DeLamar Project advances.  Other than as discussed herein and in the DeLamar Report, the relevant author of the DeLamar Report is not aware of any processing factors or deleterious elements that could have a significant effect on the potential economic extraction.

Mineral Resources and Reserves

Mineral Resource Estimate

Mineral Resources have been estimated for both the Florida Mountain and DeLamar Areas of the DeLamar Project.  These gold and silver resources were modeled and estimated by:

  Evaluating the drill data statistically and spatially to determine natural gold and silver populations;

  Creating low-, medium-, and high-grade mineral-domain polygons for both gold and silver on sets of cross sections spaced at 30m (98.4-foot) intervals;

  Projecting the sectional mineral-domain polygons horizontally to the drill data within each sectional window;

  Slicing the three-dimensionally projected mineral-domain polygons along 6m-spaced horizontal planes at the DeLamar Area and 8m-spaced (26.3-foot) planes at the Florida Mountain Area and using these slices to recreate the gold and silver mineral-domain polygons on a set of level plans for each Mineral Resource area;

  Coding a block model to the gold and silver mineral domains for each of the two deposit areas using the level-plan mineral-domain polygons;

  Analyzing the modeled mineralization geostatistically to aid in the establishment of estimation and classification parameters; and

  Interpolating gold and silver grades by inverse-distance to the third power into 6 x 6 x 6-meter (19.7 x 19.7 x 19.7-foot) blocks for the DeLamar Area and 6 x 8 x 8-meter (19.7 x 26.3 x 26.3-foot) blocks at the Florida Mountain Area, using the coded gold and silver mineral-domain percentages to explicitly constrain the grade estimations.

To meet the requirement of the in-pit resources having reasonable prospects for eventual economic extraction, pit optimizations for the DeLamar and Florida Mountain Areas were run using the parameters summarized in the below tables:

Pit Optimization Cost Parameters

Parameter	DeLamar Area	Florida Mountain Area	Unit
Mining Cost	$2.00	$2.00	$/tonne mined
Heap Leach
Oxide Processing	$2.75	$2.75	$/tonne processed
Mixed Processing	$3.75	$3.50	$/tonne processed
Incremental Haulage	$0.20	$0.20	$/tonne processed
G&A	$0.40	$0.40	$/tonne processed
Mill - DeLamar Area
Non-Oxide Processing	$15.25	$-	$/tonne processed
Incremental Haulage	$0.20	$-	$/tonne processed
G&A Cost	$0.25	$-	$/tonne processed
Mill - Florida Mountain Area
Non-Oxide Processing	$-	$9.00	$/tonne processed
Incremental Haulage	-	$0.20	$/tonne processed
G&A Cost	$-	$0.25	$/tonne processed
Au Price	$1,800	$1,800	$/oz produced
Ag Price	$21	$21	$/oz produced
Au Refining Cost	$5.00	$5.00	$/oz produced
Ag Refining Cost	$0.50	$0.50	$/oz produced
Royalty	see above "Project Description, Location and Access"	see above "Project Description, Location and Access"	NSR

Pit-Optimization Metal Recoveries by Deposit and Oxidation State

	DeLamar Area			Florida Mountain Area
Process Type	Oxide	Mixed	Non-Oxide	Oxide	Mixed	Non-Oxide
Heap Leach - Au	85%	80%	-	90%	85%	-
Heap Leach - Ag	45%	40%	-	65%	55%	-
Mill - Albion - Glen Silver - Au	-	-	78%	-	-	-
Mill - Albion - Glen Silver - Ag	-	-	78%	-	-	-
Mill - Albion - Non-Glen Silver - Au	-	-	87%	-	-	-
Mill - Albion - Non-Glen Silver - Ag	-	-	87%	-	-	-
Mill - Agitated Leach - Au	-	-	-	-	-	95%
Mill - Agitated Leach - Ag	-	-	-	-	-	92%

The DeLamar Project Mineral Resources were estimated to reflect potential open-pit extraction and processing by: crushing and heap leaching of oxide and mixed materials at both the DeLamar and Florida Mountain Areas; grinding, flotation, ultra-fine regrind of concentrates, and Albion cyanide-leach processing of the reground concentrates for the non-oxide materials at the DeLamar Area; and grinding, flotation, ultra-fine regrind of concentrates, and agitated cyanide-leaching of non-oxide materials at the Florida Mountain Area.  To meet the requirement of having reasonable prospects for eventual economic extraction by open-pit methods, pit optimizations for the DeLamar and Florida Mountain Areas were run using the parameters summarized in the tables above, and the resulting pits were used to constrain the DeLamar Project Mineral Resources.

The pit shells created using these optimization parameters were applied to constrain the DeLamar Project Mineral Resources.  The in-pit Mineral Resources were further constrained by the application of a gold-equivalent cutoff of 0.17 g/t to all model blocks lying within the optimized pits that are coded as oxide or mixed, a 0.3 g/t gold-equivalent cutoff for blocks coded as non-oxide at the DeLamar Area, and a 0.2 g/t cutoff for blocks coded as non-oxide at the Florida Mountain Area.  Gold-equivalent grades, which were used solely for the purpose of applying the Mineral Resource cutoffs, are a function of metal prices and metal recoveries, with the recoveries varying by deposit and oxidation state (see above tables).

The total DeLamar Project Mineral Resources, including both the DeLamar and Florida Mountain Areas, are summarized in the below table.  The DeLamar Project Mineral Resources are inclusive of the Mineral Reserves discussed herein.  Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Total DeLamar Project Gold and Silver Resources

(1) The effective date of the Mineral Resources is March 1, 2021.

(2) Mineral Resources are reported inclusive of Mineral Reserves.

(3) Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

(4) Rounding may result in slight discrepancies between tonnes, grade, and contained metal content.

(5) The estimate of Mineral Resources may be materially affected by geology, environment, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

The gold and silver resources for the DeLamar and Florida Mountain Areas are reported separately in the table below.

Gold and Silver Resources of the DeLamar and Florida Mountain Areas

	Oxide				Mixed				Non-Oxide
Florida Mountain	Measured	Indicated	Meas+ Ind	Inferred	Measured	Indicated	Meas+ Ind	Inferred	Measured	Indicated	Meas+ Ind	Inferred
K Tonnes	1,361	14,302	15,663	4,516	5,498	34,098	39,596	5,292	2,119	16,009	18,128	4,663
g Au/t	0.39	0.36	0.36	0.25	0.47	0.39	0.40	0.28	0.40	0.44	0.43	0.32
K Ozs Au	17	164	181	37	82	425	507	48	27	225	252	48
g Ag/t	13.7	9.7	10.1	6.6	14.6	10.1	10.7	6.6	10.9	10.5	10.5	9.0
K Ozs Ag	599	4,467	5,066	958	2,584	11,064	13,648	1,126	741	5,399	6,140	1,343
DeLamar Deposit
K Tonnes	2,846	25,939	28,785	5,163	3,490	27,556	31,046	2,631	13,729	53,301	67,030	18,350
g Au/t	0.34	0.31	0.32	0.26	0.42	0.33	0.34	0.29	0.53	0.46	0.48	0.42
K Ozs Au	31	262	293	44	47	290	337	25	234	793	1,027	250
g Ag/t	17.7	17.0	17.1	11.1	37.3	23.0	24.6	11.4	37.2	26.5	28.7	17.2
K Ozs Ag	1,616	14,170	15,786	1,838	4,181	20,337	24,518	967	16,407	45,403	61,810	10,126
Total DeLamar Project
K Tonnes	4,207	40,241	44,448	9,679	8,988	61,654	70,642	7,923	15,848	69,310	85,158	23,013
g Au/t	0.36	0.33	0.33	0.26	0.45	0.36	0.37	0.28	0.51	0.46	0.47	0.40
K Ozs Au	48	426	474	81	129	715	844	73	261	1,018	1,279	298
g Ag/t	16.4	14.4	14.6	9.0	23.4	15.8	16.8	8.2	33.7	22.8	24.8	15.5
K Ozs Ag	2,215	18,637	20,852	2,796	6,765	31,401	38,166	2,093	17,148	50,802	67,950	11,469

(1) The effective date of the Mineral Resources is March 1, 2021.

(2) Mineral Resources are reported inclusive of Mineral Reserves.

(3) Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

(4) Rounding may result in slight discrepancies between tonnes, grade, and contained metal content.

(5) The estimate of Mineral Resources may be materially affected by geology, environment, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

Mineral Reserve Estimate

Mineral Resources have been estimated for both the Florida Mountain and DeLamar Areas of the DeLamar Project.  The relevant author of the DeLamar Report has used Measured and Indicated Mineral Resources as the basis to define Mineral Reserves for both the DeLamar and Florida Mountain Areas.  Mineral Reserve definition was done by first identifying ultimate pit limits using economic parameters and pit optimization techniques.  The resulting optimized pit shells were then used for guidance in pit design to allow access for equipment and personnel.  The relevant author of the DeLamar Report then considered mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social, and governmental factors for defining the estimated Mineral Reserves.

The economic parameters and cutoff grades used in the estimation of the Mineral Reserves are shown in the table below. The overall leaching process rate is planned to be 35,000 tpd (38,581 tons) or 12,600,000 tonnes (13,889,123 tons) per year for both Florida Mountain and DeLamar Area oxide and mixed material.  DeLamar Area leach processing will also include agglomeration.  Initially only the oxide and mixed material will be processed, then starting in year 3, non-oxide will be processed through a plant constructed to operate at a rate of 6,000 tpd (6,614 tons) or 2,160,000 tonnes (2,380,992 tons) per year.

The cutoff grades applied reflect the cost to process material along with G&A and incremental haulage costs.  Note that royalties are built into the block values and are considered in determining whether to process the material.  While the DeLamar Area non-oxide breakeven cutoff grade would be $11.44/t according to the applicable costs, a cutoff of $15.00 was assigned to enhance the project's economic performance.

DeLamar and Florida Mountain Area Economic Parameters

	DeLamar			Florida Mnt
	Oxide	Mixed	Non-Oxide	Oxide	Mixed	Non-Oxide	Units
Mining Cost	$ 2.00	$ 2.00	$ 2.00	$ 2.00	$ 2.00	$ 2.00	$/t Mined
Incremental Ore Haulage	$ 0.20	$ 0.20	$ 0.20	$ 0.20	$ 0.20	$ 0.20	$/t Processed
Process Cost	$ 3.00	$ 4.00	$ 11.02	$ 2.75	$ 3.50	$ 9.00	$/t Processed
G&A	$ 0.44	$ 0.44	$ 0.22	$ 0.45	$ 0.45	$ 0.25	$/t Processed

GMV Breakeven COG	$ 3.64	$ 4.64	$ 11.44	$ 3.40	$ 4.15	$ 9.45	$/t Processed
GMV COG Used	$ 3.65	$ 4.65	$ 15.00	$ 3.55	$ 4.20	$ 10.35	$/t Processed

Final Process Costs	$ 4.27	$ 4.29	$ 11.91	$ 2.98	$ 3.67	$ 10.60	$/t Processed

GMV = gross metal value; COG = cutoff grade.

Total Proven and Probable Mineral Reserves for the DeLamar Project from all pit phases are 123,483,000 tonnes at an average grade of 0.45 g Au/t and 23.27 g Ag/t, for 1,787,000 ounces of gold and 92,403,000 ounces of silver.  The Mineral Reserves point of reference is the point where material is fed into the crusher.

Total Proven and Probable Mineral Reserves, DeLamar and Florida Mountain Area

	Classification	K Tonnes	g Au/t	K Ozs Au	g Ag/t	K Ozs Ag	Block Value
Oxide	Proven	3,295	0.39	41	17.39	1,842	19.34
	Probable	31,486	0.37	375	15.24	15,426	17.93
	P&P	34,782	0.37	416	15.44	17,268	$ 18.06
Mixed	Proven	7,741	0.49	122	25.75	6,409	23.72
	Probable	49,718	0.40	637	17.29	27,632	18.29
	P&P	57,459	0.41	759	18.43	34,042	$ 19.02
Non-oxide	Proven	7,321	0.65	153	53.15	12,511	39.33
	Probable	23,921	0.60	459	37.16	28,582	33.81
	P&P	31,243	0.61	612	40.91	41,093	$ 35.11
Total	Proven	18,358	0.54	316	35.18	20,763	$ 29.16
	Probable	105,126	0.44	1,471	21.20	71,640	$ 21.71
	P&P	123,483	0.45	1,787	23.27	92,403	$ 22.82

(1) All estimates of Mineral Reserves have been prepared in accordance with NI 43-101 and are included within the current Measured and Indicated Mineral Resources.

(2) Thomas L. Dyer, PE for MDA, a division of RESPEC, in Reno, Nevada, is a QP as defined in NI 43-101, and is responsible for reporting Proven and Probable Mineral Reserves for the DeLamar Project.  Mr. Dyer is independent of Integra.

(3) Mineral Reserves are based on prices of $1,650 per ounce Au and $21.00 per ounce Ag. The Mineral Reserves were defined based on pit designs that were created to follow optimized pit shells created in Whittle. Pit designs followed pit slope recommendations provided by RESPEC.

(4) Mineral Reserves are reported using block value cutoff grades representing the cost of processing:

Florida Mountain Area oxide leach cutoff grade value of $3.55/t.

Florida Mountain Area mixed leach cutoff grade value of $4.20/t.

Florida Mountain Area non-oxide mill cutoff grade value of $10.35/t.

DeLamar Area oxide leach cutoff grade value of $3.65/t

DeLamar Area mixed leach cutoff grade value of $4.65/t.

DeLamar Area non-oxide mill cutoff grade value of $15.00/t.

(5) The Mineral Reserves point of reference is the point where is material is fed into the crusher.

(6) The effective date of the Mineral Reserves estimate is January 24, 2022.

(7) All ounces reported herein represent troy ounces, "g Au/t" represents grams per gold tonne and "g Ag/t" represents grams per silver tonne.

(8) Columns may not sum due to rounding.

(9) The estimate of Mineral Reserves may be materially affected by geology, environment, permitting, legal, title, taxation, sociopolitical, marketing or other relevant issues.

(10) Energy prices of US$2.50 per gallon of diesel and $0.065 per kWh were used.

Mining Operations

The PFS presented in the DeLamar Report considers open-pit mining of the DeLamar and Florida Mountain Areas.  Mining will utilize 23-cubic meter (30-cubic yard) hydraulic shovels along with 13-cubic meter (16.7-cubic yard) loaders to load 136-tonne capacity haul trucks.  The haul trucks will haul waste and ore out of the pit and to dumping locations.  Due to the length of ore hauls, the ore will be stockpiled near the pits followed by loading into a Railveyor system which will convey the ore into a crusher.  The Railveyor system will be supplemented with haul trucks on an as needed basis.

Waste material will be stored in waste-rock storage facilities ("WRSFs") located near each of the Florida Mountain and DeLamar Areas, as well as backfilled into pits where available.  The exception is the Milestone pit, from which waste material will be fully utilized for construction material for the tailing storage facility ("TSF").

Production scheduling was completed using Geovia's MineSched™ (version 2021) software.  Proven and Probable Mineral Reserves along with waste material inside pit designs were used to schedule mine production.  The production schedule considers the processing of DeLamar and Florida Mountain Area oxide and mixed material by crushing and heap leaching, with some of the DeLamar Area material requiring agglomeration prior to leaching.  DeLamar and Florida Mountain Area non-oxide material would be processed using flotation followed by cyanide leaching of the flotation concentrate.

An autonomous Railveyor light-rail haulage system will be used to transport ore from the open pits to the crusher facility.  Utilizing the Railveyor system allows the opportunity to realize cost savings compared to typical truck haulage.  This system, in conjunction with the planned solar and liquid natural gas electrical microgrid will reduce the overall fuel consumption and carbon footprint of the DeLamar Project.

The PFS has assumed owner mining instead of the more expensive contract mining.  The production schedule was used along with additional efficiency factors, performance curves, and productivity rates to develop the first-principal hours required for primary mining equipment to achieve the production schedule.  Primary mining equipment includes drills, loaders, hydraulic shovels, and haul trucks.  Support, blasting, and mine maintenance equipment will be required in addition to the primary mining equipment.

Processing and Recovery Operations

Processing

The PFS envisions the use of two process methods for the recovery of gold and silver:

1. Lower-grade oxide and mixed materials will be processed by crushed-ore cyanide heap leaching; and

2. Non-oxide material will be processed using grinding followed by flotation, and very fine grinding of flotation concentrate for agitated cyanide leaching.

Heap-leach and milling ores will be coming from both the Florida Mountain and DeLamar Areas.  Pregnant solutions from the heap-leach operation and from the milling operation will be processed by the same Merrill-Crowe zinc cementation plant.  Processing will start with heap leaching in the first two years of operation.  Milling of higher-grade non-oxide ore will start in the third year of operation.

Both Florida Mountain and DeLamar Area oxide and mixed ore types have been shown to be amenable to heap-leach processing following crushing.  Material will be crushed in three stages to a nominal size of 80% finer than (P80) 12.7-millimeter (0.5 inches), at a rate of 35,000 tpd.  About 45% of DeLamar Area ore is expected to require agglomeration.

Crushed and prepared ore will be transferred to the heap-leach pad using overland conveyors and stacked on the heap using portable or grasshopper conveyors and a radial stacking system.  Pregnant leach solution will be collected at the base on the heap leach and transferred to the Merrill-Crowe processing plant for recovery of precious metals by zinc precipitation.  The precipitate will be filtered, dried, and smelted to produce gold and silver doré bullion for shipment off site.

The milling process will start with primary crushing of the ore to a nominal P80 of 120 millimeter (4.72 inches), followed by grinding in a SAG mill-ball mill circuit to a P80 of 150 microns.  The ball mill discharge will be pumped to hydrocyclones, with the hydrocyclone overflow advancing to flotation and the underflow returning to the ball mill. The mill will have a nominal capacity of 6,000 tpd.

The flotation circuit will produce a sulfide concentrate that will recover gold and silver from the ore.  This flotation concentrate will be reground to a nominal P80 of 20 microns before being leached in agitated leach tanks.  Pregnant solution will be separated using a CCD circuit that employs dewatering cyclones and thickeners.  The pregnant solution is then sent to the Merrill-Crowe plant and gold smelting facility to produce gold and silver doré bullion.

The flotation tailing stream will be thickened and pumped to the tailing storage facility.  The concentrate leach residue will be sent to cyanide destruction, then stored in a separate concentrate leach tailing storage facility.

Recovery

Recoveries were applied based on recommendations of the relevant author of the DeLamar Report.  Recoveries are shown in the table below.  The oxide and mixed recoveries assume crushed heap leaching for oxide and mixed material, and flotation milling for non-oxide material.  Florida Mountain Area non-oxide material uses recovery Equation  and Equation  to estimate the recoveries based on gold and silver grades respectively.

DeLamar and Florida Mountain Area Recoveries

	Oxide		Mixed		Non-Oxide
Recoveries by Area	Au	Ag	Au	Ag	Au	Ag
Florida Mountain	89%	49%	72%	47%	Eq. 1	Eq. 2
Sullivan Gulch	86%	20%	61%	39%	38%	73%
DeLamar	78%	11%	61%	42%	39%	87%
Sommercamp	87%	15%	58%	44%	39%	87%
Glen Silver	70%	18%	63%	30%	28%	64%
South Wahl	77%	37%	50%	74%	39%	87%
Milestone	75%	18%	45%	18%	39%	87%

Equation 1 Florida Mountain Area Gold Recovery

Where: Maximum recovery = 87%

Equation 2 Florida Mountain Area Silver Recovery

Where: Maximum recovery = 77%

See "Mineral Processing and Metallurgical Testing" above.

Infrastructure, Permitting and Compliance Activities

Project Infrastructure

The infrastructure for the DeLamar Project has been developed to support mining and processing operations.  This includes the access road to the facilities, power supply, Railveyor, communication, heap-leach pads, process plant, and ancillary buildings.  This also includes haul roads within the mining area as well as the mine waste storage facilities.

The main access to the DeLamar Project is via gravel roads from Jordan Valley, Oregon, as used for previous mining at DeLamar.  The existing DeLamar Project site access road is located on the east side of Henrietta Ridge extending from the DeLamar Road across Jordan Creek to the western side of the existing reclaimed Kinross tailing impoundment.  This existing site access road is expected to become unusable due to its proximity to the proposed Milestone pit haul road and DeLamar West WRSF.  Therefore, this PFS proposes relocating the site access road to the west side of Henrietta Ridge.

Haul road access between the DeLamar Area mine and Florida Mountain Area will need to be improved for use with the proposed mining equipment.  This access will be utilized for delivery of all consumables, as well as any required construction materials and equipment.  This will also be the primary access for all personnel working at the Florida Mountain Area.

The electrical power demand at the DeLamar Project facilities is currently estimated at 13.5 MW for initial heap-leach process operations, with an additional load of 9.8 MW for the mill circuit.  The demand will vary according to the quantity of each ore type to be processed.  The average load for the mine is forecast to be 11.6 MW (Table 18.1) with a peak demand of 23.4 MW.  Lifetime electricity consumption is estimated to be 1.8 million MWh.

Existing electrical infrastructure on the DeLamar Project site consists of a 69 kV transmission line operated by Idaho Power Company. Significant upgrades to existing electrical infrastructure would be required to meet the anticipated load increase associated with the DeLamar Project, including construction of new 138 kV transmission lines, substations and tap station upgrades. To reduce capital expenditures of energy infrastructure, ensure power supply resilience and reduce emissions, Integra plans to power the project through an on-site microgrid with a solar electrical generation system and an LNG plant.

The DeLamar Project will utilize a Railveyor light rail haulage system to transport ore from the open pits to the crusher facility. The Railveyor system is an autonomous materials haulage system consisting of transport trains, light-rails, electrical drive stations, and materials loading and discharge stations.  The system functions similar to a conveyor, but is designed to be modular and relocatable, allowing improved operational flexibility and lower cost.  By leveraging the Railveyor system, the DeLamar Project has a unique opportunity to realize cost savings compared to typical truck haulage, while reducing its overall fuel consumption and carbon footprint and automating many essential functions that typically would require on-site personnel.

The heap-leach pads ("HLP" or "HLPs") will be located immediately north of the crushing facility in portions of Sections 3, 4, 9 and 10, Township 5 South, Range 4 West.  The site slopes northerly toward Jordan Creek at an average gradient of 12.5 percent.  The HLPs will be constructed in two phases. The phase 1 portion will be constructed on a feature locally identified as Jacobs Ridge and into an adjacent valley to the west (herein referred to as the "unnamed gulch" or the "valley").  The site is generally underlain with a basalt which is overlain with a thin veneer of colluvium derived from weathering of the basalt and interbeds of tuff.  Upper portions of the HLPs are underlain with porphyritic latite lava flows.  The northern extent of the Jacobs Ridge pad area is underlain by a Miocene age rhyolite dike or plug.  Geotechnical drilling in the Jacobs Ridge portion of the site in 1988 identified discontinuous layers of weathered tuff that had low shear strength.  An initial auger drilling program on the western side of the site did not encounter the tuffaceous material encountered on Jacobs Ridge.

Phase 2 portion of the HLP will consist of a westerly extension of the pad and tying in the area between the west side of the Jacobs Ridge pad and the east side of the phase 1 valley pad. Construction of phase 2 will begin two years ahead of when the extended pad is needed, assumed in year 3 of operation.  Phase 2 construction will be performed in the same sequence of activities and will add approximately 30% to the pad footprint.  The total volume of ore to be placed on the HLP is between 95 million tonnes and 100 million tonnes which may include up to 2 million tonnes placed at the southern end of the Jacobs Ridge portion of the phase 1 pad to minimize recovery time from the final ore placed on the pad.

The primary flotation TSF for the DeLamar Project will be located in Sections 30 and 31, Township 4 South, Range 4 West, and Sections 25 and 36, Township 4 South, Range 5 West, in Slaughterhouse Gulch, approximately 6.0 kilometers (3.7 miles) west of the new mill site.  Slaughterhouse Gulch is a natural drainage that descends to the south primarily on State and BLM lands.  The TSF will be a zoned earth and rockfill embankment that will be located where the valley narrows approximately 1km (0.6 miles) north of its confluence with Jordan Creek.  The Slaughterhouse Gulch TSF will impound flotation tailing that have not been processed by cyanidation and therefore will not be lined in accordance with IDEQ Rules 58.01.013.  The earth dam will be designed in accordance with Idaho dam safety regulation IDAPA 37 - DEPARTMENT OF WATER RESOURCES Water Allocations Bureau 37.03.05 - Mine Tailings Impoundment Structures.

The concentrate leach tailing storage facility ("CLTSF") will be a smaller, 26 hectare (64.2 acre) impoundment for containment of flotation concentrates from the milling process after they have been leached with cyanide to remove precious metals.  To aid in settling, this fine material (P80 of 20 microns) will be blended with a small stream of coarser flotation tailing in roughly a 1:1 blend.  The location of this CLTSF is immediately south of the HLP at the head of the unnamed drainage.  The construction of the CLTSF in this location will involve placing fill from the Jacobs Ridge pad area to provide initial stormwater storage and then installing a liner system in year 2 that will meet the lining requirements of the IDEQ Rules 58.01.13 - Rules for Ore Processing by Cyanidation.  In accordance with the regulation, the lining system will consist of 61 centimeters (24 inches) of compacted clay overlain with an 80-mil thick HDPE liner - or approved equivalent.  The downstream side of the TSF will be constrained by crushed ore placed in the south end of the HLPs.  A geotextile will be placed on the ore to allow drainage from the CLTSF into the ore to enhance consolidation of the tailing during operation and following closure.  Excess fluids will be decanted from the surface of the impoundment and pumped back to a tank for re-introduction into the process water stream.  Since this impoundment will be constructed in accordance with the IDEQ Cyanide Rules, in may also be used for temporary storage of excess fluids containing cyanide due to precipitation events on the HLP.

The proposed heap-leach facility will be located between the DeLamar and Florida Mountain Area pits.  The primary crusher and process facilities will be located just south of the HLPs.  Ore will be conveyed from the primary crusher to oxide or non-oxide coarse ore stockpiles accordingly.

WRSFs, along with backfill areas, have been designed for the PFS to contain the waste material mined from the different pit phases.  A single WRSF design is planned for the Florida Mountain Area along with a two backfill dumps into the Florida Mountain Area phase 1 and 2 pits.  Material from Florida Mountain Area phase 1 will be placed into the primary WRSF.  Phase 2 waste material will also be placed into the primary WRSF except for some upper areas of the pit where some waste will be backfilled.  Phase 3 waste material is planned to be placed into the backfill dump as available while the remaining waste material will be placed into the Florida Mountain Area WRSF.  The total capacity of the WRSF is 32.2 million cubic meters (42.1 million cubic yards).  The remaining 23.4 million cubic meters (30.6 million cubic yards) of waste material will be placed into backfill.

Three WRSF designs were created for the DeLamar Area which includes a West WRSF, East WRSF, and a North WRSF.  The West and East WRSFs are intended for storage of material from the DeLamar Main phase 1 pit.  Both dump designs include a roadway that will be built into the WRSFs to allow haulage through the main pit exits for both DeLamar Main and Sullivan Gulch pits.  The East WRSF creates its haulage road through a valley to the south of the deeper Sullivan Gulch phase 2 pit.  This road is anticipated to be in place well before the mining of Sullivan Gulch phase 2.  The total West DeLamar WRSF total capacity is 5.9 million cubic meters (7.7 million cubic yards).  After the roadway is completed, the East WRSF is to be expanded to the south.  The total East DeLamar WRSF total capacity will be 50.0 million cubic meters (65.4 million cubic yards).

The North WRSF will be located in a valley to the north of the Main and Sullivan Gulch pits.  This will be used for the Main pit phase 2 waste along with Sullivan Gulch pit waste.  The designed capacity of the North WRSF is 26.4 million cubic meters (34.5 million cubic yards).  As available, additional waste will be placed into the Main phase 1 pit and from the Main phase 2 pit as backfill. Additional backfill material will be placed into the Main phase 2 pit from Sullivan Gulch phase 1 mining.

Other buildings located on or near the process facilities pad include the administration/change building, a substation, assay lab, Merrill-Crowe plant, and water treatment plant.

It is anticipated that there will be several freshwater wells on-site that will provide the requirements of the DeLamar Project.  Fresh water will be stored in a fresh/fire water tank that will have reserve storage dedicated for fire protection.  The balance of the fresh/fire water volume will be utilized to supply the demands of the process as well as mine dust suppression.

Stormwater from the site will be managed as contact and non-contact stormwater.  Non-contact stormwaters are the flows that do not come in contact with ore or mine processing facilities.  Non-contact flows will be diverted and conveyed around the sites and directly discharged to existing stream channels.  Contact stormwater will be utilized within the process to the greatest extent that allows the process to maintain a neutral balance.  If there is excess contact water within the process, the excess will be routed to a water treatment plant.  There is an existing water treatment plant at the project site.  An allowance has been included for additional water treatment capacity consisting of a plant with solids separation and treatment, as required, to allow for discharge to existing stream channels or re-use in the process system.

Mine site personnel requirements are shown in the table below.  This includes administrative, mining, and processing.  In addition, there would be approximately 80 additional personnel working on-site during construction.

Mine, Process and Administrative Personnel

	Units	Pre-Prod	Yr_1	Yr_2	Yr_3	Yr_4	Yr_5	Yr_6	Yr_7	Yr_8	Yr_9	Yr_10	Yr_11	Yr_12	Yr_13	Yr_14	Yr_15	Yr_16	Yr_17	Yr_18	Max
Administration	#	24	27	24	24	24	24	24	24	24	24	24	24	17	14	14	14	14	14	-	27
Mining Personnel
Mine General Personnel	#	22	22	22	22	22	22	22	22	22	22	22	22	15	15	15	15	15	11	-	22
Operators	#	60	97	113	117	117	117	117	97	91	91	91	91	60	44	36	32	32	28	-	117
Mechanics	#	30	49	59	59	59	59	59	51	47	47	47	47	31	23	19	15	15	13	-	59
Maintenance	#	25	25	25	25	25	25	25	25	25	25	25	25	15	15	15	15	15	14	-	25
Total Mine Personnel	#	137	193	219	223	223	223	223	195	185	185	185	185	121	97	85	77	77	66	-	223
Process Personnel
Process General Personnel	#	7	7	7	14	14	14	14	14	14	14	14	14	14	14	14	14	14	14	-	14
Operators	#	10	21	21	46	46	46	46	46	46	46	46	46	46	46	46	46	46	46	-	46
Assay Lab	#	6	6	6	12	12	12	12	12	12	12	12	12	12	12	12	12	12	12	-	12
Maintenance	#	7	7	7	7	7	7	7	7	7	7	7	7	7	7	7	7	7	7	-	7
Total Process Personnel	#	30	41	41	79	79	79	79	79	79	79	79	79	79	79	79	79	79	79	-	79
Total Project Personnel	#	191	261	284	326	326	326	326	298	288	288	288	288	217	190	178	170	170	159	-	326

Environmental Studies

The review and approval process for the PoO by the BLM constitutes a federal action under the National Environmental Policy Act ("NEPA") and BLM regulations.  Thus, for the BLM to process the PoO, the BLM is required to comply with the NEPA and prepare either an Environmental Assessment, or an Environmental Impact Statement ("EIS").  Based on discussions with the BLM, Integra anticipates an EIS will be required to comply with NEPA.

Integra has contracted qualified third parties to perform environmental adequacy reviews of all available existing environmental baseline reports and data compiled from 1979 through present.  Additionally, an EA was approved in 1987 for the DeLamar Silver Mine and an EIS was approved in 1995 for the Stone Cabin Mine by previous operators for the site.

In 2020, Integra conducted a technical adequacy audit of all existing environmental information, and began the collection of surface water hydrology and quality, ground water hydrology and quality, geochemistry, water rights and geotechnical/engineering.

Baseline studies for surface water were initiated in spring of 2020 and ground water studies were initiated in the spring of 2020.  Geotechnical investigations for site features commenced in 2021 and geochemical fieldwork and kinetic testing commenced in 2020 and will continue into 2022/2023.

In 2021, Integra developed certain plans of study and, working closely with the BLM and state agencies, completed the review and approval of the initial environmental baseline work plans.  Baseline surveys initiated in accordance with the 2021 plans of study and baseline technical reports are underway.  Additional plans of studies and collection of data will be undertaken in 2022.

The data collection and technical reports are scheduled to be completed in the second half of 2022.  The entire DeLamar mining district has been studied extensively, both historically and currently; therefore, ensuring scientific integrity of the methodologies and analysis used to collect the data and ultimately a meaningful analysis would be conducted allowing for a reasonable comparative assessment of the alternatives.

Permitting

The Mine Plan of Operations ("MPO") is submitted to the BLM for any surface disturbance in excess of five acres (2.02 hectares).  The MPO describes the operational procedures for the construction, operation, and closure of the project.  As required by the BLM, the MPO includes a waste-rock management plan, quality assurance plan, a storm water plan, a spill prevention plan, reclamation plan, a monitoring plan and an interim management plan.  In addition, a reclamation report with a Reclamation Cost Estimate ("RCE") for the closure of the project is required.  The content of the MPO is based on the mine plan design and the data gathered as part of the environmental baseline studies.  The MPO includes all mine and processing design information and mining methods.  The BLM determines the completeness of the MPO and, when the completeness letter is submitted to the proponent, the NEPA process begins.  The RCE is reviewed by BLM and the bond is determined prior to the BLM issuing a decision on the MPO.

The MPO will be submitted for the DeLamar Project when operational and baseline surveys are complete and operations and design for the DeLamar Project are at a level where a MPO can be developed to the necessary level of detail.  Submittal of the MPO is likely to occur in the first half of 2023.

Approval of any MPO and reclamation plan by the federal agencies for the DeLamar Project as well as accordance with Section 404 requires an environmental analysis under the NEPA.  NEPA requires federal agencies study and consider the likely environmental impacts of the proposed action before taking whatever federal action is necessary for the project to proceed.

The purpose and need for the DeLamar Project would be to conduct open pit mining and ore processing, which would disturb over 809 hectares (2,000 acres) of unpatented and patented mining claims and state lands within the project area and complete reclamation and closure activities, as well as long-term water treatment, to produce silver and gold from mineralized material of the estimated mineral resources.  As a result, Integra anticipates that an EIS will be required to meet agency NEPA requirements.

The BLM will be the lead federal agency for the preparation of the EIS, and other agencies will be cooperating agencies. The EIS and associated Record of Decision ("ROD") effectively drives the entire permitting process timeline.

Several other federal, state and local county authorizations and/or permits will be required.

Please refer to "General Development of the Business - Three Year History" section above for details on recent permitting activities.

Social and Community

The DeLamar Project is located in rural Owyhee County, close to the Oregon border. The closest substantial community is Jordan Valley, in Malheur County Oregon. This community is primarily an agricultural based economy. However, when the mine previously operated in the 1980s and 1990s many of the employees lived in Jordan Valley.

Please refer to "General Development of the Business - Three Year History" section above for details on recent social activities.

Capital and Operating Costs

Capital Costs

The table below summarizes the estimated capital costs for the DeLamar Project.  The LOM total capital costs are estimated as $589.5 million, including $307.6 million in preproduction capital (including working capital and reclamation bond) and $281.8 million for expansion and sustaining capital.  Sustaining capital includes $30.8 million in reclamation costs.  The estimated capital costs are inclusive of sales tax, engineering, procurement and construction management ("EPCM") and contingency.

Capital Cost Summary

Mine	Pre-Production	Sustaining Yr 1 to Yr 17	Total LOM
Mining Equipment	$28,859	$88,544	$117,403
Pre-Stripping	$12,712	$-	$12,712
Other Mine Capital	$1,919	$225	$2,144
Sub-Total Mine	$43,490	$88,769	$132,260

Processing
Leach Pad Construction Cost	$42,296	$11,035	$53,331
Oxide Plant Construction	$165,198	$8,842	$174,040
Non Oxide Mill Construction	$-	$132,005	$132,005
Tailings Storage Facility Construction	$3,836	$58,793	$62,629
Sub-Total Processing	$211,330	$210,675	$422,005

Infrastructure
Power	$3,500	$-	$3,500
Access Road	$8,957	$-	$8,957
Other	$7,652	$974	$8,626
Sub-Total Infrastructure	$20,109	$974	$21,083

Owner's Costs	$7,001	$-	$7,001

SUB-TOTAL	$281,930	$300,418	$582,349

Other
Working Capital	$19,518	$(19,518)	$-
Cash Deposit for Reclamation Bonding	$6,167	$(6,167)	$-
Salvage Value	$-	$(23,729)	$(23,729)
TOTAL	$307,615	$251,004	$558,620
Reclamation	$-	$30,835	$30,835
Total Including Reclamation Costs	$307,615	$281,839	$589,454

(1) Capital costs include contingency and EPCM costs.

(2) Mining equipment includes cost of Railveyor.

(3) Major mining equipment assumes financing by equipment vendor with 10% down; principal payments included under sustaining capital column and interest payments included in operating costs.

(4) Sustaining capital showed in this table includes expansion capital (non-oxide plant) and principal payment of mining equipment leases (see note 3 above).

(5) Working capital is returned in year 17.

(6) Cash deposit = 20% of bonding requirement.  Released once reclamation is completed.

(7) Salvage value for mining equipment and plant.

The table below shows the estimated LOM operating costs for the DeLamar Project.  Operating costs are estimated to be $12.93 per tonne processed for the LOM.  This includes mining costs, which are estimated to be $1.90 per tonne mined.  The total cash cost is estimated to be $923 per ounce of AuEq10  and site level AISC are estimated to be $955 per ounce of AuEq.

___________________________________
10 Gold equivalent = oz Au + (oz Ag ÷ 79.07)

Operating and Total Cost Summary

(1) By-Product costs are shown as US dollars per gold ounces sold with silver as a credit.

(2) Co-Product costs are shown as US dollars per gold equivalent ounce.

Economic Analysis

Economic highlights of the PFS for the DeLamar Project include:

  Initial construction period is anticipated to be 18 months;
  After-tax NPV (5%) of $407.8 million with a 27% after-tax IRR using $1,700 and $21.50 per ounce gold and silver prices, respectively;
  After-tax payback period of 3.34 years;
  Year 1 to 8 AuEq11  average production of 163,000 ounces (average 121,000 oz Au/year and 3,312,000 oz Ag/year);
  Year 1 to 16 AuEq average production of 110,000 ounces (average 71,000 oz Au/year and 3,085,000 oz Ag/year);
  After-tax LOM cumulative cash flow of $689.3 million; and
  Average annual after-tax free cash flow of $59.8 million during production.

___________________________________
11 Gold equivalent = oz Au + (oz Ag ÷ 79.07)

The below figures show (i) annual operating after-tax cash flow; (ii) AuEq production profile by process method; and (iii) AuEq profile by process metals.

Annual Operating After-Tax Cash Flow

Gold Equivalent Production Profile by Process Method

Gold Equivalent Profile by Process Metals

Economic sensitivities of the DeLamar Project to changes in metal prices were evaluated based on constant gold to silver ratios as shown in the below table.

Project Sensitivity to Metal Prices

$/oz Au	$/oz Ag	NPV (5%)	NPV (8%)	NPV (10%)	IRR	Payback
$ 1,500	$ 18.97	$198,811	$123,406	$84,281	16%	4.30
$ 1,550	$ 19.60	$251,296	$167,213	$123,450	19%	3.94
$ 1,600	$ 20.24	$304,035	$211,159	$162,701	22%	3.72
$ 1,650	$ 20.87	$355,830	$254,247	$201,148	24%	3.52
$ 1,700	$ 21.50	$407,817	$297,519	$239,771	27%	3.34
$ 1,750	$ 22.13	$459,528	$340,561	$278,192	29%	3.19
$ 1,800	$ 22.76	$510,589	$383,015	$316,060	32%	3.05
$ 1,850	$ 23.40	$561,343	$425,183	$353,653	34%	2.93
$ 1,900	$ 24.03	$611,998	$467,275	$391,183	36%	2.83
$ 1,950	$ 24.66	$662,697	$509,428	$428,785	39%	2.73
$ 2,000	$ 25.29	$713,650	$551,851	$466,659	41%	2.64

The after-tax sensitivity to revenues, capital, and operating costs is shown in the below figure.

After-Tax Sensitivity

Exploration and Development

Please see "General Development of the Business - Trends and Outlook" section above for further details on the Company's current and contemplated exploration and development activities.

Opportunities

There is the potential to lower project capital costs by foregoing mill processing and instead operate a heap-leach only project.  In this scenario, a high percentage of the current heap-leach reserves would be processed at the 35,000 tpd rate envisioned in the PFS.  LOM capital expenditures would decrease significantly as expansion capital, such as non-oxide plant and tailing facilities, would not be required.  A decision to construct and initiate mill processing (stage 2) could be exercised at any time, providing the flexibility to respond to changing market conditions and thereby reduce project risk.

A heap-leach only approach could reduce risk and provide greater flexibility to respond to the prevailing economic environment in connection with a decision to pursue a milling scenario later.

Please see the DeLamar Report on the Company's website at www.integraresources.com for additional details on potential opportunities.

DIVIDENDS AND DISTRIBUTIONS

Integra has not paid any dividends on its Common Shares since incorporation and currently intends to retain future earnings, if any, to finance further business development.  The declaration of dividends on Common Shares earnings, capital requirements, operating and financial condition and a number of other factors that the Board considers to be appropriate.  There are no restrictions on the ability of Integra to pay dividends in the future.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

The Company's authorized capital stock consists of an unlimited number of Common Shares and an unlimited number of special shares, of which there are 62,598,209 Common Shares issued and outstanding and nil special shares issued and outstanding as of the date of this AIF.

All of the issued Common Shares rank equally as to voting rights, participation and a distribution of Integra's assets on liquidation, dissolution or winding-up and the entitlement to dividends. Holders of Common Shares are entitled to receive notice of, attend and vote at all meetings of shareholders of Integra.  Each Common Share carries one vote at such meetings. Holders of Common Shares are entitled to dividends if and when declared by the Board and, upon liquidation, to receive such portion of the assets of Integra as may be distributable to such holders. There are currently no other series or class of shares which rank senior, in priority to, or pari passu with the Common Shares. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Warrants

As of the date of this AIF, the Company does not have outstanding warrants.

Options, RSUs & DSUs

The Company's equity compensation plan permits the Board to grant to directors, officers, consultants and employees of the Company share options to purchase from the Company a designated number of authorized but unissued Common Shares up to but not exceeding 10% of the issued and outstanding Common Shares from time to time, less any Common Shares reserved for issuance under any other securities-based compensation arrangements of the Company. The Company's equity compensation plan also permits the Board to grant a fixed number of restricted share units ("RSUs") or deferred share units ("DSUs") and provides for a purchase program for eligible employees of the Company to purchase Common Shares. As of the date of this AIF, there were 5,093,283 options to acquire Common Shares, 724,112 RSUs and 315,668 DSUs outstanding.

MARKET FOR SECURITIES

Trading Price and Volume

Integra's Common Shares were listed on the TSX-V in November 2017 under the symbol "ITR".  The Company's Common Shares commenced trading in the United States on the OTCQB in January 2018 under the stock symbol "IRRZF" and were subsequently listed on the OTCQX in May 2018. On July 31, 2020, the Company began trading on the NYSE American under the symbol "ITRG". The Company ceased trading on the OTCQX concurrently with the NYSE American listing. The Company continues to list on the TSX-V under the trading symbol "ITR".

The following tables sets forth trading information for the Common Shares on the TSX-V on a monthly basis since January 2021.

	Price Range		TSX-V
Month	High C$	Low C$	Monthly Trading Volume
January 2021	5.120	4.140	979,001
February 2021	4.490	3.950	1,123,181
March 2021	4.230	3.350	1,006,400
April 2021	4.070	3.420	1,776,276
May 2021	4.190	3.550	2,014,681
June 2021	4.100	3.430	1,176,956
July 2021	3.750	3.250	415,775
August 2021	3.820	3.130	687,040
September 2021	3.860	2.800	1,297,434
October 2021	3.210	2.590	1,617,539
November 2021	3.410	2.800	1,022,160
December 2021	2.960	2.530	1,334,805
January 2022	2.880	2.230	970,660
February 2022	2.630	1.820	3,977,838
March 2022(1)	2.050	1.740	2,859,747

Notes:

(1) March 1 - 29, 2022.

The following tables sets forth trading information for the Common Shares on the NYSE American on a monthly basis since January 2021.

	Price Range		NYSE American
Month	High US$	Low US$	Monthly Trading Volume
January 2021	4.020	3.250	1,787,925
February 2021	3.600	3.150	1,779,313
March 2021	3.370	2.650	1,433,414
April 2021	3.250	2.720	1,174,588
May 2021	3.480	2.930	1,941,789
June 2021	3.410	2.760	2,014,401
July 2021	3.190	2.570	2,245,918
August 2021	3.060	2.450	1,513,771
September 2021	3.110	2.190	3,918,890
October 2021	2.550	2.120	2,108,522
November 2021	2.650	2.170	1,940,605
December 2021	2.330	1.950	1,978,917
January 2022	2.250	1.760	2,479,676
February 2022	2.090	1.410	3,433,683
March 2022(1)	1.610	1.360	6,801,604

Notes:

(1) March 1 - 29, 2022.

PRIOR SALES

The Company issued the following securities which are not listed or quoted on a marketplace during the year ending December 31, 2021:

Security	Date of Issue	Aggregate Number Issued	Exercise Price
DSUs(1)	March 31, 2021	6,921	C$3.40
DSUs(2)	June 30, 2021	6,482	C$3.63
DSUs(3)	September 30, 2021	8,114	C$2.90
Options(4)	December 16, 2021	391,510	C$2.61
RSUs(5)	December 16, 2021	488,856	C$2.61
DSUs(6)	December 16, 2021	198,000	C$2.61
DSUs(7)	December 31, 2021	8,651	C$2.72

Notes:

(1) These DSUs were issued to three directors of the Company in lieu of Q1 2021 fees.

(2) These DSUs were issued to three directors of the Company in lieu of Q2 2021 fees.

(3) These DSUs were issued to three directors of the Company in lieu of Q3 2021 fees.

(4) These Options were issued to consultants, executives and directors of the Company.

(5) These RSUs were issued to employees and executives of the Company.

(6) These DSUs were issued to directors of the Company.

(7) These DSUs were issued to three directors of the Company in lieu of Q4 2021 fees.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The following table sets out the names and province or state of residence of the directors and executive officers of Integra, their present position(s) and offices within Integra, their principal occupations during the last five years and their date of appointment.

All directors of Integra have been elected or appointed to serve until the next annual meeting of shareholders of Integra, subject to earlier resignation or removal.

As at the date of this AIF, Integra's directors and executive officers beneficially owned, or controlled or directed, directly or indirectly, an aggregate of 3,358,747 Common Shares of Integra, representing approximately 5.4% of the issued and outstanding Common Shares.

Name and Place of Residence	Current Office with Integra	Principal Occupation During the Preceding Five Years	Date of Appointment as Director
George Salamis(4) British Columbia, Canada	President, CEO and Director	CEO of Integra, August 2017 to present; Executive Chairman of Integra Gold, May 2013 to July 2017	February 28, 2018
Stephen de Jong(1)(2)(3) British Columbia, Canada	Chairman	CEO of VRIFY Technology Inc., November 2017 to present; CEO of Integra Gold July 2012 to July 2017	August 17, 2017
David Awram(1)(3)(4) British Columbia, Canada	Director	Senior Executive Vice President of Sandstorm Gold Ltd. (a public royalty company), January 2013 to present	November 3, 2017
Timo Jauristo(2)(3)(4) New South Wales, Australia	Director	Strategic Advisor at Canaccord Genuity, August 2016 to March 2019	February 28, 2018
Anna Ladd-Kruger (1)(4)(5) British Columbia, Canada	Director

CFO of McEwen Mining Inc. (a public mining company), September 2020 to present; CFO and VP, Corporate Development of Excellon Resources Inc. from June 2019 to September 2020; CFO of Trevali Mining Corp. from April 2011 to May 2018

December 13, 2018
C.L. "Butch" Otter(4)(5) Idaho, United States	Director	Former Governor of the State of Idaho from 2007 to 2019	September 16, 2019
Carolyn Clark Loder(2)(5) Arizona, United States	Director	Manager, Mineral Rights & Public Lands of Freeport-McMoRan Copper & Gold from September 2013 to September 2020	February 24, 2021
Andree St-Germain British Columbia, Canada	CFO	CFO of Integra, August 2017 to present; CFO of Integra Gold, March 2017 to July 2017; CFO of Golden Queen Mining, September 2013 to March 2017	N/A

Name and Place of Residence	Current Office with Integra	Principal Occupation During the Preceding Five Years	Date of Appointment as Director
Max Baker Idaho, United-States	Vice President Exploration	VP Exploration of Integra, October 2017 to present	N/A
Timothy D. Arnold Nevada, United-States	COO

COO of Integra from November 2019 to present; VP of Project Development of Integra, January 2019 to November 2019; Vice President of Operations of Pershing Gold Corp of Pershing Gold, January 2017 to January 2019; Vice President Operations of Nevada Copper Corp. from October 2013 to March 2016

N/A
Joshua Serfass Colorado, United States	Executive Vice President, Corporate Development and Investor Relations

Executive VP of Corp Dev and IR of Integra, December 2020 to present; VP of Corp Dev and IR of Integra, January 2018 to December 2020; Director, Corporate Communications for Integra Gold, May 2012 to July 2017

N/A

1. Member of the Audit Committee.

2. Member of the Nomination and Corporate Governance Committee.

3. Member of the Compensation Committee.

4. Member of the Technical and Safety Committee.

5. Member of the Environment, Social, Governance Committee.

Director and Management Biographies

The following are brief biographies of the executive officers and directors of Integra:

George Salamis, Age: 55 - Director, President and CEO

Mr. Salamis has over 25 years of experience in the mining and resource exploration industry. Mr. Salamis has been involved in over C$1.4 billion of M&A transactions, either through assets sales or his involvement with junior mining companies. Mr. Salamis was most recently Executive Chairman of Integra Gold which was sold to Eldorado Gold Corporation for C$590 million. Mr. Salamis co-led the efforts behind the 2016 Integra Gold Rush Challenge and the 2017 #DisruptMining initiatives that encouraged innovation and technology disruption in the mining industry. Mr. Salamis is a sought after speaker on mining innovation. Mr. Salamis holds a Bachelor of Science Degree in Geology from University of Montreal - École Polytechnique and has had a successful career in mining and exploration. Mr. Salamis has discovered, financed, built, managed or sold more than 5 major minerals deposits around the World. He began his career working for two major mining companies (Placer Dome and Cameco Corp) over a 12-year period before transitioning into mineral exploration and junior mining in 2001. Mr. Salamis is currently a director at Contact Gold Corp, Newcore Gold Ltd. and Edgewater Exploration.

Stephen de Jong, Age: 38 - Chairman

Mr. de Jong is the CEO of VRIFY Technology and has over 10 years of experience in the mining industry. Mr. de Jong was most recently the President and CEO of Integra Gold from 2012 until its sale to Eldorado Gold Corporation in July 2017 for C$590 million. Under his leadership at Integra Gold, Mr. de Jong attracted a high-calibre team of geologists, engineers, entrepreneurs and consultants that advanced the Integra Gold's Lamaque project from an exploration property to a near-term production asset. He was instrumental in raising over C$150 million during one the most challenging times in the mining sector. Mr. de Jong is set on transforming the mining industry using high-tech and highly-connected methods, and co-led the efforts behind the 2016 Integra Gold Rush Challenge and the 2017 #DisruptMining initiatives. Mr. de Jong holds a Bachelor of Commerce degree from Royal Roads University and is also a director of Sun Peak Metals Corp.

David Awram, Age: 49 - Director

Mr. Awram was Executive Vice President of Sandstorm Gold Ltd. from July 2009 to January 2013 and has been its Senior Executive Vice President since January 2013. Mr. Awram was Executive Vice President of Sandstorm Metals from January 2010 to January 2013 and then its Senior Executive Vice President from January 2013 to May 2014. From July 2008 to July 2009, Mr. Awram was an independent businessman. From May 2005 to July 2008, Mr. Awram was the director of Investor Relations for Silver Wheaton. Prior to May 2005, he was Manager, Investor Relations with Diamond Fields International Ltd. from April 2004 to April 2005. He holds a Bachelor of Science degree (Honours) in Geology from the University of British Columbia. Mr. Awram is a director of Sandstorm Gold, Sun Peak Metals Corp and Pucara Gold Ltd.

Timo Jauristo, Age: 64 - Director

Mr. Jauristo has over 35 years' experience in the mining and exploration industry. In his time as Executive Vice-President with Goldcorp Inc. from July 2009 to September 2014, and 15 years (until 2005) with Placer Dome in a range of operating and corporate roles, he was involved in or led numerous transactions, buying and selling assets in almost all of the of the world's major gold producing regions. During and since his time with Goldcorp, he has served as a director for a number of exploration, development and operating companies. Prior to 1997, Timo was involved in exploration and development for various commodities throughout Australia, and in Indonesia, China, Spain, various south-east Asian and African countries. Between 2005 and 2009, he served as CEO of two junior companies (Zincore Metals Inc. and Southwestern Resources Corp.) with assets in Peru and China. He has a Bachelor of Applied Science in applied Geology from the Queensland University of Technology. He also holds a graduate diploma in finance from the Securities Institute of Australia, and is a MAusIMM.

Anna Ladd-Kruger, Age: 52 - Director

Ms. Ladd-Kruger is currently the CFO of McEwen Mining Inc. Prior to joining McEwen, Ms. Ladd-Kruger was the CFO and VP Corporate Development for Excellon Resources, where she led the turnaround of their corporate and site operations finance team, processes and systems. She was also integral to their successful acquisition of Otis Gold. Prior to that, Ms. Ladd-Kruger also served as Chief Financial Officer of Trevali Mining Corporation, a zinc-focused, base metals mining company with four commercially producing operations in Africa, Canada and Peru. Anna was recruited as part of the executive management team to grow the company from junior exploration to a mid-tier base metals producer that reached over C$1 billion market capitalization on the TSX. She has raised over C$1 billion dollars in debt and equity throughout her career in the mining sector. Anna has also served as the Chief Financial Officer on a number of Canadian publicly listed junior mining companies and began her career as a Senior Financial Analyst for Vale S.A.'s Thompson and Sudbury Canadian operations before joining Cache Coal Corporation as Mine Controller and then Kinross Gold Corporation as their North American Group Controller.

Ms. Ladd-Kruger is a director of Excellon Resources. She is a Certified Public Accountant (CPA, CMA), and holds a Masters in Economics and Bachelor of Commerce from Queen's University and the University of British Columbia.

C.L. "Butch" Otter, Age: 80 - Director

Former Governor C.L. "Butch" Otter is an American businessman and politician who served as the 32nd Governor of Idaho from 2007 to 2019. He was elected in 2006 and re-elected in 2010 and 2014. Governor Otter served as lieutenant governor for 14 years from 1987 to 2001, and in the United States Congress from the first district of Idaho from 2001 to 2007. When Governor Otter left office in January 2019, he was the longest-serving governor in the United States whose time in office had ran consecutively, at 12 years. Governor Otter's election win in 2014 was his tenth consecutive victory.

Before devoting his career to full-time politics, Governor Otter spent more than 30 years as a business leader, including 12 years as President of Simplot International. Mr. Otter is currently a director at First Cobalt Corp.

Carolyn Clark Loder, Age: 69 - Director

Ms. Loder possesses more than 30 years of senior professional experience in the public and private sectors in Mining, Mineral Rights Management, Land Management and Tribal Relations in the United States. She served as President of Sonora Mining Corporation and Vice President of the Sonora Mining Corporation/Jamestown Mine Joint venture between Northgate Exploration and Pathfinder Gold (Cogema). The Jamestown Mine was North America's largest gold flotation facility. She served two terms as President of the California Mining Association, the first woman President in its hundred-year history. She headed up Minerals Rights and Public Lands for Freeport-McMoRan, the world's largest publically traded copper producer and headed up Mineral Rights and Tribal Relations for LafargeHolcim, the world's largest cement manufacturer. Three Secretary of Interior's appointed her to the federal Bureau of Land Management Resource Advisory Council. She served for nine years on their Council and served as Vice-Chair and Chair of the Council's Mining Sub-Committee.

Ms. Loder served on the Board of Directors as an Independent Director of Neutron Energy and currently serves on the Board of K2 Gold Corp. as an Independent Director.

Ms. Loder holds a M.L.S. Degree in Indian Law from the Sandra Day O'Connor School of Law, Arizona State University and a Master's Degree in Physical Geography with Highest Honors from California State University, Fresno.

Andrée St-Germain, Age: 42 - CFO

Ms. St-Germain is an experienced mining finance executive with an extensive background in banking, mining finance and financial management. She began her career in investment banking for Dundee Capital Markets Inc. As an investment banker, Ms. St-Germain worked exclusively with mining companies on M&A advisory and financing. In 2013, Ms. St-Germain joined Golden Queen Mining Co. Ltd. ("Golden Queen") as CFO. During her tenure at Golden Queen, she played an instrumental role in securing project finance and overseeing Golden Queen as it transitioned from development and construction to commercial production. She joined Integra Gold as CFO in early 2017 and helped oversee the sale to Eldorado Gold Corporation in July 2017 for C$590 million. Ms. St-Germain is currently a director of Ascot Resources Ltd. and Osisko Mining Inc. She also serves on the board of the Association for Mining Exploration British-Columbia (AMEBC).

Max Baker, Age: 69 - VP Exploration

Mr. Baker is a Ph.D. Geologist and member of Aus-IMM based in Post Falls, Idaho. He has over 40 years of exploration experience in Australia, Asia, North and South Americas and Europe on projects ranging from grass-roots, resource definition and development. He has been involved in the exploration and discovery of several significant deposits globally and has previously acted as Chief Geologist for Rennison Goldfields, Inc., Newcrest Mining Limited and Mount Isa Mines, as well as VP Exploration for several junior mining companies over the years.

Timothy D. Arnold, Age: 65 - COO

Mr. Arnold has over 35 years of experience in hard rock mining; open pit and underground, engineering and production, consulting and operations. He has held positions in mining companies ranging from laborer to contract miner and shift boss to COO. Mr. Arnold has spent most of his career either developing or operating mines. Prior to joining Integra, Mr. Arnold was the VP of Operations for Pershing Gold Corporation. Previously, he held VP/GM positions for Nevada Copper, General Moly, Coeur d'Alene Mines, Hecla Mining Company and COO of Geovic Mining Corp. Mr. Arnold graduated in 1982 from the University of Idaho with a degree in Mining Engineering and completed an Executive MBA program at Northwestern's Kellogg Graduate School of Management. He is a Professional Engineer in Nevada and Arizona. In 2016, Mr. Arnold served as the President of the Society for Mining, Metallurgy and Exploration (SME). Mr. Arnold is a member of the University of Idaho College of Engineering's Academy of Engineers.

Joshua Serfass, Age 40 - Executive VP Corporate Development and Investor Relations

Mr. Serfass is the Executive Vice President of Corporate Development and Investor Relations at Integra. He was previously the Manager of Corporate Communications and a key member of the team at Integra Gold which developed and sold the Lamaque Mine to Eldorado Gold for C$590 million in 2017. Prior to Integra Gold, Josh worked at Citibank as a marketing manager and a supply-chain/operations analyst at Liz Claiborne and L. Knife and Sons. Mr. Serfass is currently a director of Canterra Minerals Corporation.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of management, no director or executive officer of Integra is, as at the date of this AIF, or was, within the 10 years before the date of this AIF, a director, chief executive officer or chief financial officer or any company (including Integra), that was the subject of a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

To the knowledge of management, no director or executive officer of Integra, or shareholder holding a sufficient number of securities of Integra to affect materially the control of Integra, is, as of the date of this AIF, or has been within the 10 years before the date of this AIF, a director or executive officer of any company (including Integra) that, while the person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

To the knowledge of management, no director or executive officer of Integra, or shareholder holding a sufficient number of securities of Integra to affect materially the control of Integra, is, as of the date of this AIF, or has been within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

To the knowledge of management, no director or executive officer of Integra, or shareholder holding a sufficient number of securities to affect materially the control of Integra, has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the best of Integra's knowledge, information and belief, and other than disclosed herein, there are no known existing or potential conflicts of interest among Integra and its directors, officers or other members of management as a result of their outside business interests except that certain of Integra's directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to Integra and their duties as a director or officer of such other companies. As required by law, each of the directors of Integra is required to act honestly, in good faith and in the best interests of Integra. In the event of a conflict of interest, Integra will follow the requirements and procedures of applicable corporate and securities legislation and applicable exchange policies, including the relevant provisions of the BCBCA.

Audit Committee

The primary function of the audit committee of the Board (the "Audit Committee") is to assist the Board in fulfilling its financial reporting and controls responsibilities to the shareholders of Integra. In accordance with National Instrument 52-110 - Audit Committees ("NI 52-110"), information with respect to the Audit Committee is contained below.  The full text of the Audit Committee Charter, as passed unanimously by the Board, is attached to this AIF as Schedule "B".

Composition of the Audit Committee

The Audit Committee is composed of Ms. Ladd-Kruger (Chair) and Messrs. Awram and de Jong.  All three members are "independent" directors and all Audit Committee members are financially literate, within the meaning of NI 52-110.

Relevant Education and Experience

For details regarding the relevant education and experience of each member of the Audit Committee relevant to the performance of his duties as a member of the Audit Committee, see "Directors and Executive Officers - Director and Management Biographies".

Audit Committee Oversight

At no time since the commencement of Integra's most recently completed financial year did the Board decline to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor.

Reliance on Certain Exemptions

At no time since the commencement of Integra's most recently completed financial year did Integra rely on the exemption in section 2.4 (De Minimis Non-audit Services), section 3.2 (Initial Public Offerings), section 3.4 (Events Outside Control of Member), section 3.5 (Death, Disability or Resignation of Audit Committee Member), or an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions) of NI 52-110.

Pre-Approval Policies and Procedures for Non-Audit Services

All other non-audit services shall be approved or disapproved by the Audit Committee as a whole.

The pre-approval requirement is waived with respect to the provision of non-audit services if:

  the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of fees paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

  such services were not recognized by the Company at the time of the engagement to be non-audit services; and

  such services are promptly brought to the attention of the Audit Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Audit Committee who are members of the Board to whom authority to grant such approvals has been delegated by the Audit Committee.

The CFO of the Company shall maintain a record of non-audit services approved by the Audit Committee for each financial year and shall provide a report to the Audit Committee no less frequently than on a quarterly basis.

External Auditor Service Fees

The following table sets out the aggregate fees billed by the Company's auditor from January 1, 2020 through December 31, 2021.

Fiscal Year End	Auditor	Audit Fees(1)	Audit-Related Fees(2)	Tax Fees(3)	All Other Fees(4)
2020	MNP LLP	C$41,000	C$24,800	Nil	Nil
2021	MNP LLP	C$48,000	C$56,000(5)	Nil	Nil

(1) Audit Fees include fees necessary to perform the annual audit of Integra's financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2) Audit-Related Fees include services that are traditionally performed by the auditor. These audit-related services include review of quarterly financial statements, financing related due diligence and comfort letters, due diligence assistance, accounting consultations on proposed transactions, and audit or attest services not required by legislation or regulation.

(3) Tax Fees include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4) All Other Fees include all other non-audit services.

(5) Audit-Related Fees include C$14,000 for presentation currency assessment, C$26,000 for reviews of quarterly financial statements and C$16,000 related to financing due diligence and comfort letters.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Since the beginning of the most recently completed financial year for which financial statements of Integra are included in this AIF, there have been no legal proceedings to which Integra is or was a party or of which any of its projects is or was the subject of, nor are any such proceedings known to Integra to be contemplated.

During the past financial year, Integra has not had any penalties or sanctions imposed on it by, or entered into any settlement agreements with, a court or a securities regulatory authority relating to securities laws, nor has Integra been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed elsewhere in this AIF, no (a) director or executive officer, (b) person or company that beneficially owns, controls or directs, directly or indirectly, more than 10% of the Common Shares, nor (c) associate or affiliate of any of the persons or companies referred to in (a) or (b) has, or has had within the three most recently completed financial years before the date hereof, any material interest, direct or indirect, in any transaction that has materially affected or is reasonably expected to materially affect the Company or any of its subsidiaries.

TRANSFER AGENT AND REGISTRAR

The registrar and transfer agent of the Common Shares is TSX Trust Company at its principal offices in Toronto, Ontario.

MATERIAL CONTRACTS

As at the date of this AIF, the following agreements and contracts are reasonably regarded as being material to Integra:

  Equity Distribution Agreement.  See "General Development of the Business - Three Year History".

  2021 Underwriting Agreement. See "General Development of the Business - Three Year History".

A copy of each of the Equity Distribution Agreement and the 2021 Underwriting Agreement are available under Integra's profile on the SEDAR website at www.sedar.com.

INTERESTS OF EXPERTS

Information of a scientific or technical nature regarding the DeLamar Project included in this AIF is based upon the DeLamar Report. The authors of the DeLamar Report own, directly or indirectly, less than 1% of the outstanding securities of Integra.

Unless otherwise indicated, the scientific and technical information contained in this AIF relating to the DeLamar Project has been reviewed and approved by E. Max Baker (F.AusIMM), Vice President, Exploration, and Timothy Arnold (P.E.), COO, each of whom is a QP as defined in NI 43-101.  As of the date hereof, Mr. Baker holds 71,454 Common Shares, 350,200 Options and 56,167 RSUs; and Mr. Arnold holds 20,833 Common Shares, 242,600 Options and 56,167 RSUs.

The independent auditors of Integra are MNP LLP. MNP LLP has informed Integra that it is independent with respect to Integra within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia.

ADDITIONAL INFORMATION

Additional information including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and options to purchase Common Shares and securities authorized for issuance under equity compensation plans is contained in the management proxy circular dated May 14, 2021, for the annual general meeting of the Company held on June 29, 2021, which is available on SEDAR at www.sedar.com.  Additional financial information about Integra can be found in Integra's financial statements and Management's Discussion and Analysis for the fiscal year ended December 31, 2021. Additional information relating to Integra may be found on SEDAR at www.sedar.com.

SCHEDULE "A"

Glossary

In this AIF, the following terms have the meaning assigned to them below:

"2019 Technical Report" means the NI 43-101 technical report titled "Technical Report and Updated Resource Estimates for the DeLamar and Florida Mountain Gold-Silver Project, Owyhee County, Idaho, USA" with an effective date of June 15, 2019.

"2019 PEA" means the NI 43-101 technical report titled "Technical Report and Preliminary Economic Assessment for the DeLamar and Florida Mountain Gold - Silver Project, Owyhee County, Idaho, USA", with an effective date of September 9, 2019.

"AA" means Atomic Absorption assaying procedure.

"AAL" means American Assay Laboratories in Sparks, Nevada.

"AISC" means all-in sustaining costs.

"Ag" means silver.

"Ag/tonne" means silver per tonne.

"AIF" or "Annual Information Form" means this annual information.

"Au" means gold.

"Au/tonne" means gold per tonne.

"AuEq" means gold equivalent, representing a combination of gold and silver as calculated and noted herein.

"ATM" means means the at-the-market offering of up to $25,000,000 of Common Shares.

"Banner" means Banner Mining and Milling Company.

"BCBCA" means the Business Corporations Act (British Columbia).

"BLM" means the United States Bureau of Land Management.

"Board" means the board of directors of Integra.

"Capex" means capital expenditures.

"CCD" means counter-current decantation.

"CEO" means chief executive officer.

"CFO" means chief financial officer.

"CLTSF" means concentrate leach tailing storage facility.

"cm" means centimeters.

"Code" means Integra's Code of Business Conduct and Ethics.

"Coeur Investor Rights Agreement" means an Investor Rights Agreement dated November 25, 2019 between Integra and Coeur Mining.

"Coeur Mining" means Coeur Mining, Inc.

"Common Shares" means common shares without par value in the capital of Integra.

"Consolidation" means the consolidation of the Common Shares described below under the heading "Consolidation".

"Continuation" means the continuation of the Company from the Province of Ontario to the Province of British Columbia described under the heading "Name, Address and Incorporation".

"COO" means chief operating officer.

"CRMs" means certified reference materials.

"cut‐off grade" means the grade of mineralization, established by reference to economic factors, above which material is included in mineral deposit resource/reserve calculations and below which the material is considered waste. Cut‐off grade may be either an external cut‐off grade.  An external cut-off refers to the grade of mineralization used to control the external or design limits of a pit or underground mine based on the expected economic parameters of the operation.  An internal cut‐off grade refers to the minimum grade required for blocks of mineralization present within the confines of an open pit to be included in mineral deposit estimates.

"DeLamar Area" means the mineral claims forming part of the DeLamar Project acquired from Kinross USA pursuant to the DeLamar Purchase Agreement as well as proximate mineral interests acquired by the Company after the date of the DeLamar Purchase Agreement.

"DeLamar Project" means the Company's mineral project in Idaho as described in the DeLamar Report, comprising the DeLamar Area and the Florida Mountain Area.

"DeLamar Purchase Agreement" means a Stock Purchase Agreement dated September 18, 2017 among, inter alia, Kinross USA and Integra.

"DeLamar Report" means the NI 43-101 Technical Report described under "DeLamar Project".

"diamond drilling" means drilling with a machine designed to rotate, under pressure, an annular diamond‐studded cutting tool to produce a more or less continuous solid, cylindrical sample (core) of the material drilled.

"DMC" means DeLamar Mining Company.

"DSUs" means deferred share units.

"Earth Resources" means Earth Resources Corporation.

"EIS" means environmental impact statement.

"Ely Gold" means Ely Gold Royalties Inc.

"Empire" means Empire Mining Company.

"EPCM" means engineering, procurement and construction management.

"Equity Distribution Agreement" means the equity distribution agreement dated December 30, 2020 between Integra and Stifel, Nicolaus & Company, Incorporated in respect of the ATM.

"Exchange Act" means United States Securities Exchange Act of 1934, as amended

"exploration" means the prospecting, mapping, geophysics, compilation, diamond drilling and other work involved in searching for ore bodies.

"Florida Mountain Area" means the mineral claims forming part of the DeLamar Project acquired from Empire and Banner pursuant to the Florida Mountain Purchase Agreements as well as proximate mineral interests acquired by the Company after the date of the Florida Mountain Purchase Agreements.

"Florida Mountain Purchase Agreements" means the asset purchase agreements, between Integra Holdings U.S. Inc. and Empire and Banner, respectively, executed in December 2017.

"forward-looking statements" means "forward-looking statements" or "forward-looking information" within the meaning of applicable Canadian and United States securities legislation.

"g" means grams.

"g Ag/t" means grams per tonne silver.

"g Au/t" means grams per tonne gold.

"Golden Queen" means Golden Queen Mining Co. Ltd.

"gpt" or "g/t" means grams per metric tonne. Ex. gpt Au = grams per tonne gold.

"grade" means the amount of valuable mineral in each ton of mineralized material, expressed as troy ounces (or grams) per ton (or tonne) of gold or other precious metal or as a percentage of copper or other base metal or mineral.

"HDPE" means high density polyethylene.

"HLP" or "HLPs" means heap-leach pads.

"historical estimate" means an estimate of the quantity, grade, or metal or mineral content of a deposit that an issuer has not verified or caused to be verified as a current Mineral Resource or Mineral Reserve, and which was prepared before the issuer acquiring, or entering into an agreement to acquire, an interest in the property that contains the deposit.

"HPGR" means high pressure griding rolls.

"ICP" means inductivity coupled plasma optical-emission spectrometry.

"ICP-MS" means ICP and mass spectrometry.

"IDEQ" means the Idaho Department of Environmental Quality.

"IDFG" means the Idaho Department of Fish and Game.

"IDL" means Idaho Department of Lands.

"IDWR" means the Idaho Department of Water Resources.

"Inferred Mineral Resource" is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling.  Geological evidence is sufficient to imply but not verify geological and grade or quality of continuity.

"Indicated Mineral Resource" is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit.

"Integra" or the "Company" means Integra Resources Corp.

"Integra Gold" means Integra Gold Corp.

"IRR" means internal rate of return.

"kg" means kilograms.

"Kinross" means Kinross Gold Corp.

"Kinross Royalty" means the 2.5% NSR royalty payable to Kinross USA on the DeLamar Area.

"Kinross USA" means Kinross Gold U.S.A., Inc.

"km" means kilometers.

"LOM" means life of mine.

"m" means meters.

"M&I" means Measured Mineral Resources and Indicated Mineral Resources.

"Maverix" means Maverix Metals Inc.

"MDA" means Mine Development Associates, Inc, a division of RESPEC.

"Measured Mineral Resource" is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit.

"Mineral deposit, deposit or mineralized material" means a mineralized body, which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures.  Such a deposit does not qualify to be defined as a commercially minable ore body or as containing ore reserves or resources, until final legal, technical, and economic factors have been resolved in an appropriate technical report.

"mineralization" means rock containing an apparent, if undetermined amount of minerals or metals.

"Mineral Reserve" is the economically mineable part of a Measured and/or Indicated Mineral Resource.  It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors.  Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.

"Mineral Resource" is a concentration or occurrence of solid material of economic interest in or on the Earth's crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction as determined in the judgment of a QP in respect of the technical and economic factors likely to influence the prospect of economic extraction.

"Mineral Resources and Reserves" (ref. CIM Definition Standards - For Mineral Resources and Mineral Reserves Prepared by the CIM Standing Committee on Reserve Definitions, Adopted by CIM Council on May 10, 2014).

"MJDS" means the multi-jurisdictional disclosure system.

"mm" means millimeters.

"Modifying Factors" are considerations used to convert Mineral Resources to Mineral Reserves.  These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

"MOU" means a Memorandum of Understanding the Company signed with the United States Bureau of Land Management to facilitate the hiring of a dedicated mineral specialist in the Marsing, Idaho BLM office that will oversee future permitting work for the DeLamar Project.

"Moz" means million ounces.

"MPO" means Mine Plan of Operations.

"mtpd" means metric tonnes per day.

"NEPA" means the National Environmental Policy Act.

"NERCO" means NERCO Mineral Company.

"NI 43‐101" means National Instrument 43‐101 - Standards of Disclosure for Mineral Projects.

"NI 52-109" means National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings.

"NI 52-110" means National Instrument 52-110 - Audit Committees.

"Nevada Select" means Nevada Select Royalty Inc.

"NSR" means a royalty payment based on the value of gross metal production from the property, less deduction of certain limited costs including smelting and refining, as defined by contract.

"NPV" means net present value.

"NYSE American" means the NYSE American LLC.

"OBCA" means the Ontario Business Corporations Act, R.S.O. 1990, c. B. 16.

"OEMR" means the Office of Energy and Mineral Resources.

"ore" means a natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.

"ounce (oz)" means a Troy ounce.

"oxidized" means mineralized rock in which some of the original minerals have been oxidized by natural processes.

"patented mining claim" means a mining claim on the public land of the United States or Canada, for which a patent has been issued conveying the title from the United States or Canada to the patentees.

"PoO" means Plans of Operation.

"porphyritic" means a rock texture in which one mineral has a larger grain size than the accompanying minerals.

"preliminary economic assessment" or "PEA" means a study, other than a pre‐feasibility or feasibility study (as defined in NI 43-101), that includes an economic analysis of the potential viability of Mineral Resources.

"pre-feasibility study" or "PFS" means a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on the Modifying Factors and the evaluation of any other relevant factors which are sufficient for a QP, acting reasonably, to determine if all or part of the Mineral Resource may be converted to a Mineral Reserve at the time of reporting.

"Probable Mineral Reserve" is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource.  The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

"Proven Mineral Reserve" is the economically mineable part of a Measured Mineral Resource.  A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

"2020 Public Offering" means the brokered offering of 6,785,000 Common Shares (including exercised over-allotment option) at an issue price of $2.55 per Common Share for gross proceeds of approximately $17,069,000 under a final prospectus supplement.

"2021 Public Offering" means the brokered offering of 6,785,000 Common Shares (including exercised over-allotment option) at an issue price of $3.40 per Common Share for gross proceeds of approximately $23,301,750 under a final prospectus supplement.

"QA/QC" means quality assurance and quality control.

"QP" means a "qualified person" for the purpose of NI 43-101.

"RC" means a machine that uses a bit attached to a down-hole hammer to produce a hole. Unlike diamond drilling, RC drilling produces samples of rock cuttings rather than a sample of rock core. The down-hole hammer is powered by compressed air, which also acts as the medium bringing the drill cuttings up to surface.

"RCE" means Reclamation Cost Estimate.

"ROD" means the EIS Record of Decision.

"RSUs" means restricted share units.

"SEC" means United States Securities and Exchange Commission.

"Special Warrants" means special warrants of the Company convertible into Common Shares.

"State Lease" means Nevada Select's interest in a State of Idaho Mineral Lease encompassing the War Eagle Property.

"strike length" means the longest horizontal dimensions of a body or zone of mineralization.

"TSF" tailing storage facility.

"tonne" or "t" means a metric tonne (1,000 kilograms).

"tpd" means tonnes per day.

"TSX-V" means the TSX Venture Exchange.

"2020 Underwriting Agreement" means the underwriting agreement dated September 10, 2020 among Integra, Raymond James Ltd., Cormark Securities Inc., National Bank Financial Inc., PI Financial Corp., Roth Capital Partners, LLC and Stifel Nicolaus Canada Inc., in respect of the 2020 Public Offering.

"2021 Underwriting Agreement" means the underwriting agreement dated September 14, 2021 among Integra, Raymond James Ltd., Cormark Securities Inc., National Bank Financial Inc., PI Financial Corp., Stifel Nicolaus Canada Inc., Canaccord Genuity Corp., Desjardins Securities Inc., H.C. Wainwright & Co., LLC, iA Private Wealth Inc. and Roth Canada, ULC in respect of the 2021 Public Offering.

"unpatented mining claim" means a mining claim located on the public lands of the United States or Canada, for which a patent has not been issued. An unpatented mining claim is a possessory interest only, subject to the paramount title of the United States or Canada.  The validity of an unpatented mining claim depends upon compliance with mining codes and payment of applicable taxes.  In Canada, each province has its own mining code and laws.

"vein" means an epigenetic mineral filling of a fault or other fracture in a host rock often composed of quartz, carbonate, metal sulphides or precious metals.

"War Eagle Property", "War Eagle Mountain" or "War Eagle means the State Lease encompassing the War Eagle gold-silver Deposit situated in the DeLamar District, southwestern Idaho.

"WRSFs" means waste-rock storage facilities.

SCHEDULE "B"

Audit Committee Charter

INTEGRA RESOURCES CORP.

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

1. Mandate

The primary function of the audit committee (the "Committee") is to assist the Board of Directors (the "Board") in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Senior Management of Integra Resources Corp. (the "Company") to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting, and the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures, and practices at all levels. The Committee's primary duties and responsibilities are to:

  Serve as an independent and objective party to oversee the Company's accounting and financial reporting processes and internal control system
  Review the Company's financial statements
  Oversee the audit of the Company's financial statements
  Oversee the Company's compliance with legal and regulatory requirements as they relate to accounting and financial controls and anti-corruption and bribery issues
  Oversee, review and appraise the independence and the performance of the Company's external auditors
  Provide an open avenue of communication among the Company's auditors, senior management and the Board.

2. Composition and Operation

The Committee shall be comprised of three or more directors as determined by the Board. Each of these directors shall be "independent" as required by the applicable rules of the Company's regulators, including Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended, and Sections 803A and 803B(2) of the NYSE American LLC Company Guide). No member of the Committee is permitted to have participated in the preparation of the financial statements of the Company or any current subsidiary at any time during the past three years.

All members of the Committee shall be, in the determination of the Board, "financially literate", as that term is defined by National Instrument 52-110 - Audit Committees, as amended from time to time. Each member of the Committee shall be able to read and understand fundamental financial statements, including the Company's balance sheet, income statement, and cash flow statement.  At least one member of the Committee must be "financially sophisticated," as that term is defined in Section 803B of the NYSE American LLC Company Guide, and must be an "audit committee financial expert" as defined in Item 407(d)(5)(ii) and (iii) of Regulation S-K.

The Committee members shall be appointed by the Board annually and the Board may at any time remove or replace any member of the Committee and may fill any vacancy with another Board member, as required.

The Board shall appoint a chair (the "Chair") from among the Committee members. If the Chair is not present at any meeting of the Committee, one of the other Committee members present at the meeting shall be chosen by the Committee to preside as the chairperson at the meeting.

The Committee shall meet at least quarterly, or more frequently as circumstances dictate. As part of its role to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

A majority of members shall constitute a quorum for meetings of the Committee, present in person or via telephone or via other telecommunication device that permits all persons participating in the meeting to speak and hear one another.

The Committee shall fix its own procedures for meetings, keep records of its proceedings, and report to the Board routinely.

The Committee shall hold in-camera sessions at each meeting, during which the members of the Committee shall meet in the absence of management.

The Committee may act by unanimous written consent of its members.  A resolution approved in writing by the members of the Committee shall be valid and effective as if it had been passed at a duly called meeting.

No business may be transacted by the Committee except at a meeting of its members at which a quorum of the Committee is present, or by a unanimous written consent.

Members shall be provided with a minimum of 48 hours' notice of meetings. The notice period may be waived by a quorum of the Committee.

3. Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

  Review this Charter annually, and recommend to the Board any necessary amendments;
  Review the Code of Business Conduct and Ethics annually, and recommend to the Board any necessary amendments;
  Review the Anti-Bribery and Anti-Corruption Policy annually, and recommend to the Board any necessary amendments;
  Review the Investment Policy annually, and recommend to the Board any necessary amendments;
  Review the Whistle Blower Policy annually, and recommend to the Board any necessary amendments;
  Review and recommend to the Board for approval the audited annual financial statements, with the report of the external auditor, and corresponding management's discussion and analysis prior to public dissemination and filing with securities regulatory authorities;
  Review and approve, or recommend to the Board for approval, the quarterly financial statements of the Company and corresponding management's discussion and analysis prior to public dissemination and filing with securities regulatory authorities;
  Review any other financial disclosure documents that contain material financial information about the Company requiring approval by the Board prior to public dissemination and/or filing with any governmental and/or regulatory authority, including, but not limited to press releases, annual reports,  annual information forms, and prospectuses or registration statements; and
  Review the Company's disclosure in the Management Information Circular including  Committee's composition and responsibilities and how they are discharged.

External Auditors

"External auditor" as used here shall mean any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review, or attest services for the Company. Each such external auditor shall report directly to the Committee. With respect to the external auditor, the Committee shall:

  Review annually the performance of the external auditors who shall be ultimately accountable to the Board and the Committee as representatives of the shareholders of the Company;
  Make recommendations to the Board with respect to the compensation of the external auditor,  assess whether fees and any other compensation to be paid to the external auditor for audit or non-audit services are appropriate to enable an audit to be conducted and to maintain the independence of the external auditor;
  Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with The Public Company Accounting Oversight Board Rule 3526;
  Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors;
  Take, or recommend that the full Board take, appropriate action to oversee the independence of the external auditors;
  Recommend to the Board the appointment, retention and replacement of the external auditors nominated annually for shareholder approval;
  Oversee the work of the external auditor, including the resolution of disagreements between management and the external auditor regarding financial reporting;
  At each year-end audit meeting, consult with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements;
  Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company;
  Review with management and the external auditors the audit plan for the year-end financial statements;
  Review with management and the external auditor any correspondence with securities regulators or other regulatory or government agencies which raise material issues regarding the Company's financial reporting or accounting policies; and
  Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:
    the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of fees paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;
    such services were not recognized by the Company at the time of the engagement to be non-audit services; and
    such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board to whom authority to grant such approvals has been delegated by the Committee.

The Chief Financial Officer of the Company shall maintain a record of non-audit services approved by the Audit Committee for each financial year, and shall provide a report to the Audit Committee no less frequently than on a quarterly basis.

Financial Reporting Processes

  In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external;
  Consider the external auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting;
  Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management;
  Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments;

  Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit,

including any restrictions on the scope of work or access to required information;

  Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements. Where there are significant unsettled issues, the Committee shall ensure that there is an agreed course of action for the resolution of such matters;

  Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented;
  Establish a procedure for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters;
  Review certification process;
  Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;
  Carry out a review designed to ensure that effective "whistle blowing" procedure exists to permit stakeholders to express any concerns regarding accounting, internal controls, auditing matters or financial matters to an appropriately independent individual; and
  Review any related-party transactions.

Ethical and Legal Compliance

  Review the integrity of the Chief Executive Officer (the "CEO") and other senior management and ensure that the CEO and other senior management strive to create a culture of integrity throughout the Company;
  Review the adequacy, appropriateness and effectiveness of the Company's policies and business practices which impact on the financial integrity of the Company, including those relating to insurance, accounting, information services and systems, financial controls and management reporting.

Risk Management and Evaluation

  Ensure systems are in place to identify principal risks of the Company's businesses and ensure appropriate procedures are in place to manage those risks and to address and comply with applicable regulatory, corporate, securities and other legal requirements. Specifically, the Committee shall ensure that procedures are in place to comply with the law, the Company's Articles of Incorporation, the Company's Code of Business Conduct and Ethics, all exemption orders issued in respect of the Company by applicable securities regulatory authorities, and all other significant Company policies and procedures.

  In conjunction with any other committees designated by the Board from time to time, review major financial, audit and accounting related risks and the policies, guidelines and mechanisms that management has put in place to govern the process of monitoring, controlling and reporting such risks.
  Review any material breaches and ensure that proposed action is adequate and that measures are put in place to prevent future breaches.
  Oversee and advise the Board on the Company's principal risks, risk strategy, and effectiveness of the Company's systems and procedures to mitigate these principal risks.
  As deemed necessary, recommend to the Board actions or improvements needed to improve the Company's risk management systems and procedures.

Anti-Bribery and Anti-Corruption

  Review the principal anti-bribery and anti-corruption risks in the Company's business activities and provide oversight of appropriate systems to manage such risk as applicable to the Company;
  Review and monitor the anti-bribery and anti-corruption policies and activities of the Company on behalf of the Board to ensure compliance with applicable laws, legislation, and policies as they relate to anti-corruption and anti-bribery issues; and
  In the event of the occurrence of a corruption or bribery incident, receive and review, without delay, a report from management detailing the nature of the incident. Such report is to be made to the Committee in its entirety, and the Committee will immediately inform the Board at large, which will review the incident and to determine the Company's disclosure obligations, if any.

4. Authority

The Committee:

  Has the authority to communicate directly with officers and employees of the Company, its auditors, legal counsel and to such information respecting the Company as it considers necessary or advisable in order to perform its duties and responsibilities.    This extends to the requiring the external auditor to report directly to the Committee;
  Has the authority to engage independent counsel and other advisors as it deems necessary to carry out its duties and the Committee will set the compensation for such advisors; and
  Shall be provided appropriate funding from the Company, as determined by the Committee, for payment of compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit review or attest services for the Company, to any advisors employed by the Committee, and for ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

The Committee shall also have such other powers and duties as delegated to it by the Board.

5. Accountability

The Committee Chair has the responsibility to report to the Board, as requested, on accounting and financial matters relative to the Company.

The Committee shall report its discussions to the Board by maintaining minutes of its meetings and providing an oral report at the next Board meeting.